Exhibit 99.2

newgold™

Annual General and Special Meeting of New Gold Inc.
Management Information Circular
March 21, 2025

Notice of Annual General and special Meeting of Shareholders

Notice is hereby given that the annual general and special meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held virtually at https://meetings.lumiconnect.com/400-577-989-013 on Tuesday, May 6, 2025 at 4:00 p.m. (Eastern time) for the following purposes:

1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the auditor’s report on those statements;
2.	setting the size of the board of directors of the Company at nine directors;
3.	electing the directors of the Company;
4.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix its remuneration;
5.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution approving amendments to the Company’s long term incentive plan and approving unallocated performance share units issuable thereunder;
6.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and
7.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

Given New Gold’s desire to maximize the accessibility of the Meeting for its shareholders, New Gold will be conducting the Meeting virtually. A virtual Meeting affords all shareholders an equal ability to attend and participate in the Meeting, regardless of geographic location. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders and their duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the management information circular (the “Circular”) that accompanies this notice if they wish to appoint themselves as a proxyholder to vote at the virtual Meeting and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular, along with other stakeholders who do not own common shares, will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate. New Gold hopes that hosting a virtual Meeting will increase participation by its shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location or the particular constraints or circumstances they may be facing.

It should be noted that the vast majority of our shareholders vote in advance of the Meeting by proxy and are encouraged to continue to do so via the various channels outlined in the Circular. The virtual Meeting does not change shareholders’ ability to vote by proxy. However, those that wish to participate in the virtual Meeting or to appoint a proxy to participate, are encouraged to carefully read the instructions in the Circular and in particular the procedure for appointing yourself or a proxy.

The record date for the Meeting is March 6, 2025. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

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This notice is accompanied by the Circular and either a proxy form or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of New Gold for the year ended December 31, 2024 will also accompany this notice. Copies of New Gold’s annual and interim financial statements and MD&A are also available under New Gold’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular are also available on New Gold’s website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx and under New Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

We value your opinion and participation in the Meeting as a shareholder of New Gold. For your information, the Meeting is not expected to include a formal presentation by management, but there will be an opportunity for shareholders to ask questions. Please review the accompanying Circular before voting, as it contains important information about the Meeting. It is important that you exercise your vote, either virtually at the Meeting or by proxy. Any questions regarding voting your common shares should be directed to New Gold’s advisor and proxy solicitation agent, Kingsdale Advisors, which can be reached by toll-free telephone in North America at 1-866-581-1477, at 1-437-561-5022 (text and call enabled collect outside North America), or by email at contactus@kingsdaleadvisors.com. For easy access to voting links and all information surrounding the Meeting, go to www.newgoldAGM.com or scan the QR code on the back page of the Circular. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent, Computershare Investor Services, by 4:00 p.m. (Eastern time) on May 2, 2025, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Non-registered (or beneficial) holders must provide their voting instructions to their intermediaries sufficiently in advance of this deadline to allow the intermediary sufficient time to forward this information to Computershare Investor Services.

DATED at Toronto, Ontario this 21st day of March 2025.

By Order of the Board of Directors

Richard O’Brien

Chair of the Board

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TABLE OF CONTENTS

General Information		5
Meeting and voting information		5
VOTING INFORMATION		6
OTHER IMPORTANT INFORMATION		13
BUSINESS OF THE MEETING		13
1.	Receiving the Audited Consolidated Financial Statements	13
2.	Board size resolution	14
3.	Election of Directors	14
4.	Appointment of Auditor	26
5.	Approval of amendments to the Company’s Long Term Incentive Plan and approval of unallocated performance share units issuable thereunder	27
6.	Say on Pay Advisory Vote	30
GOVERNANCE AT A GLANCE		31
STATEMENT OF EXECUTIVE COMPENSATION		32
STATEMENT OF DIRECTOR COMPENSATION		63
Sustainability		69
CORPORATE GOVERNANCE PRACTICES		74
OTHER INFORMATION		91
SCHEDULE A - EQUITY COMPENSATION PLANS		93
SCHEDULE B - BOARD OF DIRECTORS MANDATE		103
SCHEDULE C - LONG TERM INCENTIVE PLAN		111

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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General Information

Unless otherwise stated, the information contained in this Circular is as of March 21, 2025, and all dollar amounts in this Circular refer to Canadian dollars. United States dollars are referred to as “US$”.

Meeting and voting information

WHO IS SOLICITING MY PROXY?

You have received this management information circular (the “Circular”) because you owned common shares (“Shares”) of New Gold Inc. (“New Gold” or the “Company”) as of the close of business on the record date of March 6, 2025, and are entitled to receive notice of, and vote at, our annual general and special meeting of shareholders (“Meeting”).

Management is soliciting your proxy for the Meeting. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold. The Company has also retained the services of Kingsdale Advisors (“Kingsdale”) to act as strategic shareholder advisor and proxy solicitation agent. Fees for Kingsdale’s solicitation services are anticipated to be $70,500 plus disbursements. The costs of preparing and distributing Meeting materials and the cost of soliciting proxies will be borne by New Gold.

Shareholders with questions about voting their Shares may contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, at 1-437-561-5022 (text and call enabled collect outside North America) or by email at contactus@kingsdaleadvisors.com.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

how ARE meeting materials BEING delivered to shareholders?

New Gold is using the notice and access regime (“Notice and Access”) adopted by the Canadian securities regulators for the delivery of the notice of meeting (the “Notice of Meeting”), the Circular and the proxy form or voting instruction form (collectively, the “Meeting Materials”), as applicable, to registered and beneficial shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders received a copy of the Notice of Meeting with instructions for accessing the Circular online. New Gold has adopted the Notice and Access delivery process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

New Gold has sent the Notice of Meeting and proxy form directly to registered shareholders and has distributed copies of the Notice of Meeting and voting instruction form to non-registered shareholders through their intermediaries and clearing agencies. Management of New Gold does not intend to pay for intermediaries to forward the Meeting Materials to objecting beneficial owners under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. An objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery. New Gold does not intend to send proxy-related materials directly to non-objecting beneficial owners.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Shareholders may request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular is filed on SEDAR+. Requests may be made through New Gold’s website, www.newgold.com, or by calling 1-833-324-6018. To receive the Meeting Materials in advance of the proxy cut-off deadline (as defined below) and Meeting date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy cut-off deadline.

WHEN AND WHERE IS THE Meeting BEING HELD?

The Meeting is being held virtually at https://meetings.lumiconnect.com/400-577-989-013 at 4:00 p.m. (Eastern time) on May 6, 2025 for the purposes set out in the Notice of Meeting.

why is new gold holding the meeting virtually?

In order to provide shareholders with an equal opportunity to attend and participate at the Meeting, regardless of the particular constraints, circumstances or difficulties they may be facing as a result of geographic location or otherwise, New Gold’s board of directors (the “Board”) and management have again decided to conduct the Meeting virtually. Registered shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints or circumstances they may be facing.

How many shareholders are needed to reach a quorum?

The Company must have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 5% of the issued and outstanding Shares of New Gold entitled to be voted at the Meeting. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Does any shareholder beneficially own 10% or more of the outstanding NEW GOLD Shares?

To the knowledge of the directors and executive officers of New Gold, as of the date of this Circular, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.

VOTING INFORMATION

Who Can Vote?

You are entitled to receive notice of, and to vote at, the Meeting if you held Shares of New Gold at the close of business on the record date for the Meeting, being March 6, 2025. As of the record date, New Gold had 791,304,598 Shares issued and outstanding. Each Share entitles the holder to one vote on the items to be voted on at the Meeting.

How Do I Vote My Shares?

The manner in which you vote your Shares depends on whether you are a registered shareholder or a non-registered (or beneficial) shareholder. You are a registered shareholder if you have a Share certificate or Direct Registration System (DRS) advice issued in your name and appear as the registered shareholder on the books of Company. You are a non-registered shareholder if your New Gold Shares are registered in the name of an intermediary, such as a bank, trust company, investment dealer, clearing agency or other institution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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If you are not sure whether you are a registered or non-registered shareholder, please contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, 1-437-561-5022 (text and call enabled collect outside North America) or by email at contactus@kingsdaleadvisors.com. For easy access to voting links and all information surrounding the Meeting, go to www.newgoldAGM.com or scan the QR code on the back page of the Circular.

How do I vote if I am a registered shareholder?

Voting by Proxy

Voting by proxy is the easiest way for registered shareholders to cast their vote. You can vote by proxy in any of the following ways:

By Telephone:

Call Computershare toll-free in North America 1-866-732-8683 or outside North America 1-312-588-4290. You will need your 15-digit control number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

By Internet:	Go to Computershare’s website at www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your proxy form. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.
By Mail or Fax:	Complete, sign and date your proxy form and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided or fax a copy of the completed, signed and dated proxy form to Computershare at 1-866-249-7775. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

You may appoint a person other than the directors and officers designated by the Company on your proxy form, who need not be a shareholder, to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the proxy form, and return it to Computershare as instructed. In addition, for your proxyholder to attend and participate in the virtual Meeting, you must also register the appointment of your proxyholder at www.computershare.com/newgold and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with a Username via email to vote at the Meeting. Registering your proxyholder is an additional step which must be completed by no later than 4:00 p.m. (Eastern time) on May 2, 2025 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting). Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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If you have complied with the steps described above, prior to the Meeting, Computershare will contact your proxyholder via email with a unique Username/control number which, along with the password “newgold2025” (case sensitive), will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, you or your proxyholder will not be able to ask questions or vote at the Meeting. Please see below, under the headings “How can I log in to the virtual Meeting” and “How will my Shares be voted if I return a proxy?” for more information.

Shareholders requiring assistance or experiencing difficulties during the registration, authentication or voting processes with Computershare may contact 1-800-564-6253 for additional information or technical support or alternatively email service@computershare.com. International holders can contact 514-982-7555. It is recommended shareholders include the company name, their proxyholder’s contact information, if applicable, and their 15-digit control number when contacting support or having such information available so that technical support and assistance can more quickly be provided.

Voting in Person via Internet Webcast

Registered shareholders have the ability to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://meetings.lumiconnect.com/400-577-989-013, click on “I have a login”, enter the 15-digit control number found on the proxy, and the password “newgold2025” (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least one hour before the start of the Meeting. Non-registered shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest”.

How do I vote if I am a non-registered (or beneficial) shareholder?

Submitting Voting Instructions

You will receive a voting instruction form that allows you to vote on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Shares to be voted, which you should complete, sign, date, and return as directed on the form. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Shares are voted by their intermediary on their behalf at the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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New Gold may utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Shares over the telephone. Alternatively, Kingsdale may contact non-registered shareholders who do not object to their names being known to the Company to assist them with conveniently voting their Shares directly over the phone. If you have any questions about the Meeting, please contact Kingsdale by telephone at 1-866-581-1477 (toll-free in North America), 1-437-561-5022 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

Voting in Person Via Internet Webcast

New Gold does not have access to the names or holdings of non-registered shareholders. This means that you can only vote your Shares virtually at the Meeting if: (a) you have previously appointed yourself as the proxyholder for your Shares by printing your name in the space provided on your voting instruction form and submitting it as directed on the form; and (b) by no later than 4:00 p.m. (Eastern time) on May 2, 2025 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting), you have registered your appointment at www.computershare.com/newgold. If you have completed these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact you via email with your unique Username/control number which, along with the password “newgold2025” (case sensitive), will allow you to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, you will not be able to ask questions or vote at the Meeting.

You may also appoint a person other than the directors and officers designated by the Company as the proxyholder for your Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the virtual Meeting, you will need to register the appointment of your proxyholder at www.computershare.com/newgold by no later than 4:00 p.m. (Eastern time) on May 2, 2025 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting). If your proxyholder has been properly appointed, Computershare will contact your proxyholder via email prior to the Meeting with a Username/control number which, along with the password “newgold2025” (case sensitive), will allow your proxyholder to participate in, and vote at, the Meeting using the LUMI meeting platform.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 4:00 p.m. (Eastern time) on May 2, 2025. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to Computershare before 4:00 p.m. (Eastern time) on May 2, 2025. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to participate in the virtual Meeting.

Please see below under the heading “How can I log in to the virtual Meeting?” for more information.

Notice for US beneficial holders

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your intermediary and then register in advance to attend the Meeting. Follow the instructions from your intermediary included with the proxy materials or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy form from your intermediary, to then register to attend the virtual Meeting, you must submit a copy of your legal proxy form to Computershare. Requests for registration should be directed to:

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Computershare Trust Company of Canada
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1
OR
Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than May 2, 2025 at 4:00 p.m. (Eastern time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are also required to register your appointment at www.computershare.com/newgold. Once you have complied with those two steps, Computershare will contact you prior to the Meeting via email with your unique Username/control number which, along with the password “newgold2025” (case sensitive), will allow you to log in to the live webcast and vote at the Meeting at https://meetings.lumiconnect.com/400-577-989-013 using the LUMI meeting platform. Without a control number, you will not be able to ask questions or vote at the Meeting.

Is There A Deadline For My Proxy To Be Received?

Yes. New Gold must receive your voting instructions by 4:00 p.m. (Eastern Time) on Friday, May 2, 2025 (the “proxy cut-off deadline”) to ensure that your Shares are voted at the Meeting. If the Meeting is adjourned or postponed, your proxy must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of the proxy cut-off deadline to allow your intermediary time to forward this information to Computershare by the proxy cut-off deadline. New Gold reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but New Gold is under no obligation to accept or reject any particular late proxy.

Electronic dELIVERY

Beneficial shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting Materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number. Once you’ve submitted your vote in respect of the resolutions at the meeting and received your vote confirmation, you will be able to select the electronic delivery box and provide an email address for E-delivery moving forward. Having registered for E-delivery, going forward you will receive your Meeting Materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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How Can I Log In To The Virtual Meeting?

Only shareholders of record at the close of business on March 6, 2025 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders, to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions.

(i)	Registered shareholders and duly appointed proxyholders may log in online at https://meetings.lumiconnect.com/400-577-989-013 click on “I have a login”, enter the 15-digit control number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password “newgold2025” (case sensitive), then click on the “Login” button. New Gold recommends that you log in at least one hour before the Meeting begins. For registered shareholders, the control number is located on your proxy form. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your control number will be provided by Computershare, provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.
(ii)	Non-registered shareholders may view a live webcast of the Meeting by going to the same URL noted above and clicking on “I am a guest”.

During the Meeting, you must ensure that you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least one hour before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your Shares in advance or by proxy, so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting. In an effort to mitigate any potential issues relating to logging into or participating during the Meeting, the Company has posted a Virtual AGM User Guide on its website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx, and filed it on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and shareholders are encouraged to review it prior to the Meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq for additional information. Shareholders experiencing technical difficulties or otherwise requiring assistance with the Meeting website one hour before the Meeting or during the Meeting can contact technical support at support-ca@lumiglobal.com. It is recommended shareholders include the event name, meeting ID, Username and issue when contacting support or having such information available so that technical support can more quickly provide assistance.

New Gold believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year’s Meeting virtually. Registered shareholders, non-registered shareholders who have appointed themselves as proxyholders, and third party-proxyholders accessing the Meeting will have an opportunity to ask questions and otherwise participate in the Meeting in writing by sending a message to the Chair of the Meeting online through the LUMI platform. It is anticipated that shareholders will have substantially the same opportunity to engage on matters of business at the Meeting in the same manner as in prior years when the annual shareholders’ meeting was held in person. Matters properly brought before the Meeting will pertain to the formal business of the Meeting. Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders and proxyholders participating through the LUMI meeting platform. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time to be allocated to each question. The Chair can edit or reject questions considered inappropriate. Following the Meeting, the Company will post appropriate questions received during the meeting and the Company’s answers (including questions for which there was insufficient time at the Meeting to respond to) on the investor page of the Company’s website as soon as is practical.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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How Will My Shares Be Voted If I Return A Proxy?

By completing and returning a proxy form, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares or withhold your Shares from voting on each item of business according to your instructions. If you sign and return your proxy form without designating a proxyholder and do not give voting instructions or specify that you want your Shares withheld from voting, the New Gold representatives will vote your Shares as follows:

•	FOR setting the size of the Board at nine;
•	FOR the election of the nominee directors to the Board;
•	FOR the appointment of Deloitte LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration;
•	FOR the approval of amendments to the Company’s long term incentive plan and approving unallocated performance share units issuable thereunder; and
•	FOR the non-binding advisory resolution approving the Company’s approach to executive compensation.

What Happens If There Are Amendments, Variations Or Other Matters Brought Before The Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 21, 2025, no director or officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

How Do I revoke My Proxy?

If you change your mind about how you wish to vote your Shares, you can revoke your proxy in one of the following ways:

(i)	voting again on the Internet or by phone before 4:00 p.m. (Eastern time) on May 2, 2025;
(ii)	completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing it or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 4:00 p.m. (Eastern time) on May 2, 2025;

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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(iii)	a shareholder could also revoke their proxy by attending the meeting online and casting their vote personally, which would automatically revoke any previously submitted proxy; or
(iv)	any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:00 p.m. (Eastern time) on May 2, 2025, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

OTHER IMPORTANT INFORMATION

What is the deadline for making a shareholder proposal at the next annual meeting of shareholders?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual meeting of shareholders is February 5, 2026.

are there any shareholder proposals being considered at the meeting?

There are no shareholder proposals being considered at the Meeting.

where can i find financial information relating to the company?

New Gold’s financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2024, and related MD&A, both of which can be found on the Company’s SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov and in the news and events section of the Company’s website.

How do i nominate a candidate for election to the Board?

The Company adopted an Advance Notice Policy in 2015. Shareholders are required to comply with the Advance Notice Policy in connection with director nominations other than pursuant to a meeting requisition or shareholder proposal. Among other things, the Advance Notice Policy requires the nominating shareholder to provide to New Gold certain information regarding the shareholder and the shareholder’s proposed nominees and sets out specific timelines for providing such information. A copy of the Advance Notice Policy is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Corporate Governance and Nominating Committee (the “CGNC”) will consider candidates submitted by shareholders on the same basis as any other candidate. As of the date of this Circular, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the Advance Notice Policy.

BUSINESS OF THE MEETING

1.	Receiving the Audited Consolidated Financial Statements

New Gold’s consolidated financial statements, including the auditor’s report thereon, for the year ended December 31, 2024 will be placed before the Meeting. The audited consolidated financial statements are available on New Gold’s website at www.newgold.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Printed copies will be mailed to registered shareholders and non-registered shareholders who requested them. For information on how to request a printed copy of New Gold’s audited consolidated financial statements, please see “Meeting and Voting Information - How are Meeting Materials Being Delivered to Shareholders?” on page 5 of this Circular.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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2.	Board size resolution

The Company’s existing Articles require that the Board consist of the greater of three directors or the number set by ordinary resolution of its shareholders. At the Meeting, the nine persons named below will be proposed for election as directors of the Company. New Gold is asking shareholders to set, by ordinary resolution, the number of directors of the Company at nine.

Unless directed otherwise in the form of proxy, the persons named in the form of proxy intend to vote FOR setting the Board size at nine persons.

3.	Election of Directors

At the Meeting, the nine persons named below will be proposed for election to the Board (the “Nominees”). Eight of the nine Nominees (89%) are independent.

Margaret Mulligan will not be standing for re-election at the Meeting. Ms. Mulligan has served on the Board since 2018. The Company thanks Ms. Mulligan for her commitment and invaluable contributions to New Gold during her time on the Board.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.

It is not contemplated that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the persons named in the proxy reserve the right to nominate and vote for the election of another individual at their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of New Gold following his or her election or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of New Gold.

The Board has adopted a Majority Voting Policy which stipulates that if a Nominee receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, that Nominee will promptly submit his or her resignation to the Board, which resignation will be accepted except where exceptional circumstances would warrant rejecting or delaying the acceptance of the offer of resignation, as determined by the Board in accordance with its fiduciary duties. The Board’s decision will be publicly disclosed (with full reasons for its decision in the event the Board declines to accept the resignation). The Nominee will not participate in deliberations regarding the resignation offer, except in limited circumstances where the Nominee’s participation is required for quorum. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on New Gold’s website at www.newgold.com.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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The following pages contain brief biographies for each of the Nominees. The information provided includes the following for each Nominee: description of their principal occupation; business or employment within the past five years; details of residence; independence status; age; date they first became a director of New Gold; areas of expertise; and number of Shares and other securities of New Gold beneficially owned directly or indirectly, or over which control or direction is exercised by the Nominee as at March 6, 2025. The biographies have each been reviewed by the respective Nominee.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Québec, Canada Age: 47 Director since September 9, 2024 Independent

SOPHIE BERGERON

Sophie Bergeron brings over 20 years of mining experience with a focus on operations and project management, as well as a strong sustainability background focused on safe mining. Ms. Bergeron is currently the Managing Director, Diamonds for Rio Tinto Iron and Titanium and Diamonds where responsibilities include managing operations and projects in Canada and Africa, and leading the Health, Safety, Environment, Security and Communities teams. Ms. Bergeron contributes to sustainable and responsible mining with Rio Tinto to foster a collaborative and responsible environment. Prior to Rio Tinto, Ms. Bergeron spent 10 years at Newmont Corporation, most recently as the General Manager of the Eleonore Mine in Québec from 2017 to 2020. Prior to Newmont, Ms. Bergeron spent 10 years at Xstrata Nickel, most recently as the Continuous Improvement Superintendent. Ms. Bergeron has a bachelor’s degree in mining engineering from Polytechnique Montréal, a Professional Certificate in Operations from Melbourne University, and is a Six Sigma Brown Belt. Ms. Bergeron is a Professional Engineer and member of the Québec Professional Engineers Association. At New Gold, Ms. Bergeron is a member of the Corporate Governance and Nominating Committee and a member of the Technical and Sustainability Committee. Ms. Bergeron’s principal occupation is as Managing Director, Diamonds for Rio Tinto Iron and Titanium and Diamonds.

Areas of Expertise
• Mining Industry / Operations		• Strategic Planning / M&A
• Public Company Boards / Corporate Governance		• Government Relations / Legal Matters
• Health & Safety / Environment / Sustainability		• Risk Management
• Talent Management

Securities Held as of March 6, 2025(1)		Director Election - Voting Results
DSUs	14,003	Year	For	Withheld
Shares	-	Not applicable
Ms. Bergeron has until September 2027 to meet the Company’s equity ownership guidelines.

Board and Committee Membership and Attendance 2024(1)		Other Public Directorships
Board	2 of 2	None
Corporate Governance and Nominating Committee	N/A
Technical and Sustainability Committee	N/A

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Colorado, United States Age: 64 Director since September 9, 2024 Independent

Ross bhappu

Ross Bhappu brings over 30 years of experience in mining, overseeing and financing mining projects and activities for both senior and junior mining companies. Mr. Bhappu has spent 25 years at Resource Capital Funds (“RCF”) where he is currently Senior Strategic Advisory Partner and was previously the head of RCF’s Private Equity Funds. He serves as Chair of the Private Equity Mature Funds Investment Committee. In his current role, Mr. Bhappu is responsible for serving as an ambassador for the firm, building relationships with potential and existing investors, evaluating investment merits, and developing and executing business strategies for each investment. Prior to RCF, Mr. Bhappu was President and Chief Executive Officer of GTN Copper Corporation from 1998 to 2001, and Director of Business Development at Newmont Mining Corporation from 1993 to 1997. Mr. Bhappu holds a Ph.D. in Mineral Economics from the Colorado School of Mines, an M.S. in Metallurgy from the University of Arizona, and a B.S. in Metallurgical Engineering from the University of Arizona. At New Gold, Mr. Bhappu is a member of the Human Resources and Compensation Committee and a member of the Technical and Sustainability Committee. Mr. Bhappu’s principal occupation is as Senior Strategic Advisory Partner at RCF.

Areas of Expertise
• Mining Industry / Operations		• Talent Management
• Capital Markets / Finance / Accounting		• Strategic Planning / M&A
• Public Company Boards / Corporate Governance		• Capital Project Management
• Risk Management

Securities Held as of March 6, 2025(1)		Director Election - Voting Results
DSUs	15,557	Year	For	Withheld
Shares	-	Not applicable
Mr. Bhappu has until September 2027 to meet the Company’s equity ownership guidelines.

Board and Committee Membership and Attendance 2024(1)		Other Public Directorships
Board	2 of 2	Cyprium Metals Limited		Since 2023
Technical and Sustainability Committee	N/A
Human Resources and Compensation Committee	1 of 1

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Colorado, United States Age: 66 Director since May 27, 2019 Independent

Nicholas Chirekos

Nicholas (Nick) Chirekos has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry. He served in various investment banking roles at J.P. Morgan Securities Inc. from 1987 until his retirement in 2016. His roles included Managing Director, North American Head of Mining from 2002 to 2016, and Global Head of Mining and Metals from 2000 to 2002. He brings extensive expertise in mergers and acquisitions, equity, equity linked and fixed income transactions and was formerly a member of J.P. Morgan’s Investment Banking North American Reputational Risk Committee. Mr. Chirekos is a director on the boards of Peabody Energy Corporation, where he is chair of the Audit Committee, and Metallus Inc. He is also a member of the Executive Advisory Board at the University of Denver Daniels College of Business. He holds a Bachelor of Science degree from the University of Denver and a Master of Business Administration degree from New York University. At New Gold, Mr. Chirekos is Chair of the Corporate Governance and Nominating Committee and a member of the Human Resources and Compensation Committee. Mr. Chirekos’ principal occupation is as a corporate director.

Areas of Expertise
• Mining Industry / Operations		• Risk Management
• Capital Markets / Finance / Accounting		• Strategic Planning / M&A
• Public Company Boards / Corporate Governance

Securities Held as of March 6, 2025(1)		Director Election - Voting Results
DSUs	397,233	Year	For	Withheld
Shares	-	2024	79.95%	20.05%
Mr. Chirekos meets the Company’s equity ownership guidelines.		2023	97.90%	2.10%
		2022	98.63%	1.37%

Board and Committee Membership and Attendance 2024(1)		Other Public Directorships
Board	10 of 10	Metallus Inc.		Since 2022
Corporate Governance and Nominating Committee, Chair	5 of 5	Peabody Energy Corporation		Since 2017
Human Resources and Compensation Committee	6 of 6

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Edinburgh, United Kingdom Age: 53 Director since April 25, 2018 Independent gillian davidson

Gillian Davidson has over 25 years of experience in sustainability, ESG and responsible supply chains. She is currently a senior adviser to global extractives companies and a Non-Executive Director on the Boards of Central Asia Metals, Lundin Gold Inc. and New Gold, and serves as Chair of Sustainability Committee on each. She served as a board director at Lydian International until March 2020. Prior, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum and Director of Social Responsibility at Teck Resources Limited. Before joining Teck, Dr. Davidson held roles related to sustainability and natural resources as a consultant, in academia and in government. Dr. Davidson is the current chair of the Global Battery Alliance and the WEF Global Future Council on Responsible Resource Use, and past chair of International Women in Mining. She also acts as Chief Sustainability Officer at Regeneration, a remining start up. Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasgow, a PhD in Development Economics and Economic Geography from the University of Liverpool and is an alumna of the Governor General of Canada’s Leadership Conference. At New Gold, Dr. Davidson is Chair of the Technical and Sustainability Committee and a member of the Corporate Governance and Nominating Committee. Dr. Davidson’s principal occupation is as a consultant.

Areas of Expertise
• Mining Industry / Operations		• Health & Safety / Environment / Sustainability
• Public Company Boards / Corporate Governance		• Government Relations/ Legal Matters
• Risk Management

Securities Held as of March 6, 2025(1)		Director Election - Voting Results
DSUs	575,373	Year	For	Withheld
Shares	-	2024	94.06%	5.94%
Dr. Davidson meets the Company’s equity ownership guidelines.		2023	98.35%	1.65%
		2022	99.28%	0.72%

Board and Committee Membership and Attendance 2024(1)		Other Public Directorships
Board	9 of 10	Lundin Gold Inc.		Since 2021
Technical and Sustainability Committee, Chair	5 of 5	Central Asia Metal Limited		Since 2019
Corporate Governance and Nominating Committee	5 of 5

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Ontario, Canada Age: 56 Director since November 23, 2022 Non-Independent

Patrick godin

Patrick Godin has over 30 years of corporate, technical and operations experience in the mining industry. Mr. Godin’s principal occupation is as the President and Chief Executive Officer of New Gold effective November 23, 2022. Prior to joining New Gold, Mr. Godin was Vice President and Chief Operating Officer of Pretium Resources Inc. and was responsible for the operations of the Brucejack Mine. Prior to that, Mr. Godin was the President and Chief Executive Officer of Stornoway Diamond Corporation, and from 2010 to 2018 he was its Chief Operating Officer and Vice President. He also previously served as the Vice President, Project Development for G Mining Services and held executive or senior operations positions for Canadian Royalties, lAMGOLD and Cambior in the Americas. Mr. Godin holds a Bachelor of Engineering degree in Mining from Laval University in Québec, Canada and obtained the ICD.D designation from the Institute of Corporate Directors in 2010.

Areas of Expertise
• Mining Industry / Operations		• Strategic Planning / M&A
• Public Company Boards / Corporate Governance		• Government Relations / Legal Matters
• Health & Safety / Environment / Sustainability		• Risk Management
• Talent Management

Securities Held as of March 6, 2025(1)		Director Election - Voting Results
PSUs & RSUs	2,560,884	Year	For	Withheld
Shares	112,600	2024	99.53%	0.47%
Mr. Godin meets the Company’s equity ownership guidelines.		2023	99.40%	0.60%

Board and Committee Membership and Attendance 2024(1)		Other Public Directorships
Board	10 of 10	None

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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London, United Kingdom Age: 56 Director since May 4, 2021 Independent thomas j. mcculley

Thomas (Tom) McCulley has 30 years of experience in project execution and operations leadership in the mining and construction industries, including extensive experience in the setup and leadership of industry leading global assurance programs. Mr. McCulley has experience in all phases of a mining project lifecycle, from scoping studies through commissioning and start-up and operations, including investment evaluations. Mr. McCulley is currently the Chief Executive Officer of Anglo American Crop Nutrients and Group Head of Projects for Anglo American plc, positions he has held since 2022 and 2015, respectively. Mr. McCulley previously served as Chief Executive Officer of Anglo American Peru from 2018 to 2022. From 2000 to 2015, he served in several senior roles at Newmont Mining Corporation, including as Vice President of Investment Assurance from 2011 to 2015. Mr. McCulley holds a Bachelor of Science (Accounting) from Mount Saint Mary’s University. At New Gold, Mr. McCulley is a currently member of the Audit Committee and the Technical and Sustainability Committee.

Areas of Expertise
• Mining Industry / Operations		• Strategic Planning / M&A
• Public Company Boards / Corporate Governance		• Government Relations / Legal Matters
• Health & Safety / Environment / Sustainability		• Risk Management
• Talent Management

Securities Held as of March 6, 2025(1)		Director Election - Voting Results
DSUs	240,059	Year	For	Withheld
Shares	-	2024	99.52%	0.48%
Mr. McCulley meets the Company’s equity ownership guidelines.		2023	99.23%	0.77%
		2022	99.47%	0.53%

Board and Committee Membership and Attendance 2024(1)		Other Public Directorships
Board	9 of 10	None
Technical and Sustainability Committee	5 of 5
Human Resources and Compensation Committee	5 of 5
Audit Committee	N/A

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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British Columbia, Canada Age: 53 Director since July 29, 2024 Independent christian milau

Christian Milau brings over 25 years of experience in finance, capital markets and mining. He is a mining executive with experience leading growth-oriented exploration, development and operating mining companies with a focus on gold and copper. His mining experience includes Chief Executive Officer of Equinox Gold from 2016 to 2022, leading the company through five mergers and acquisitions and growing from a single-asset developer to a multi-mine producer with eight operating mines. Prior to Equinox, he served as Chief Executive Officer at True Gold Mining from 2015 until it was acquired by Endeavour Mining in 2016. He also served as Chief Financial Officer of Endeavour Mining from 2011 to 2015, and Vice President, Treasurer at New Gold from 2008 to 2011. He is currently the Chief Executive Officer and a founder of a private copper and precious metals company focused on exploration in Saudi Arabia, Saudi Discovery Company. He is also a corporate director, serving on the boards of Copper Standard Resources, Arras Minerals Corp. and Northern Dynasty Minerals. At New Gold, Mr. Milau is a member of the Human Resources and Compensation Committee and a member of the Audit Committee.

Areas of Expertise
• Mining Industry / Operations		• Talent Management
• Capital Markets / Finance / Accounting		• Strategic Planning / M&A
• Public Company Boards / Corporate Governance		• Government Relations / Legal Matters
• Health & Safety / Environment / Sustainability		• Risk Management

Securities Held as of March 6, 2025(1)		Director Election - Voting Results
DSUs	18,962	Year	For	Withheld
Shares	19,700	Not applicable
Mr. Milau has until July 2027 to meet the Company’s equity ownership guidelines.

Board and Committee Membership and Attendance 2024(1)		Other Public Directorships
Board	3 of 3	Arras Minerals Corp.		Since 2022
Audit Committee	2 of 2	Northern Dynasty Minerals Ltd.		Since 2016
Human Resources and Compensation Committee	1 of 1	Copper Standard Resources Inc.		Since 2024
Technical and Sustainability Committee	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Denver, Colorado Age: 71 Director since March 25, 2024 Independent

Richard O’Brien

Richard O’Brien has over 40 years of experience in the mining and energy sectors, including more than 20 years in chief executive officer and chief financial officer roles. Mr. O’Brien served as President and Chief Executive Officer of Newmont Mining Corporation from 2007 to 2013, Executive Vice President and Chief Financial Officer from 2006 to 2007, and Senior Vice President and Chief Financial Officer from 2005 to 2006. He also served as President and Chief Executive Officer of Boart Longyear Limited, the world’s leading provider of drilling services, drilling equipment and performance tooling for mining and drilling companies, from 2013 to 2015. He currently serves on the boards of Vulcan Materials Co., Xcel Energy Inc. and Ma’aden, Saudi Arabian Mining Co. He was also Chair of the Board of Pretium Resources Inc. from 2019 to 2022, until its acquisition by Newcrest Mining Limited. Mr. O’Brien holds a Bachelor of Arts (Economics) from the University of Chicago and a Juris Doctor from Lewis and Clark School of Law. He also completed the Directors’ Consortium at Stanford Graduate School of Business. At New Gold, Mr. O’Brien was appointed as the Chair of the Board in July 2024 and he is a member of the Technical and Sustainability Committee. Mr. O’Brien’s principal occupation is as a corporate director.

Areas of Expertise
• Mining Industry / Operations		• Talent Management
• Capital Markets / Finance / Accounting		• Strategic Planning / M&A
• Public Company Boards / Corporate Governance		• Government Relations / Legal Matters
• Health & Safety / Environment / Sustainability		• Risk Management

Securities Held as of March 6, 2025(1)		Director Election - Voting Results
DSUs	80,363	Year	For	Withheld
Shares	-	2024	99.44%	0.56%
Mr. O’Brien has until March 2027 to meet the Company’s equity ownership guidelines.

Board and Committee Membership and Attendance 2024(1)		Other Public Directorships
Board	5 of 7	Saudi Arabian Mining Co.		Since 2017
Technical and Sustainability Committee	1 of 1	Xcel Energy Inc.		Since 2012
		Vulcan Materials Co.		Since 2008

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Alberta, Canada Age: 65 Director since June 26, 2017 Independent marilyn schonberner

Marilyn Schonberner has over 35 years of international experience in the energy and mining sectors. She retired in 2018 as the Chief Financial Officer of Nexen Energy ULC. During her 21-year career with Nexen, she held various executive roles with responsibility for financial and risk management, audit, human resources, strategic planning and budgeting, supply chain, and information services. In addition to New Gold, Ms. Schonberner currently serves on the board of directors of Wheaton Precious Metals Corp. and the Advisory Board of Heritage Royalty. She holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors. At New Gold, Ms. Schonberner is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee. Her principal occupation is as a corporate director.

Areas of Expertise
• Capital Markets / Finance / Accounting		• Talent Management
• Public Company Boards / Corporate Governance		• Strategic Planning / M&A
• Health & Safety / Environment / Sustainability		• Risk Management

Securities Held as of March 6, 2025(1)		Director Election - Voting Results
DSUs	546,055	Year	For	Withheld
Shares	-	2024	98.19%	1.81%
Ms. Schonberner meets the Company’s equity ownership guidelines.		2023	98.02%	1.98%
		2022	98.97%	1.03%

Board and Committee Membership and Attendance 2024(1)		Other Public Directorships
Board	10 of 10	Wheaton Precious Metals Corp.		Since 2018
Audit Committee, Chair	4 of 4
Corporate Governance and Nominating Committee	5 of 5

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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(1)	Information regarding the securities held by each Nominee, including the number of Shares beneficially owned directly or indirectly or over which control or direction is exercised, has been confirmed by the relevant Nominee. Directors hold deferred share units (“DSUs”). As of March 6, 2025, Mr. Godin held a total of 1,944,738 performance share units (“PSUs”) and 616,146 restricted share units (“RSUs”).
(2)	Attendance by each director at Board and committee meetings is based on the number of meetings held during the period of the calendar year during which the director was a member of the Board and/or the applicable committee. The Company made certain changes to the composition of its committees in December 2024. “N/A” indicates that no committee meetings were held since the director joined an applicable committee.

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)	was subject to an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, other than as stated below, no Nominee:

(i)	is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while the Nominee was acting in that capacity, or within a year of the Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(ii)	has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; or
(iii)	has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Patrick Godin was a director and the President and Chief Executive Officer of Stornoway Diamond Corporation ("Stornoway”), a Canadian diamond exploration and production company based in Longueil, Québec, until November 1, 2020. On September 9, 2019, Stornoway and its subsidiaries filed and obtained an initial order from the Superior Court of Québec (Commercial Division) (“Québec Superior Court”) for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to restructure its business and financial affairs. Under the terms of the initial order, Deloitte Restructuring Inc. was appointed as monitor to oversee the CCAA proceedings and report to the Québec Superior Court.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Stornoway received notice of delisting review by the Toronto Stock Exchange (“TSX”) on August 22, 2019, and Stornoway’s securities were delisted from the TSX effective at the close of market on October 18, 2019. The CCAA process was concluded by order of the Superior Court of Québec in November 2019 and Stornoway’s operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway’s restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada).

Gillian Davidson was a director of Lydian International Limited (“Lydian”) until March 2020. Lydian and certain of its subsidiaries were granted protection under the CCAA on December 23, 2019 and entered into a plan of arrangement with its secured creditors on June 15, 2020. The plan was implemented on July 6, 2020 pursuant to a sanction and interim order. The Ontario Securities Commission issued a cease trade order against Lydian on June 9, 2020 for failing to file its periodic disclosure for the period ending March 31, 2020. The cease trade order remains in effect and will remain in effect until the dissolution and wind up of Lydian is completed.

Gillian Davidson was a director of Horizonte Mineral Plc (“Horizonte”) until August 2024. On May 16, 2024, Horizonte entered into administration pursuant to a power of the directors of Horizonte to appoint administrators under the United Kingdom’s Insolvency Act 1986 and, in connection therewith, trading of Horizonte’s ordinary shares was suspended on the Alternative Investment Market with effect on May 16, 2024 and TSX with effect on May 15, 2024.

Additional Information Regarding the Board

For additional information regarding the Board, including compensation and corporate governance practices, see “Statement of Director Compensation” and “Corporate Governance Practices”.

4.	Appointment of Auditor

Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual meeting of shareholders of New Gold. At the Company’s last annual general meeting held on May 14, 2024, 84.52% of votes cast voted in favour of the resolution. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor.

Deloitte LLP has been the auditor of New Gold (or its predecessors) since 2007. New Gold recognizes the importance of independent auditors. The Audit Committee conducts an annual formal review of the performance of the independent auditor that involves management and Audit Committee members, focusing on independence and quality of services. The results of the formal assessment are provided to the Audit Committee and discussed with management. In addition, at least every five years, including 2024, the Audit Committee conducts a comprehensive review of the independent auditor which is deeper and broader than an annual assessment, focusing on:

•	quality of services, sufficiency of resources and communication;
•	independence, objectivity and professional skepticism; and
•	value of services provided.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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The results of this assessment are also provided to the Audit Committee and discussed with management. These formal review processes and discussion serve as a way for New Gold to annually consider whether a change in auditor is appropriate.

Deloitte LLP also takes steps to preserve its independence, which include the rotation of its lead audit partner and lead quality review partner at least every five years, resulting in a new audit team on a regular basis. Partners that complete a five-year term are required to observe a cooling off period of at least five years before providing any further audit or non-audit services to the Company. 2024 was the last year for the former lead audit partner and a new lead audit partner has started and will lead the 2025 audit.

The Audit Committee also confirms and preserves the independence of Deloitte LLP by considering and discussing any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of Deloitte LLP and approving in advance any audit or permissible non-audit related services provided by Deloitte LLP to the Company with a view to ensuring auditor-independence, among other things. Non-audit services of up to US$25,000 (and up to a cumulative amount of US$75,000 in a calendar year) may be pre-approved by the Chair of the Audit Committee and ratified at the next Audit Committee meeting.

Additional information with respect to the Company’s auditor, including audit fees, can be found below and in New Gold’s latest Annual Information Form (“AIF”) available on SEDAR+ at www.sedarplus.ca. The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years are as follows:

Financial Years Ending December 31	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
2024	C$1,540,487	C$108,500	C$14,854	C$0
2023	C$1,403,828	C$111,285	C$21,629	C$16,050
(1)	The aggregate fees billed for the performance of the audit or review of the Company’s financial statements.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for facilitation support of a human resources leadership workshop.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual meeting of shareholders of New Gold and to authorize the directors to fix its remuneration.

5.	Approval of amendments to the Company’s Long Term Incentive Plan and approval of unallocated performance share units issuable thereunder

New Gold’s long term incentive plan (“Long Term Incentive Plan”) provides for time-based RSUs (which are settled in cash) and performance-based PSUs (which are settled in shares) that may be granted to employees and eligible contractors of the Company and its affiliates in consideration of value creation from services provided to the Company or its affiliates and to assist with the motivation, attraction and retention of employees and eligible contractors. A description of the Long Term Incentive Plan is set out in this Circular under “Equity Compensation Plans - Long Term Incentive Plan” on page 93. A copy of the Long Term Incentive Plan, which includes the amendments being proposed for approval at the Meeting, is attached to this Circular as Schedule C.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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On February 19, 2025, the Board approved amendments to the Long Term Incentive Plan. The amendments described below are subject to shareholder and TSX approval and others are of a housekeeping nature. The full amended Long Term Incentive Plan is attached as Schedule C on page 111:

•	The Long Term Incentive Plan currently provides that, at all times, the aggregate number of Shares reserved for issuance must not exceed 1.25% of the Shares issued and outstanding (on a non-diluted basis). It is proposed to increase this maximum number of Shares reserved for issuance to 2.5% of the Shares issued and outstanding (on a non-diluted basis). As of the record date, March 6, 2025, the maximum number of Shares issuable upon vesting of granted PSUs is 0.70%. (For details of the calculation see “Securities Authorized for Issuance under Equity Compensation Plans as at December 31, 2024” on page 59.)

Prior to 2023, 4.25% of the Company’s issued and outstanding shares were available for issuance for long term incentives under the Company’s two incentive plans: the Long Term Incentive Plan, which had a reserve of 1.25% and the Stock Option Plan, which had a reserve of 3%. In 2023, the Company made the decision to change its long term incentive program and no longer grant stock options (“Options”). Options are no longer authorized to be granted under the Stock Option Plan. There are currently 449,692 remaining outstanding Options that were granted prior to 2023, representing 0.06% of the Company’s issued and outstanding Shares.

Starting in 2023, all long term incentive awards are granted in PSUs and RSUs under the Long Term Incentive Plan. The Company settles PSUs in shares and settles RSUs in cash (both net of tax). As such, the limit 1.25% of issued and outstanding Shares made available for issue under the Long Term Incentive Plan affects PSUs and not RSUs. (For more information on the Long Term Incentive Plan see “Schedule A - Equity Compensation Plans” on page 93.) The Company believes the proposed increase to 2.5% will be sufficient for its long term incentive requirements while also being a reasonable plan cost.

•	The Long Term Incentive Plan currently does not address retirement. It is proposed to provide for pro-rated vesting of PSUs and RSUs upon retirement. “Retirement” is defined in the Company’s Retirement Policy as voluntarily ceasing to be an employee of the Company after having achieved at least 55 years of age and at least five years of service or as otherwise determined by the Board of Directors. (For more information on the Long Term Incentive Plan see “Schedule A - Equity Compensation Plans” on page 93.)

These proposed amendments to the Long Term Incentive Plan require shareholder approval pursuant to the rules of the TSX and the terms of the Long Term Incentive Plan. Accordingly, shareholder approval of these amendments is being sought at the Meeting.

The revised Long Term Incentive Plan was accepted for filing by the TSX on March 18, 2025, subject to approval by the shareholders and the Company satisfying the requirements of the TSX, including the filing of all applicable documentation. The Long Term Incentive Plan is a “rolling plan” and therefore when Share Units (as defined therein) are settled, cancelled or terminated, Shares become automatically available for the grant of new Share Units under the Long Term Incentive Plan. Because the Long Term Incentive Plan does not have a fixed maximum aggregate number of securities issuable, in accordance with section 613 of the TSX Company Manual, unallocated PSUs under the Long Term Incentive Plan must be approved by a majority of New Gold’s directors and by New Gold’s shareholders every three years. The Long Term Incentive Plan was most recently approved by shareholders on May 9, 2023. The Company has decided to have the Long Term Incentive Plan approved prior to the third year following its last approval in order to give effect to the amendments described above. If the amendments to the Long Term Incentive Plan are not approved by the majority of shareholders voting in person or by proxy at the Meeting, only the amendments to the Long Term Incentive Plan that are of a housekeeping nature will become effective. If approval is obtained at the Meeting with respect to the resolution below, the Company will not be required to seek further approval of the grant of unallocated PSUs under the Long Term Incentive Plan until the Company’s 2028 annual shareholders’ meeting (provided that such meeting is held on or before May 6, 2028). If approval is not obtained at the Meeting, all existing PSUs will continue unaffected and additional PSUs may be granted in the future, but the Company will not be permitted to issue Shares to satisfy its obligations on the Entitlement Date of any PSUs granted after the date of the Meeting. Shareholders are encouraged to review the complete text of the Long Term Incentive Plan, including the proposed amendments, which is attached to this Circular as Schedule C.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Long Term Incentive Plan Approval Resolution

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below (the “Long Term Incentive Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting.

The text of the Long Term Incentive Plan Resolution to be submitted to shareholders at the Meeting is set out below:

“BE IT RESOLVED THAT:

A.	the Long Term Incentive Plan, as amended, as described in the management information circular dated March 21, 2025 and as reflected in the Long Term Incentive Plan attached as Schedule C thereto, is hereby approved;
B.	the unallocated performance share units issuable pursuant to the Long Term Incentive Plan, as amended, are hereby approved and authorized;
C.	the Company’s ability to grant performance share units under the Long Term Incentive Plan, as amended, until May 6, 2028 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof), is hereby approved and authorized; and
D.	any director or officer of the Company is authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution.”

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the Long Term Incentive Plan Resolution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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6.	Say on Pay Advisory Vote

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as “Say on Pay”. The Say on Pay Policy is designed to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its report on voting results for each annual general meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of its engagement with New Gold’s shareholders.

If the advisory resolution is not approved by a significant majority of the votes cast at an annual meeting, the Board will endeavour to consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and it will review New Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in New Gold’s management information circular for the following year.

In 2024, the Say on Pay advisory resolution was approved with 98.84% of votes cast voting in favour of the resolution. This contrasted with a vote of 67.69% in favour at the previous annual general meeting of shareholders and a three-year average result of 88.13%. The Company seeks strong support from its shareholders so the 2024 result was encouraging.

Shareholders are encouraged to review and consider the detailed information regarding New Gold’s approach to executive compensation under the heading “Statement of Executive Compensation” on page 32.

At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of New Gold’s approach to executive compensation, known as “Say on Pay”. The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in the Management Information Circular of the Company dated March 21, 2025 delivered in advance of the Meeting.”

The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided under the heading “Corporate Governance Practices - Shareholder Communication and Engagement” on page 88.

Unless directed otherwise in the form of proxy, the persons named in the accompanying proxy intend to vote FOR the Say on Pay advisory resolution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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GOVERNANCE AT A GLANCE

What We Do
✓	Cap Incentives: The Company Scorecard (as hereinafter defined) and PSUs are capped at 200% of target.
✓	Comprehensive Board Renewal Process: The Board has several processes to improve its effectiveness, including: 1) guidelines for retirement age; 2) an annual Board and director evaluation process; and 3) a regular review of director skills and committee composition.
✓	Sustainability Strategy: The Company refreshed its Sustainability Strategy in 2024, which informs New Gold’s approach to Environmental, Social and Governance (“ESG”) initiatives (see page 69).
✓	Include Sustainability in Incentive Plans: New Gold includes sustainable development measures weighted at an aggregate of 20% in its 2024 Company Scorecard used to determine short term incentives.
✓	PSUs include Two Performance Measures: Since 2024, the Company’s PSUs will measure performance over a three-year period - both relative total shareholder return (a relative measure of performance) and production (an absolute measure of performance).
✓	Impose a Double Trigger: Executive employment agreements include severance provisions that require a double trigger in the event of a Change of Control (see page 60).
✓	Maintain a Clawback Policy: Incentive awards made to executive officers are subject to repayment in the event of either a restatement of financial statements or if performance targets are achieved through misconduct.
✓	Pay for Performance: A large portion of target executive compensation is at-risk (short-term incentives and long-term incentives); 80% for the CEO and over 67% for the other NEOs (as hereinafter defined) for 2024.
✓	Promote Diversity: The Board has a written Corporate Diversity Policy (“Diversity Policy”), which includes a gender diversity target of 30%. Women represent 33% of Nominees this year (three of nine Nominees) and one Nominee (11%) is racially or ethnically diverse.
✓	Require Share Ownership: Directors and NEOs are required to own equity in New Gold (Shares, DSUs, RSUs and PSUs) based on multiples of annual retainers and base salaries.
What We Don’t Do
✗	Allow Board Interlocks: Directors and executive officers may not serve together on any other public company boards unless there are exceptional circumstances that are reviewed by the CGNC and approved by the Board.
✗	Automatic Salary Increases: While base salaries are reviewed annually, increases are not guaranteed and executives have no expectation of changes to base salary after each review.
✗	Guarantee Minimum PSU Vesting: New Gold’s PSU plan has no guaranteed vesting. If New Gold’s performance is below the threshold performance level, no PSUs will vest.
✗	Provide Excessive Benefits and Perquisites: New Gold does not provide excessive benefit and retirement plans, car allowances or perquisite spending accounts to executive officers.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholders:

2024 was a year of many positives and significant advancements for New Gold. It was also a year where we experienced some challenges, and a tragedy that impacted all of us at New Gold. While our overall safety performance was at a record performance level for New Gold, with our Total Recordable Injury Frequency Rate (“TRIFR”) at 0.72, we experienced an accident at our Rainy River site in July 2024 that resulted in the death of one of our employees. This tragic event profoundly impacted all of us at New Gold. As we grieved the loss of one of our people, we also used the experience to understand how we can continue to focus on making New Gold the safest place possible for all our people.

2024 was a year of notable strategic and operational successes at New Gold, highlighted by the Company’s operational discipline and capital management. Notable achievements included ramping up significant development projects, increasing our mine lives at both sites and completing a transformational transaction by increasing our free cash flow interest to over 80% at New Afton. Robust cost performance, and enhanced efficiency allowed New Gold to experience a record level of free cash flow in 2024. This progress drove a strong share price performance, comparing very favourably to other firms in our industry, and rewarding our shareholders with a share price escalation of 187%. We also experienced some challenges with production at the Rainy River mine, missing guidance for the year and leading to us not reaching our overall annual production target. Despite this, we are confident in our business plans going forward as highlighted by our updated technical reports and three-year outlook. The Company is well positioned for 2025 and beyond.

New Gold's commitment to environmental stewardship, community engagement and relationship building continued to be a priority in 2024. We achieved a major milestone through the collaborative update of our Sustainability Strategy with focus areas of environment, community and governance. Our partnerships with local communities and stakeholders enhanced our positive contribution to the communities where we operate.

The Board expresses confidence in the management and executive teams' abilities to advance and grow the business, define and execute strategies effectively, and deliver shareholder value. As we move forward, we remain dedicated to upholding our core values of safety, integrity, and excellence, guiding New Gold towards a prosperous and sustainable future.

The 2024 Company Scorecard maintained the same three themes as the 2023 Company Scorecard: Sustainable Development, Operational Excellence and Financial Resilience. The scorecard weighting of Operational Excellence increased by 5% to 60% of the total score, emphasizing the focus on operational performance, specifically exploration-orientated performance goals. Two metrics were modified from the 2023 Company Scorecard. We moved from measuring Mineral Resources to measuring Mineral Reserves depletion replacement factor which we believe better reflects the connection between exploration and production and the subsequent relation to mine life extension. Secondly, we expanded the environmental non-compliance metric with the inclusion of a Reportable Environmental Incidents metric which focuses the Company on the identification, reporting and reduction of incidents with the potential to impact the environment.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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New Gold’s strong performance in 2024 resulted in an overall Company Scorecard result of 133%. In recognition of the fatality, the officers of the Company, being CEO, CFO and all Executive Vice Presidents and Vice Presidents, recommended that the payout factor for TRIFR as it relates to them be set at zero. The Human Resources and Compensation Committee (“HRCC”) considered and approved this recommendation. As a result, the Company Scorecard outcome for the officers of the Company is 123% vs 133% for other Company Scorecard participants. For more discussion of the 2024 Company Scorecard, see “Company Scorecard in 2024” at page 47.

The long-term incentive results for 2024 were strong, reflecting the exceptional performance of New Gold’s share price over the period. The PSU results are driven by New Gold’s share performance over the period, relative to the performance of the S&P/TSX Global Gold Index. For the three-year period, New Gold’s return of 89.95% exceeded the index total return by 66.65% for a resulting payout of 144.9%. The results affirm that our Long Term Incentive Plan outcomes are well aligned with shareholder returns.

Included in your Meeting Materials is a proposal for your approval to amend the percentage of shares available for issuance under the Long Term Incentive Plan and to address retirement matters therein. Please refer to page 99 for further discussion. We encourage support for the proposed amendments to the Plan.

Determining executive compensation is a key responsibility of the Board. The Board and the HRCC are committed to ensuring New Gold’s compensation practices are designed to pay for performance, align management with shareholders and allow us to attract and retain the talent that is essential to delivering long-term value for shareholders. The HRCC is confident that New Gold has an appropriate incentive design in place to align the executive team with the shareholder experience and with the execution of New Gold’s longer-term strategy. Additionally, in conjunction with our external compensation consultants, we ensure the incentive plans do not create unintended or excessive risk. At the Company’s last annual general meeting of shareholders, 98.84% of votes cast voted in favour of the Say on Pay advisory resolution. We value and appreciate Shareholder feedback and support and look to continuing to earn that support this year. On behalf of the Board, I encourage you to review the disclosure that follows.

Peggy Mulligan

Chair, Human Resources and Compensation Committee

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Compensation Philosophy, Objectives and Principles

New Gold is an intermediate gold mining company with two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold is continually working to maximize shareholder value through profitable and responsible mining with a focus on people, operational excellence and growth.

New Gold’s compensation philosophy and objectives are designed to support its business strategy and reflect its status as an intermediate Canadian gold producer. New Gold seeks to reward performance through short-term and long-term incentives, and to create alignment with its strategy, mission and values.

The objectives of New Gold’s executive compensation programs are to:

•	Attract and retain talent (through its total rewards and professional development and growth);
•	Motivate and reward for corporate and functional/site performance (through its incentive programs); and
•	Align senior management with shareholder interests in long-term value creation (through its equity-based compensation).

New Gold’s compensation philosophy is supported by the following principles:

•	Canadian Focused: Compensation reflects New Gold’s Canadian focus by comparing against a primarily Canadian reference group.
•	Market Competitive: Compensation must attract, retain and motivate employees while aligning with New Gold’s strategy and values to drive the desired performance and behaviours.
•	Adaptive: Compensation reflects the cyclical nature of the gold mining industry and is adaptable to changes in circumstances and best practices.
•	Performance Based: Compensation programs promote a culture of accountability at both the corporate and mine site level and thus place an emphasis on variable pay at the senior management level.
•	Mindful of Stakeholders: Compensation and governance practices are transparent and strive to balance responsibility, profitability and sustainability.

The Board, the Human Resources and Compensation Committee (“HRCC”) and management use this philosophy to guide compensation decision making.

Composition and Role of the Human Resources and Compensation Committee

The HRCC is currently comprised of Peggy Mulligan (Chair), Ross Bhappu, Nick Chirekos and Christian Milau, each of whom is an independent director. Collectively, the HRCC members have extensive compensation-related experience both as senior executives and as members of the boards of directors and committees of other public and private corporations:

•	Ms. Mulligan is Chair of the HRCC. She was also a director of Canadian Western Bank until its acquisition by National Bank in February 2025. She was previously Chair of the Nominating, Governance, Human Resources and Compensation Committee at Ontario Power Generation. She was previously also the Executive Vice President and Chief Financial Officer of Biovail Corporation. Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. She has also held executive positions with other companies, including Linamar Corporation.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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•	Mr. Bhappu is currently Senior Strategic Advisory Partner at Resource Capital Funds and was previously the head of its Private Equity Funds. Mr. Bhappu was also President and Chief Executive Officer of GTN Copper Corporation from 1998 to 2001. He is also a director of Cyprium Metals Limited.
•	Mr. Chirekos is a director of Peabody Energy Corporation, where he is chair of the Audit Committee, and Metallus Inc. He served in various executive roles at J.P. Morgan Securities Inc., including Managing Director, North American Head of Mining and Global Head of Mining and Metals.
•	Mr. Milau was the Chief Executive Officer of Equinox Gold Corp. from 2016 to 2022 and True Gold Mining from 2015 to 2016. He is currently the Chief Executive Officer and founder of a private copper and precious metals company, Saudi Discovery Company. He is also currently a director of Arras Minerals Corp., Northern Dynasty Minerals Ltd. and Copper Standard Resources Inc.

In their management and governance experience, the HRCC members have been involved in executive compensation decision making and human resources policy and practice issues relevant to the HRCC’s mandate. The HRCC members draw on this relevant governance and compensation-related expertise to review the Company’s executive compensation policies and practices. The Board is confident that the collective experience of the HRCC members ensures that the HRCC has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

The role of the HRCC is to assist the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, including administering the Company’s equity-based compensation plans, with the CEO, to oversee the development and execution of the corporate culture and to review the Company’s actions related to talent management and human capital strategy.

The HRCC’s responsibilities include, among other things:

•	ensuring that the Company has programs to attract, motivate and retain executive officers and key talent of the highest caliber;
•	reviewing corporate goals and objectives relevant to the compensation of executive officers and making recommendations to the Board regarding such goals and objectives;
•	recommending to the Board the annual salary, incentive and other compensation of executive officers based on performance against the goals and objectives approved by the Board;
•	reviewing succession plans for the Company’s executive officers and key talent and reporting to the Board on succession planning;
•	establishing a clear and concise compensation philosophy for the Company; and
•	in conjunction with the CEO, overseeing the development and execution of a corporate culture, human capital and resource strategy to support execution of the Company’s strategic plan and objectives.

The HRCC also performs the annual performance review for the President and Chief Executive Officer and provides its recommendations to the Board for approval. The President and Chief Executive Officer performs the annual performance review for other executive officers and provides recommendations for the HRCC and Board to review and approve.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Reference Group

It is the Company’s intention to provide total direct compensation packages to its executive officers that are competitive with those with whom it competes for talent. To assess the competitiveness of New Gold’s executive compensation packages and practices, the HRCC considers the Company’s compensation practices to a reference group of similar companies in the mining industry.

The 2024 reference group consists of the twelve companies listed below (the “Reference Group”). The Reference Group was developed with constituent companies selected based on size (including assets, revenues and market capitalization) and geography, with a preference for companies with Canadian headquarters, the majority of their operating assets in the Americas, and similarity in operations (including annual production and number of operating mines). To ensure meaningful and reasonable comparisons, generally all companies in the Reference Group are Canadian or have Canadian mines, and the majority have an asset value and revenue between 0.3x to 3x those of New Gold. In 2024, other than the removal of Argonaut Gold Inc. following its acquisition by Alamos Gold Inc., the HRCC determined that the Reference Group composition remains relevant and that no changes are required at this time.

Below is New Gold’s Reference Group:

Alamos Gold Inc.	Equinox Gold Corp.	IAMGOLD Corporation
Centerra Gold Inc.	First Majestic Silver Corp.	SSR Mining Inc.
Coeur Mining, Inc.	Hecla Mining Company	Torex Gold Resources Inc.
Eldorado Gold Corporation	Hudbay Minerals Inc.	Wesdome Gold Mines Ltd.

New Gold’s size positioning relative to the Reference Group is intentionally somewhat below the median of the group. Management, the HRCC and the Board consider complexity of the Reference Group’s operations relevant for New Gold operations and our aspirations for continued growth. Below is a comparison of New Gold to the Reference Group.

2024 Reference Group Companies	Assets (US$)(1)	Revenue (US$)(1)
75th Percentile	$5,202	$1,231
50th Percentile (Median)	$3,552	$1,100
25th Percentile	$2,104	$863
New Gold	2,009	811
New Gold Positioning	P19	P21
(1)	All data sourced from S&P Capital IQ as of June 2024; assets reflect quarterly disclosures at that time and revenues reflect a trailing four quarter value. All data shown in millions.

The HRCC uses Reference Group compensation for comparable roles as a consideration in reviewing and recommending total compensation for executives. The HRCC reviews Reference Group data for the components of compensation (i.e., base salary, and short-term and long-term incentive compensation) as well as the total value of these components. While the HRCC considers the Reference Groups in its executive compensation decision making, it does not explicitly target a fixed relative positioning.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Compensation Consultants

Independent compensation consultants assist New Gold by providing information on executive compensation packages and practices of both Reference Group companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.

Hugessen Consulting (“Hugessen”) was first retained by the Company in 2021. Hugessen is retained to provide assistance to the Board, HRCC and, as required, management, including support with, executive and director compensation benchmarking, incentive design review and support with making adjustments to short-term and long-term compensation plans. Fees paid to Hugessen for these compensation-related services are set out in the table below.

Consultant	Year	Executive Compensation Related Fees ($)	All Other Fees ($)
Hugessen	2024	146,459	-
Hugessen	2023	194,173	-

Compensation Risk Management and Mitigation

The HRCC considers the implications and risks of the Company’s executive compensation program in making its compensation recommendations to the Board and in carrying out its responsibilities generally. When a significant change in the design of the executive compensation program is contemplated, the HRCC engages independent compensation consultants to review the executive compensation policies and practices and identify areas of potential risk. In particular, the HRCC wishes to ensure that executives are not incentivized to take inappropriate or excessive risks. In addition, the independent compensation consultants provide an annual compensation risk assessment report to the HRCC to assess if there are any material risks associated with the New Gold executive compensation programs.

The HRCC has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Some of the risk-mitigating features of New Gold’s executive compensation program are set out below.

Internal Audit Review of Company Scorecard

The Company’s Director of Assurance and Audit reviews the Company Scorecard to answer whether the scorecard provides a balanced approach to the measurement of company performance and whether the measurement targets could cause inappropriate or excessive risks. No risks were identified. Additionally, the Director of Assurance and Audit also completed a parallel review and calculation of the 2024 scorecard results to ensure accuracy and compliance to plan parameters.

Balanced Compensation Mix

Executive compensation packages are designed to balance fixed and variable compensation as well as short and long-term incentives. This mix rewards both short-term and long-term performance, while providing a fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value.

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Board and Human Resources and Compensation Committee Discretion

The HRCC and the Board work with the President and Chief Executive Officer to assess performance relative to the Company Scorecard (discussed on page 47). In assessing performance, they consider whether the Company met its goals during the year as well as any additional value-enhancing results and achievements along with share price performance during the year. Taking such factors into account, the HRCC may also take into consideration any extenuating circumstances in achieving results, and the HRCC and the Board may adjust awards upwards or downwards in such extenuating circumstances to ensure better alignment of executive compensation with Company performance and the experience of shareholders and other stakeholders. The HRCC and Board made no such adjustments for the 2024 compensation year.

Say on Pay Policy

The Company has adopted a Say on Pay Policy that requires it to have a non-binding advisory vote at each year’s annual meeting to give shareholders an opportunity to provide their views on New Gold’s approach to executive compensation. At the Company’s last annual meeting of shareholders on May 14, 2024, 98.84% of votes cast voted in favour of the Say on Pay advisory resolution and 1.16% voted against.

Anti-Hedging Policy for Directors and Executive Officers

The Company has adopted a formal Anti-Hedging Policy that prohibits executive officers and directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of Shares or other securities of the Company held by the executive officer or director.

Executive Compensation Clawback Policy

In response to U.S. Securities and Exchange Commission’s executive compensation clawback rules, the Company has adopted an amended Executive Compensation Clawback Policy compliant with NYSE American clawback listing standards which allows the Board to require reimbursement of excess cash-based incentives and equity-based compensation paid or granted to executive officers in circumstances where either: (i) (a) the Company is required to restate its financial statements, or (b) incentive awards were awarded based on the achievement of performance targets through wrongful conduct (i.e., fraud, gross negligence or intentional misconduct); and (ii) the incentive award paid to the executive would have been lower absent the wrongful conduct, circumstances where the incentive paid or granted no longer aligns with New Gold compensation objectives.

Officer Equity Ownership Guidelines

The Company has approved equity ownership guidelines that are applicable to all executive officers (the “Equity Ownership Guidelines”). The Equity Ownership Guidelines align the interests of all executive officers with those of shareholders by mandating a minimum value of New Gold equity that officers must hold.

Executive Class	Equity Ownership Guideline Requirement
Chief Executive Officer	3 times Base Salary
Executive Vice President	2 times Base Salary
Other Officers	1 times Base Salary

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For the purposes of the Equity Ownership Guidelines, Shares are valued at the higher of (1) current “Market Price” (defined as the volume weighted average price of the five days prior to the date of measurement) and (2) the closing price on the acquisition date. RSUs are valued at the higher of (1) current “Market Price” and (2) Market Price on the day of grant. PSUs are valued at 50% of the higher of (1) current Market Price and (2) Market Price on the day of grant. Options, which the Company last granted in 2022, do not count towards the requirement. Officers have five years from the date on which they became an officer to satisfy these guidelines. The table below applies the Equity Ownership Guidelines to the NEOs (as hereinafter defined) on March 6, 2025 using their respective base salaries for 2025 being $975,000 for Mr. Godin, $497,000 for Mr. Shah, $450,000 for Mr. Murphy and $460,000 for Mr. Buchanan, and using the Market Price on March 6, 2025. For the terms of the Equity Ownership Guidelines applicable to non-executive directors, see “Statement of Director Compensation - Director Compensation Table - Director Equity Ownership Guidelines” on page 65.

Name and Position	Number of Shares Held	Number of RSUs Held	Number of PSUs Held	Total Value of Shares, RSUs & PSUs(1)	Multiple of Base Salary	Requirement & Date to Meet
Patrick Godin President and Chief Executive Officer	112,600	616,146	1,944,738	$6,668,371	6.8x	3x Meets requirement
Keith Murphy Executive Vice President, Chief Financial Officer	64,132	113,576	289,014	$1,263,083	2.8x	2x Meets requirement
Ankit Shah Executive Vice President, Strategy and Business Development	204,094	184,397	549,269	$2,599,450	5.2x	2x Meets requirement
Luke Buchanan Vice President, Technical Services	0	122,562	337,241	$1,141,435	2.5x	1x Meets requirement
(1)	Equal to the sum of the current market value of the Shares held, RSUs held and 50% of PSUs held, valued as described in the explanation prior to the table and using the five-day volume weighted average trading price of New Gold’s Shares on the TSX for the five trading days prior to March 6, 2025 of $3.92 was used.

Succession Planning for Executive Officers

The Company has a formal succession planning process for its executive officers and key roles. As part of this process, the HRCC conducts an annual review of the succession plan for the Company’s executive officers and key roles and reports to the Board on succession planning. The Board, working with the HRCC, is responsible for identifying and evaluating any potential successor to the Chief Executive Officer. The HRCC most recently reviewed the succession plans for the Company’s executive officers and key roles on April 29, 2024. As part of its review process, the HRCC considered potential successors and evaluated the readiness of such potential successors to assume the relevant position.

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Compensation Discussion and Analysis

Named Executive Officers

The compensation for New Gold’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and three next most highly paid executives in 2024, being Ankit Shah, Luke Buchanan and Yohann Bouchard is presented in the Summary Compensation Table on page 55 (collectively, the “NEOs” and each a “NEO”). Mr. Bouchard is no longer with New Gold. His last day as Executive Vice President and Chief Operating Officer was January 31, 2025. The four other NEOs are presented on the following pages. Each page also includes a description of the NEO’s role and responsibilities at New Gold, as well as details of their key results for 2024. Details regarding the compensation paid to NEOs, including how the figures were calculated can be found in the Summary Compensation Table on page 55.

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PATRICK GODIN

President and Chief Executive Officer

Mr. Godin has over 30 years of corporate, technical and operations experience in the mining industry. Prior to joining New Gold, Mr. Godin was Vice President and Chief Operating Officer of Pretium Resources Inc. and was responsible for the operations of the Brucejack Mine. Prior to that, Mr. Godin was the President and Chief Executive Officer of Stornoway Diamond Corporation, and from 2010 to 2018 he was its Chief Operating Officer and Vice President. He also previously served as the Vice President, Project Development for G Mining Services and held executive or senior operations positions for Canadian Royalties, IAMGOLD and Cambior in the Americas. Mr. Godin holds a Bachelor of Engineering degree in Mining from Laval University in Québec, Canada and obtained the ICD.D designation from the Institute of Corporate Directors in 2010.

As President and Chief Executive Officer, Mr. Godin is responsible for leadership and overall management of the Company, including developing and executing current and long-term objectives, delivering strong results, fostering a high-performance culture consistent with New Gold’s values, and acting as a key corporate representative in dealing with stakeholder groups.

2024 Results

• Continued to drive operational performance leading to strong cost management, cash flow and the evolution of the One New Gold corporate culture

• Strong corporate performance helped drive significant shareholder returns

• Maintained open and effective communication with the Company’s stakeholders

• Led safety first culture with strong health and safety results

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KEITH MURPHY

Executive Vice President and Chief Financial Officer

Mr. Murphy is a mining finance executive with over 15 years of experience in finance, primarily within the mining industry. Mr. Murphy joined the Company in 2013 and was promoted to Chief Financial Officer in January 2024. Since joining the Company, he has taken on progressively more responsibility in the areas of financial reporting, taxation, and finance. Prior to joining New Gold, Mr. Murphy worked as a consultant with BDO. Mr. Murphy is a Chartered Accountant (Ireland).

Mr. Murphy was appointed as Executive Vice President and Chief Financial Officer effective January 1, 2024. At New Gold, Mr. Murphy is responsible for financial reporting, taxation, finance, treasury, metals marketing and financial risk management and is a key representative with New Gold’s bank syndicate and bondholders.

2024 Results

• Led the finance group in maintaining a disciplined financial control environment contributing to strong cost control and record free cash flow

• Oversaw New Gold’s enterprise risk management and capital management systems

• Played a leadership role in developing financing plan for New Afton FCF Transaction and refinancing Senior Notes due 2027.

• Drove strong business process improvements in partnership with site leadership

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ANKIT SHAH

Executive Vice President, Strategy and Business Development

Mr. Shah is a mining finance executive with over 15 years of experience in strategy, corporate development, capital allocation, and investor relations, primarily within the mining industry. Mr. Shah joined the Company in 2010 with the primary focus of working with the corporate development and investor relations teams. Since that time, he has taken on progressively more responsibility for many facets of the business. Prior to joining New Gold, Mr. Shah worked for both Ernst & Young and KPMG within their Assurance and Financial Advisory practices. Mr. Shah is both a Chartered Accountant and a Chartered Professional Accountant.

At New Gold, Mr. Shah is responsible for the Company’s strategy, M&A and capital markets activities and investor relations function.

2024 Results

• Evolved New Gold’s strategy/strategic document and led strategy review with the Board

• Led transaction to reduce Ontario Teachers’ Pension Plan’s free cash flow interest in the New Afton mine to 19.9% (the “New Afton FCF Transaction”)

• Led the Company’s US$173 million bought deal financing

• Assessed strategic opportunities for the Company in line with strategic goals

• Further enhanced capital markets and investor relations strategy, adding new shareholders to top 25 investors

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LUKE BUCHANAN

Vice President, Technical Services

Mr. Buchanan has 20 years of experience as a mining engineer overseeing mine planning, technical studies and mineral resources and reserves, and most recently was the Senior Vice President, Technical Services at Yamana Gold Inc. Prior to joining Yamana, Mr. Buchanan held progressively senior operating and technical positions at Newmont Corporation, AMC Consultants and Primero Mining Corporation in both Australia and Canada. Mr. Buchanan holds a Bachelor of Mining Engineering degree from the University of New South Wales.

At New Gold, Mr. Buchanan is responsible for overseeing mine planning and mineral reserves and mineral resources estimates as well as technical studies and other technical assistance to operations.

2024 Results

• Led preparation of Technical Reports for the Rainy River Mine and the New Afton Mine

• Led preparation of Mineral Reserves and delivered a strong Mineral Reserve depletion replacement factor across New Gold

• Supported technical aspects of the Rainy River Mine underground and New Afton Mine C-Zone projects

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Components of NEO Compensation

Compensation of the NEOs for the year ended December 31, 2024 included base salary, short-term incentives, long-term incentives consisting of PSUs and RSUs, and other compensation such as retirement and health benefits. New Gold believes that all of these components of compensation fit into New Gold’s overall compensation objectives to attract and retain talented executives, reward individual and corporate performance, and align executive compensation with shareholder interests.

Base Salary

Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives. To continue to attract, motivate and retain qualified and experienced executives, base salaries are reviewed annually with reference to the Company’s Reference Group. Below are the annualized base salaries of NEOs for 2024.

Name	Base Salary 2024
Patrick Godin	$850,000
Keith Murphy	$400,000
Ankit Shah	$480,000
Luke Buchanan	$440,000

Short-Term Incentives

The short-term incentive plan is an annual variable component of cash compensation. It is designed to reward NEOs for individual and corporate performance in achieving the Company’s goals from year to year, set out as sustainable development, operating and financial goals in the Company Scorecard described below. Short-term incentive awards are paid at the discretion of the Board. Target short-term incentive amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Reference Group. Targets are set as a percentage of base salary.

Commencing in 2024, the executive team's short-term incentive was based 100% on the result of the Company Scorecard, just as it has been for the Chief Executive Officer for several years. This reflects an emphasis on the executive team working together to contribute to New Gold’s success, consistent with the leadership approach of Mr. Godin.

Below are the target percentages and weightings set for the NEOs in 2024:

Name	STI Target Award as % of Base Salary	Performance Weightings
		Company	Individual
Patrick Godin	130%	100%	0%
Keith Murphy	95%	100%	0%
Ankit Shah	95%	100%	0%
Luke Buchanan	65%	100%	0%

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Below is New Gold’s short-term incentive performance review process:

1)	Early each year, on the recommendation of the HRCC, the Board approves a balanced scorecard of performance factors (the “Company Scorecard”) to assess annual Company performance, generally including measures of sustainable development, including health and safety and environmental performance, operational execution, financial objectives and strategic execution. The specific performance goals and targets may evolve year-over-year, and in all cases are selected with the objective of aligning compensation outcomes with key performance objectives in a given year. The Board also approves a weighting for each performance goal in the Company Scorecard, expressed as a percentage amount with the total target Company Scorecard result equal to 100%. For each performance goal in the Company Scorecard, a target is defined, as well as a threshold and a stretch or max target. If performance is below the threshold, a score of zero is assigned to the goal. If the target is achieved, a score of 100% is assigned to the goal. If the stretch target is met or exceeded, a max score of 200% is assigned to the goal. Performance between the threshold and target, and between target and the stretch target, is interpolated to score the factor between zero and 200%. The Company Scorecard result, or any short-term incentive, cannot exceed a score of 200% in any circumstance.
2)	In January of the following year, the HRCC reviews Company performance against the Company Scorecard to establish an overall Company Scorecard result. In rare circumstances, if there are extenuating circumstances, the HRCC will consider these and potentially recommend adjustment to the scorecard result. The HRCC recommends the Company Scorecard result to the Board for approval.
3)	Once proposed short-term incentives have been calculated, the HRCC reviews the total direct compensation of the NEOs and other officers. The HRCC then approves total direct compensation and recommends to the Board for approval.

Each year, the President and Chief Executive Officer sets goals, which are reviewed with the Board. At the end of the year, the Board reviews the CEO’s performance against those goals. The NEOs also set goals in consultation with the CEO that are presented to the HRCC and approved. At the end of the year, each NEO’s individual performance against these goals is reviewed by the CEO and presented to the HRCC. While this goal setting and review process is not directly connected to the compensation process, it is considered in making compensation decisions with respect to the CEO and other NEOs year over year.

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Company Scorecard in 2024

The 2024 Company Scorecard is set out below. In reviewing the Company Scorecard each year, the HRCC and management consider the value of consistent annual performance factors as well as the value of new performance factors that reflect evolving Company objectives.

New Measures

The 2024 Company Scorecard had the same three themes as the 2023 Company Scorecard: Sustainable Development, Operational Excellence and Financial Objectives. Among these objectives, the weight of Operational Excellence increased from 55% to 60% of the total score. The increased weight is attributable to the change in the exploration-oriented performance goal, Mineral Reserves depletion replacement factor, that emphasizes the connection between exploration and production with the extension of the life of mine through mineral reserve replacement. Within the Environmental section, the Company broadened the concept of environmental non-compliance with the inclusion of a Reportable Environmental Incidents metric which aims to identify, report and reduce environmental incidents that have the potential to impact the environment and negatively impact operations.

Going forward, the HRCC and management expect the Company Scorecard design to continue to evolve with New Gold’s strategic, operational, financial and sustainability priorities year-over-year.

Consistent Measures

Several performance goals in the 2024 Company Scorecard were the same in the 2023 Company Scorecard. These are briefly explained below.

•	Within Sustainable Development, there are two returning safety related goals: TRIFR as a statistical measure of performance and as a measure of implementation of “Courage to Care”. Courage to Care is a safety program centered on a safe work culture and individual responsibility for health and safety performance across the organization and a communication program to empower both frontline employees in making safe decisions and leaders in guiding their daily discussions, employee interactions and decision-making processes.
•	Within Operational Excellence, there are four returning goals. Measures on production, all-in sustaining cost, capital expenditures and talent retention are all key metrics for the business.
•	Within Financial Objectives, performance goals of free cash flow and year-end cash balance remain key measures for the Company’s financial well-being.

2024 Company Scorecard Results

New Gold’s overall strong performance in 2024 resulted in a final Company Scorecard result of 123% for the NEOs. This reflects strong achievement of the scorecard’s sustainable development, growth components and financial goals offset by lower than planned production and all-in sustaining costs results. It is noted that the Company’s actual TRIFR score of 0.72 would have resulted in a 200% score on that measure and overall scorecard result of 133%. The NEOs as well as the other officers of the Company recommended that they receive a 0% score on the TRIFR measure in recognition of the fatal injury at the Rainy River Mine on July 24, 2024. This recommendation was considered and approved by the HRCC in the final 2024 Company Scorecard result for NEOs and other officers.

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Performance Goal	Overall Weight	Threshold (0% Performance Factor)	Target (100% Performance Factor)	Max (200% Performance Factor)	Result	Score
Sustainable Development	20.0%
Total Recordable Injury Frequency Rate(1)	5.0%	1.20	1.00	0.95	0.72	0%
Courage to Care Sustainment(2)	5.0%	90%	95%	100%	100%	200%
Reportable environmental incidents(3)	5.0%	21	17+ 0 NC	11+ 0 NC	11 + 0 NC	200%
Water discharge/removal efficiency(4)	5.0%	Lower	Target	Stretch	Exceed Target	182%
Operational Excellence	60.0%
Gold Eq. Production (5)	15.0%	422,500	442,500	462,500	416,876	0%
All-in Sustaining Costs per Gold Eq. Ounce (6)(12)	10.0%	$1,480	$1,442	$1,405	$1,459	55%
Mineral Reservices Depletion Replacement Factor (ounces) (7)	10.0%	0.25	0.50	0.75	1.07	200%
Talent Retention(8)	5.0%	80%	85%	90%	91%	200%
Capital Expenditure - Cost and Schedule(9)	20%	Lower	Target	Stretch	Approx. Target	105%
Financial Objectives	20%
Free Cash Flow ($ million) excl. int and OTPP(10)(12)	10.0%	-$50M	-$30M	-$10M	54M	200%
2024 Year-End Cash Balance ($ million)(11)	10.0%	81	101	121	116	175%

Total Company Scorecard result						123%
(1)	TRIFR is calculated by adding the total number of recordable injuries (fatalities, lost time, medical treatment and restricted duty injury cases) multiplied by 200,000 and dividing such number by the total number of hours worked during the year. In recognition of the fatality at the Rainy River Mine on July 24th, 2024, the NEOs and other officers of the Company received 0% for this measure. Before this adjustment, the result was 200%.
(2)	Courage to Care implementation is a measure of actual progress against an implementation schedule prepared at the beginning of 2024. For further details on the Courage to Care program refer to page 72.
(3)	Reportable environmental incidents are non-compliances with environmental permits/approvals, spills and unauthorized water discharges. “NCs” are non-compliances with permits, approvals, laws or regulations that resulted in a material fine to the Company.
(4)	Water Depletion is a measure that combines two site goals in 2024. At the New Afton Mine, water removal efficiency at the New Afton Tailings Storage Facility was measured for both reducing freshwater requirements and increasing evaporation. A stretch target performance was achieved. At the Rainy River Mine, actual discharge into the Pinewood River compared to permit was measured and an above target performance was achieved.
(5)	Gold equivalent ounces are calculated with inputs used for the Company’s 2024 budget, being $1,800 per oz gold, $22.00 per oz silver and $3.75 per lb. copper and excludes ounces produced from ore purchased pursuant to ore purchase agreements.

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(6)	For the purposes of the 2024 Company Scorecard, AISC, or all-in sustaining costs, is adjusted compared to the amount reported in the Company’s Material Discussion & Analysis for the year ended December 31, 2024 by (a) recalculating gold equivalent ounces from inputs used for the Company’s 2024 budget, being $1,800 per oz gold, $22.00 per oz silver and $3.75 per lb copper; (b) excluding ounces produced from ore purchased pursuant to ore purchase agreements and costs associated with those ounces; (c) using the budget Canadian dollar exchange rate of $1.32 CAD/USD.
(7)	Includes number of gold equivalent ounces added as new Mineral Reserves in the Mineral Reserves and Mineral Resources Estimate for the Year Ended December 31, 2024 measured against the number of gold equivalent ounces mined in 2024. Gold equivalent ounces for this purpose were calculated using 2024 Mineral Reserve prices of $1,650 per oz gold, $20.00 per oz silver and $3.50 per lb copper. Mineral Reserves is as defined in Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014.
(8)	Talent Retention is a measure of the percentage of key talent identified by the Company that are retained by the Company during the year.
(9)	Capital expenditure - cost and schedule is a measure of spending on capital expenditure during the year and measures against actual progress against key performance indicators and schedule prepared at the beginning of 2024.
(10)	“Free cash flow" is calculated as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers’ Pension Plan free cash flow interest. It is adjusted compared to the amount reported in the Company’s Financial Statements for the year ended December 31, 2024 by (a) by using budget metal prices and exchange rates of $1,800 per oz gold, $22 per oz silver and $3.75 per lb copper and $1.32 CAD/USD; (b) excluding revenues and costs from ounces produced from ore purchased pursuant to ore purchase agreements; (c) excluding the impact of changes in working capital; (d) including the impact of the cash portion of the New Afton FCF Transaction; and (e) excluding additional exploration and capital projects in the year that were brought forward from future years.
(11)	Year End cash balance is adjusted compared to the amount reported in the Company’s Financial Statements for the year ended December 31, 2024 by (a) by using budget metal prices and exchange rates of $1,800 per oz gold, $22.00 per oz silver and $3.75 per lb copper and $1.32 CAD/USD; (b) excluding revenues and costs from ounces produced from ore purchased pursuant to ore purchase agreements; (c) excluding the impact of changes in working capital; (d) including the impact of the cash portion of the New Afton FCF Transaction and guarantee payment to Ontario Teachers’ Pension Plan of $43 million; and (e) excluding additional exploration and capital projects in the year that were brought forward from future years.
(12)	“All-in sustaining costs” and “free cash flow” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company and a reconciliation to the most directly comparable measure under IFRS Accounting Standards, please see the “Non-GAAP Financial Performance Measures” section starting on page 32 of the Company’s MD&A for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca.

2024 Short-Term Incentive Awards

The short-term incentive (“STI”) awarded (as a percentage of Base Salary) is calculated based on the following formula:

The results of the above formula applied to the calculation of actual incentives paid to each NEO in respect of 2024 are set out in the table below.

2024 was a strong year for the Company both in terms of execution on plan objectives and effectively navigating through various challenges the company experienced in 2024. The Company’s success resulted from a team-driven approach with this senior leadership team. The strong performance in 2024 was complimented by actions taken throughout the year to position New Gold for success in 2025 and beyond.

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Name	STI Target (% of Base Salary)	(A) Company Scorecard Result	(B) Company Performance Weighting	(C) STI Amount Paid
Patrick Godin	130%	123%	100%	$1,359,150
Keith Murphy	95%	123%	100%	$455,789
Ankit Shah	95%	123%	100%	$560,880
Luke Buchanan	65%	123%	100%	$351,780

Long-Term Incentives

Long-term incentives are an equity-based variable component of compensation consisting of a mix of PSUs and RSUs, as set out in the chart below. Long-term incentives are designed to align the interests of executives with those of shareholders by tying compensation to Company performance and to assist in the retention of talented executives through long-term vesting schedules.

The HRCC believes that the current mix of 40% RSUs and 60% PSUs best rewards performance while aligning the interests of executives with those of shareholders. RSUs align executive compensation with share price and serve as a retention tool, while also addressing shareholder concerns regarding share dilution as the Company settles RSUs in cash. PSUs reward the NEOs’ success in achieving comparatively better share price performance relative to the broader gold mining industry. Starting in 2024, PSUs granted also include a performance measure for production. (For more details see page 93 in Schedule A.)

For 2024, long-term incentive awards were awarded according to each NEO’s long-term incentive target, which are set out in the table below.

Name	LTI Target Award as % of Base Salary
Patrick Godin	250%
Keith Murphy	150%
Ankit Shah	150%
Luke Buchanan	125%

Performance Share Units (PSUs)

PSUs are granted under the Long Term Incentive Plan. The Board considers PSUs to be an appropriate form of compensation for NEOs as PSUs are not guaranteed and their value is tied to the performance of the Company over the applicable performance measurement periods. The HRCC recommends PSU awards to the Board after considering input from management.

Starting in 2024, PSUs include a performance measure for production, aligned with the Company’s three-year guidance. The production measure has a 40% overall weight, supplementing the existing relative total shareholder return measure, which has a 60% overall weight. The HRCC and management believe incorporating a meaningful long-term operational measure to which management has clear line of sight ensures executives are aligned with execution against this critical strategic and operational objective over the next three years. The HRCC and management see the three-year production measure for the PSUs as an important complement to the existing one-year production measure included in the Company Scorecard by balancing short term and long term operational execution. (For more details on PSU design see page 93 in Schedule A.)

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PSUs vest in Shares on the entitlement date, as determined by the Board in its discretion. In addition, vesting of PSUs is subject to performance conditions or measures to be achieved by the Company determined by the Board at the time the PSUs are granted, which may be applicable to the Participant (as defined in the Long Term Incentive Plan) or a class of Participants. PSUs granted on February 26, 2024 will vest in Shares on January 1, 2027, with the number of Shares to be issued depending on the “PSU Multiplier”. The PSU Multiplier is a percentage that is multiplied by the number of PSUs granted to determine the number of Shares to be issued on the entitlement date. On the entitlement date, a PSU is settled by the issuance of the equivalent number of Shares of New Gold from treasury as the number of PSUs multiplied by PSU Multiplier after taking into account applicable taxes. For the PSUs granted February 26, 2024, the PSU Multiplier is 60% relative shareholder return and 40% based on production.

The 60% for relative shareholder return is calculated based on the difference (the “TSR Difference”) between New Gold’s TSR and the TSR of the S&P/TSX Global Gold Index (the “Index”) (i.e., New Gold’s TSR minus the Index TSR) for each of four measurement periods described in the table below (the “Measurement Periods”). The TSR for each of New Gold and the Index is calculated using the starting value and the end value of each Measurement Period.

The Measurement Periods for the PSUs granted on February 26, 2024 are set out below:

Measurement Periods	Percentage Weight of PSU Multiplier
P1: Year one	25%
P2: Year two	25%
P3: Year three	25%
P4: First day of year one to last day of year three	25%

If the TSR Difference is zero (i.e. New Gold’s TSR equals the Index TSR), the PSU Multiplier for that Measurement Period will be 100%. If the TSR Difference is greater than zero (i.e. New Gold’s TSR exceeds the Index TSR), the PSU Multiplier for that Measurement Period will be over 100% to a maximum payout of 200%. If the TSR Difference is less than zero (i.e. New Gold’s TSR is less than the Index TSR), the PSU Multiplier for that Measurement Period will be less than 100%. The minimum and maximum PSU Multipliers for any Measurement Period are 0% and 200%. The TSR Difference must be at least 50% (i.e., New Gold’s TSR minus Index TSR > 50%) to achieve the maximum PSU Multiplier for a Measurement Period. The TSR Difference must be less than -25% (i.e., New Gold TSR minus Index TSR < -25%) to achieve the minimum PSU Multiplier for a Measurement Period. The PSU Multiplier for other TSR Differences would be determined by linear interpolation.

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The 40% for production is calculated measured against the three-year guidance released by the Company. For PSUs granted in 2024, it will be measured against the guidance for 2024-2026 released by the Company on February 8, 2024 (See New Gold’s News Release dated February 8, 2024). It will be measured in the same Measurement Periods as relative shareholder return but the periods will have different weights as shown in the table below.

Measurement Periods	Percentage Weight of PSU Multiplier
P1: Year one	20%
P2: Year two	20%
P3: Year three	20%
P4: First day of year one to last day of year three	40%

For the purposes of the production PSU measure to capture gold, copper and silver production in one measure, guidance measures will be converted into gold equivalent ounces at a conversion factor confirmed at the time of grant. Production at the guidance midpoint will equal 100%. Production at the top end of guidance or greater will equal 200%. Production at the bottom end of guidance or lower will equal 0%. Results for production in between these points will be determined by linear interpolation.

Production	PSU Multiplier for Measurement Period
Production ≤ Low End of Guidance	0%
Production = Target Guidance	100%
Production ≥ High End of Guidance	200%

A full description of PSUs and the Long Term Incentive Plan, including full details of the performance measures used, is set out in this Circular under “Equity Compensation Plans - Long Term Incentive Plan” in Schedule A.

2024 PSU Awards

In 2024, the Board approved the grant of the following PSUs to the NEOs.

Name	Number of PSUs Granted(1)	Total Value of PSU Award(1)
Patrick Godin	827,922	$1,275,000
Keith Murphy	222,077	$341,999
Ankit Shah	280,519	$431,999
Luke Buchanan	214,285	$329,999
(1)	All PSUs were granted February 26, 2024 and valued as of such date. On the entitlement date of the PSUs (January 1, 2027 for this PSU grant), the number of PSUs that vest and result in the issuance of New Gold shares will vary from 0% to 200% of the number of PSUs granted, based on the PSU Multiplier (as described above) as well as accounting for applicable withholding tax. For more information on the grant, terms and valuation of these PSUs, refer to the Summary Compensation Table on page 55 and the notes thereto.

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Restricted Share Units (RSUs)

The Board considers RSUs an appropriate form of compensation for NEOs as they promote retention and align NEO compensation to the Company’s share price.

RSUs vest in cash on the entitlement date or dates, as determined by the Board in its discretion. On an entitlement date, the Company makes a payment in cash equal to the five-day volume weighted average price of the Company’s Shares on the TSX for the five trading days preceding the entitlement date multiplied by the number of RSUs vesting. For RSUs granted on February 26, 2024, one-third of the number of RSUs granted vested on January 1, 2025, one-third of the number of RSUs granted will vest on January 1, 2026, and one-third of the number of RSUs granted will vest December 15, 2026. A full description of the terms of the RSUs and the Long Term Incentive Plan is set out in this Circular under “Equity Compensation Plans - Long Term Incentive Plan” in Schedule A.

2024 RSU Awards

In 2024, the Board approved the grant of the following RSUs to the NEOs.

Name	Number of RSUs Granted(1)	Total Value of RSU Award(1)
Patrick Godin	551,948	$850,000
Keith Murphy	148,051	$227,999
Ankit Shah	187,012	$287,998
Luke Buchanan	142,857	$220,000
(1)	All RSUs were granted February 26, 2024 and valued as of such date. On the entitlement date of the RSUs, the cash payment in satisfaction of the RSUs will be based on the current market price and number of RSUs granted. One third of each RSU grant vested or will vest on each of January 1, 2025, January 1, 2026 and December 15, 2026. For more information on the grant, terms and valuation of these RSUs, refer to the Summary Compensation Table on page 55 and the notes thereto.

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Retirement Benefits and Other Compensation

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating Canadian employees may contribute between 1% and 9% of their base salary to the RRSP program. New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2024, the limitation on the Company’s matching contributions was $15,780 for each participating employee.

Other than matching contributions to the retirement program described above (which amounts are included in the column entitled “All Other Compensation” in the Summary Compensation Table on page 55), New Gold does not provide retirement benefits for NEOs. The Company also provides the NEOs with benefits to provide financial reassurance in the event of illness, disability or death. During 2024, benefits provided to NEOs were similar to those provided to other employees at the corporate office, except for annual health assessments which have been available for executives since 2008.

Other compensation paid to NEOs in 2024 is included in the Summary Compensation Table on page 55 in the column “All Other Compensation” and described in the applicable notes to the table.

Realized and Realizable Pay for the President and Chief Executive Officer

With the appointment of Mr. Godin as President and Chief Executive Officer in November 2022, only two full year of compensation history is available, and as such a summary of this analysis has not been presented this year.

Performance Graph

The following graph compares the cumulative TSR for $100 invested in Shares of New Gold from December 31, 2019 to December 31, 2024 against the cumulative total shareholder return of the S&P/TSX Composite Index and the Index for the same period, assuming the reinvestment of all dividends. In 2024, New Gold’s TSR was +87% compared to +21% for the Index and +22% for the S&P/TSX Composite Index.

(1)	NEO compensation is total compensation paid in each year to the NEOs in that year, excluding severance payments and other amounts paid to NEOs terminated in the applicable year in connection with their departures from the Company.

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(in $)	2019	2020	2021	2022	2023	2024
New Gold Inc.	100	243.5	164.3	115.7	167.0	312.2
% Change (year on year)		143.5	-32.5	-29.6	44.4	87.0
S&P/TSX Composite Index	100	105.6	132.1	124.4	139.0	169.1
% Change (year on year)		5.6	25.1	-5.8	11.8	21.7
S&P/TSX Global Gold Index	100	122.1	115.6	112.8	118.0	142.5
% Change (year on year)		22.1	-5.3	-2.4	4.6	20.8

During the past five years, commodity markets have experienced considerable volatility. The gold price rose meaningfully in 2020 due largely to a negative economic outlook, interest rate decline and increased uncertainty around the short-term and long-term economic impacts of the COVID-19 pandemic. The gold price declined in 2021 on the prospects of earlier and faster interest-rate increases than previously expected. In 2022, following the conflict in Ukraine, the gold price increased before declining due to interest-rate increases. Gold prices rose to record highs towards the end of 2023, continuing through 2024, due mainly to a combination of elevated geopolitical risks and interest rate reductions.

New Gold’s share price performance has been impacted by changes in commodity prices described above as well as Company developments and performance. In 2020, the Company’s share price increased significantly compared to the gold mining index and general indexes based on the completion of several transactions that improved the Company’s balance sheet: the closing of the $300 million strategic partnership with Ontario Teachers’ Pension Plan in respect of the New Afton Mine; the divestment of the Blackwater Project to Artemis Gold Inc. as well as the reduction and refinance of the Company’s long term debt. The Company had negative share price performance compared to the gold mining index in 2021 and 2022 due to challenges at the operations that led to the Company reducing guidance in both years. In 2023, the Company again outperformed the gold index due to strong operational performance. In 2024, the Company outperformed the market after the New Afton FCF Transaction and the execution of key capital projects including the C-Zone project at New Afton, which reached commercial production in October. Both these developments increased New Gold’s exposure to rising gold and copper prices. Compensation for executive officers showed a similar trend to New Gold’s share price performance over this period. Excluding severance payments to terminated officers, executive compensation increased in successful years for the Company, in 2020, 2023 and 2024, and declined in less successful years, 2021 and 2022, reflecting the impact of performance on the at-risk portion of executive officers’ compensation.

Summary Compensation Table

The following table provides Long Term Incentive Plan values that reflect the grants made in Q1 of 2024, 2023 and 2022. To align with the historical Long Term Incentive Plan design and approach to executive compensation, the 2022 “Share-based awards” and “Option-based awards" disclosed in this Summary Compensation Table reflect the grant date value of the long term incentive awards made to the NEOs in early 2022, notwithstanding that those awards had been considered compensation in respect of the prior year at the time of grant. Note, the Company no longer grants Options and they were last granted in 2022. To provide a view of the overall compensation received by NEOs, long term incentives granted on February 26, 2024 are provided in footnote (3) to the Summary Compensation Table. Compensation is paid to the NEOs in Canadian dollars.

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Name and Principal Position	Year	Salary ($)	Share- based Awards ($)(4)(5)(6)	Option- based Awards ($)(6)	Non-equity Incentive Plan Compensation ($)		All Other Compensation ($)(7)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Patrick Godin(1) President and Chief Executive Officer	2024	850,000	2,125,000	-	1,359,150	-	15,780	4,349,930
	2023	700,000	2,233,633	-	1,155,000	-	14,082	4,102,715
	2022	380,972	-	-	399,444	-	9,962	790,378
Keith Murphy(2) Executive Vice President and Chief Financial Officer	2024	389,692	569,997	-	455,789	-	15,780	1,431,258
	2023	285,723	133,873	-	198,215	-	15,390	633,201
	2022	227,525	86,520	28,840	93,700	-	14,605	451,190
Ankit Shah Executive Vice President, Strategy and Business Development	2024	480,000	719,998	-	560,880	-	15,780	1,776,658
	2023	450,000	537,500	-	483,092	-	12,273	1,482,865
	2022	430,000	426,563	142,188	205,110	-	14,605	1,218,466
Luke Buchanan Vice President, Technical Services	2024	440,000	549,999	-	351,780	-	15,780	1,357,559
	2023	304,500	381,164	-	240,620	-	15,390	941,674

Yohann Bouchard(3) Former Executive Vice President and Chief Operating Officer	2024	605,000	1,058,750	-	781,357	-	15,780	2,460,887
	2023	416,138	730,565	-	548,529	-	796	1,696,028
	2022	-	-	-	-	-	-	-
(1)	In recognition of his appointment as Chief Operating Officer, Mr. Godin was granted 209,239 PSUs, which have Measurement Periods of January 1, 2023 to April 30, 2023; May 1, 2023 to April 30, 2024; May 1, 2024 to April 30, 2025 and December 31, 2022 to April 30, 2025 and will have an entitlement date of May 2, 2025, and 139,493 RSUs, which have or will vest in three equal installments on May 1, 2023, May 1, 2024 and May 1, 2025. In recognition of his promotion to Chief Executive Officer, Mr. Godin was granted 32,577 PSUs, which have Measurement Periods of January 1, 2023 to November 22, 2023; November 23, 2023 to November 22, 2024; November 23, 2024 to November 22, 2025 and December 31, 2022 to November 22, 2025 and will have an entitlement date of November 23, 2025, and 21,718 RSUs, which have or will vest in three equal installments on November 22, 2023, November 22, 2024 and November 22, 2025. In respect of his annual long term incentive grant based on his target long term incentive grant of 250% of base salary, Mr. Godin was granted an aggregate of 827,922 PSUs and 551,948 RSUs, which have the same Measurement Periods, entitlement dates and vesting schedule as all other long term incentives granted on February 26, 2024.
(2)	Mr. Murphy was appointed as Vice President, Finance on April 25, 2023. Mr. Murphy was as appointed Executive Vice President and Chief Financial Officer at the beginning of 2024.
(3)	Mr. Bouchard's last day as Executive Vice President and Chief Operating Officer was January 31, 2025. Mr. Bouchard was appointed to the position effective April 11, 2023. For 2023, the salary and annual incentive plan award indicated is a pro-rated amount for time spent in such role. Mr. Bouchard’s 2023 full-year base salary as Executive Vice President and Chief Operating Officer was $575,000. Based on his target long term incentive grant of 175% of base salary, Mr. Bouchard was granted 235,666 PSUs on May 8, 2023, which had Measurement Periods of May 8, 2023 to December 31, 2023; January 1, 2024 to December 31, 2024; January 1, 2025 to December 31, 2025 and May 8, 2023 to December 31, 2025 and had an entitlement date of January 1, 2026, and 157,111 RSUs, which vested in three equal installments on January 1, 2024, January 1, 2025 and December 15, 2025.

(4)	The Share-based Awards include PSUs and RSUs granted to executives. PSUs and RSUs are valued by multiplying the number of PSUs/RSUs by the five-day volume weighted average trading price on the TSX immediately preceding the date of grant noted below. The following table shows the specific prices for each grant of share-based compensation included in the column entitled “Share-based Awards”:

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Share-based Award	Grant Date	Applicable Share Price ($)
PSUs and RSUs	26-Feb-2024	1.54
PSUs and RSUs	28-Feb-2023	1.20
PSUs and RSUs	8-May-2023	1.86
PSUs and RSUs	4-Mar-2022	2.18

(5)	Option-based awards are valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the awards are as follows:

Grant Date	Exercise Price	Risk-free Rate of Return	Volatility Estimate	Expected Life (years)	Per Option Value
4-Mar-2022	$2.18	1.56%	65.5%	4.14	$1.11

(6)	Included in this column are Company-paid matching contributions to a Group RRSP in the following amounts: (i) for Mr. Godin: $9,962 in 2022 ,$14,082 in 2023 and $15,780 in 2024; (ii) for Mr. Murphy: $14,605 in 2022, $15,390 in 2023 and $15,780 in 2024; (iii) for Mr. Shah: $14,605 in 2022, $12,273 in 2023 and $15,780 in 2024; (iv) for Mr. Buchanan: $15,390 in 2023 and $15,780 and (v) for Mr. Bouchard: $796 in 2023 and $15,780 in 2024.

The following table shows the total compensation for the Company’s NEOs for the relevant year, as well as the total compensation for NEOs as a percentage of earnings from mine operations and as a percentage of shareholder equity.

	Total Compensation for Named Executive Officers(1)	Total Compensation for Named Executive Officers(1) as a Percentage of Operating Margin(2)	Total Compensation for Named Executive Officers(1) as a Percentage of Shareholder Equity
2024	$11,376,292	1.7%	0.8%
2023	$10,321,447	2.3%	1.0%
Change	$1,054,851	-0.6%	-0.2%
(1)	The amounts for 2023 include the five NEOs set out in that year (Mr. Godin, Rob Chausse, Mr. Bouchard, Mr. Shah and Sean Keating).
(2)	Operating Margin is calculated as the Company’s revenue less operating expenses for years ended December 31, 2024 and December 31, 2023.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2024.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2024.

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Name	Grant Date(1)(2)	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(3)	Number of Unvested PSUs (#)(1)	Number of Unvested RSUs (#)	Market Value of Unvested PSUs and RSUs ($)(4)
Patrick Godin	28-Feb-2023	-	-	-	-	1,116,816	442,626	5,598,397
	26-Feb 2024	-	-	-	-	827,922	551,948	4,953,733
Keith Murphy	3-Mar-2020	48,563	1.20	3-Mar-2025	116,066	-	-	-
	4-Mar-2021	35,238	2.06	4-Mar-2026	53,914	-	-	-
	4-Mar-2022	25,982	2.18	4-Mar-2027	36,635	26,459	-	94,988
	28-Feb-2023	-	-	-	-	66,937	29,749	347,103
	26-Feb 2024	-	-	-	-	222,077	148,051	1,328,760
Ankit Shah	4-Mar-2022	42,699	2.18	4-Mar-2027	60,206	130,447	-	468,305
	28-Feb-2023	-	-	-	-	268,750	119,444	1,393,616
	26-Feb 2024	-	-	-	-	280,519	187,012	1,678,436
Luke Buchanan	11-Apr-2023	-	-	-	-	122,956	54,647	637,595
	26-Feb 2024	-	-	-	-	214,285	142,857	1,282,140
Yohann Bouchard	11-Apr-2023	-	-	-	-	235,666	104,741	1,222,061
	26-Feb 2024	-	-	-	-	412,500	275,000	2,468,125

(1)	PSUs granted on March 4, 2022 have an entitlement date of January 1, 2025. PSUs granted on February 28, 2023 have an entitlement date of January 1, 2026. PSUs granted on February 26, 2024 have an entitlement date of January 1, 2027.
(2)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
(3)	Calculated using the closing price of New Gold’s Shares on the TSX on December 31, 2024 of $3.59 and subtracting the exercise price of in-the-money Options. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of New Gold’s Shares on the date of exercise.
(4)	Calculated by multiplying the number of PSUs and RSUs by the closing price of New Gold’s Shares on the TSX on December 31, 2024 of $3.59. The actual number of shares granted upon vesting of the PSUs will depend on the PSU Multiplier of the PSUs at vesting. The actual value realized will also depend on the price of the Shares on the date of vesting.

Value Vested or Earned During the Year Ended December 31, 2024

The following table provides information regarding the value of incentive plan awards vested or earned during the year ended December 31, 2024.

Name	Option-based Awards - Value Vested during the Year ($)(1)	Share-based Awards - Value Vested during the Year ($)(2)	Non-equity Incentive Plan Compensation - Value Earned during the Year ($)(3)
Patrick Godin	-	-	1,359,150
Keith Murphy	-	46,841	455,789
Ankit Shah	-	142,422	560,880
Luke Buchanan	-	-	351,780
Yohann Bouchard	-	-	781,357

(1)	Calculated using the closing price of New Gold’s Shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money Options.
(2)	Amounts shown represent the value of the PSUs that vested on January 1, 2024.

(3)	Amounts shown represent annual short-term incentives awarded for 2024 performance.

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Options Exercised during the Year Ended December 31, 2024

The following table provides details regarding Options exercised and sold by the NEOs during the year ended December 31, 2024. The Company no longer grants options. They were last granted in 2022.

Name	Number of Options Exercised	Option Expiry Date	Option Exercise Price	Value Realized(1)
Patrick Godin	N/A	N/A	N/A	N/A
Keith Murphy	-	N/A	N/A	N/A
Ankit Shah	107,143	3-Mar-2026	2.06	168,340
	85,398	4-Mar-2027	2.18	123,827
Luke Buchanan	N/A	N/A	N/A	N/A
Yohann Bouchard	N/A	N/A	N/A	N/A
(1)	Rounded up to the closest whole number.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS AT DECEMBER 31, 2024

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at December 31, 2024, the Long Term Incentive Plan and the Stock Option Plan. The Company last granted Options on March 4, 2022 and will not grant Options going forward; however, Shares have been reserved for issuance in respect of Options already granted prior.

Plan Category	Maximum Number of Shares to be Issued on Exercise of Options and Vesting of PSUs(1)	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding Shares reflected in Column (a))(2)(3)(4)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	6,007,184	$2.04 for Options(5) N/A for PSUs	4,329,139
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
(1)	Represents the maximum aggregate number of Shares of New Gold reserved for issuance on exercise of outstanding Options and upon the vesting of outstanding PSUs (assuming maximum Achieved Performance and accounting for withholding tax, being 449,692 Shares upon the exercise of outstanding Options and 5,557,492 Shares upon the vesting of PSUs).
(2)	Represents the aggregate number of Shares remaining available for future issuance under the Long Term Incentive Plan as at December 31, 2024, after taking into account the maximum number of Shares issuable upon the exercise of outstanding Options and the vesting of outstanding PSUs (assuming maximum Achieved Performance and accounting for withholding tax).
(3)	The aggregate number of Shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, cannot exceed 3.5% of the number of Shares issued and outstanding (on a non-diluted basis). The Company will not grant Options going forward and so has not considered any additional shares that may remain available under the Option Plan.
(4)	The aggregate number of Shares that can be reserved for issuance under the Long Term Incentive Plan in respect of all unvested PSUs currently cannot exceed 1.25% of the number of Shares issued and outstanding (on a non-diluted basis).

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(5)	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the PSUs outstanding under the Long Term Incentive Plan.

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO. Pursuant to these agreements, the NEO is entitled to be paid up to the end of employment in the case of resignation, retirement or death. The NEO is also entitled to a pro-rated bonus in case of death. Treatment of long term incentives are generally treated in accordance with the respective executive employment agreement. The employment agreements also contain termination and change of control provisions. Those provisions, as in effect December 31, 2024, are discussed in more detail below.

Termination Without Cause

If a NEO’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the pro-rated short-term incentive at target. In addition, each NEO, except for Mr. Godin and Mr. Bouchard, will receive a severance payment of 12 months’ salary and short-term incentive plus one month’s salary and short-term incentive per year of service to a maximum of 18 months’ salary and short-term incentive. The contracts of Mr. Godin and Mr. Bouchard provide for a severance payment of 18 months’ salary and short-term incentive. Pursuant to the Long Term Incentive Plan, if a NEO is terminated without cause, the NEO will be entitled to pro rata vesting of his or her PSUs and RSUs that do not vest prior to the applicable “termination date” to reflect the actual period of service between the grant date and the “termination date” (being the later of the date of termination and the last day of the statutory notice period, if required and only as minimally prescribed by the applicable employment standards legislation). Pursuant to the Stock Option Plan, any Options that have vested will remain exercisable until the earlier of (i) the expiry of such Options, or (ii) the date that is twelve months from the date of such termination. Unvested Options will be forfeited. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of the amount of the salary severance set out above) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date. There would be a cash payment for unvested PSUs based on a pro-rata calculation described in “Equity Compensation Plans - Long Term Incentive Plan - Cessation or Acceleration of Share Units” on page 98.

Termination Following a Change of Control

NEO change of control provisions follow a double-trigger approach. If there is (1) a Change of Control of New Gold (as defined below) and (2) within 12 months following such Change of Control (i) New Gold gives notice of its intention to terminate the NEO’s employment for any reason other than just cause, or (ii) a Triggering Event (as defined below) occurs and the NEO elects to terminate his or her employment, New Gold will pay any salary earned to the date of the termination of employment plus the pro-rated short-term incentive at target. In addition, the NEO will receive a severance payment of 24 months’ salary plus two times his or her short-term incentive at target. Any Options that had not vested at the time of termination would vest immediately and all vested Options will remain exercisable until their expiry. All unvested RSUs and PSUs would vest immediately with a PSU Multiplier determined in accordance with the Long Term Incentive Plan and with the entitlement date occurring on the date of such Triggering Event. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of two years’ salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more of the voting securities of New Gold; (e) as a result of or in connection with: (i) the contested election of directors, or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the Board will not constitute a majority of the Board; or (f) the Board adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits or perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, provided this will not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his or her employment, which is of a distance greater than 50 kilometers from the city of his or her normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Termination Without Cause or Termination Following a Change of Control

The following tables detail the estimated incremental payments from New Gold to each of the NEOs on termination without cause or a Change of Control (with termination of employment), assuming the termination of employment occurred on December 31, 2024.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Termination of Employment Without Cause

Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options, RSUs and PSUs ($)(1)	Total Estimated Incremental Payment ($)(2)
Patrick Godin	1,275,000	1,657,500	191,250	7,980,572	11,104,322
Keith Murphy	600,000	570,000	90,000	995,333	2,255,333
Ankit Shah	720,000	684,000	108,000	2,756,682	4,268,682
Luke Buchanan	504,091	327,659	75,614	1,081,001	1,988,366
Yohann Bouchard	907,500	952,875	136,125	2,075,921	4,072,421
Total	4,006,591	4,192,034	600,989	14,889,510	23,689,124
(1)	Unvested Options are cancelled upon termination of employment. For unvested PSUs and RSUs, a cash payment was calculated on a pro-rata basis using the methodology described in “Equity Compensation Plans - Cessation or Acceleration of Share Units” on page 98 to calculate the PSU Multiplier and multiplying by the closing price of New Gold’s shares on the TSX on December 31, 2024 of $3.59.
(2)	These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.

Termination of Employment Following Change of Control

Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options, RSUs and PSUs Vested ($)(1)(2)	Total Estimated Incremental Payment ($)(2)(3)
Patrick Godin	1,700,000	2,210,000	255,000	14,611,682	18,776,682
Keith Murphy	800,000	760,000	120,000	2,356,436	4,036,436
Ankit Shah	960,000	912,000	144,000	4,943,450	6,959,450
Luke Buchanan	880,000	572,000	132,000	2,525,777	4,109,777
Yohann Bouchard	1,210,000	1,270,500	181,500	4,854,688	7,516,688
Total	5,550,000	5,724,500	832,500	29,292,032	41,399,032

(1)	Options values are calculated by subtracting the exercise price of unvested in-the-money Options that would have vested on termination of employment from the closing price of New Gold’s Shares on the TSX on December 31, 2024 of $3.59. PSUs are calculated by multiplying the number of PSUs that would have vested on termination of employment (calculated using actual performance for completed performance periods and assuming maximum performance of 150% for future performance periods) by the closing price of New Gold’s Shares on the TSX on December 31, 2024 of $3.59. RSUs are calculated by multiplying the number of RSUs that would have vested on termination of employment by the closing price of New Gold’s Shares on the TSX on December 31, 2024 of $3.59.
(2)	Due to rounding, some totals may not equal the sum of the separate figures.
(3)	These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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STATEMENT OF DIRECTOR COMPENSATION

Non-executive directors receive a retainer for acting as a director. Executives of New Gold that serve as directors do not receive any additional compensation for acting as directors. New Gold does not pay per-meeting fees. All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his or her duties as a director, are paid by New Gold.

Each year, the CGNC reviews the compensation provided to non-executive directors and recommends compensation for the ensuing year. Non-executive director compensation is based on, among other things, a review of director compensation at Reference Group companies and other market participants, and other corporate imperatives, and general trends in director compensation. The Board reviews the CGNC’s recommendation regarding non-executive director compensation and makes a final determination.

In 2024, for the period between the 2024 AGM and the Meeting, the Board approved the non-executive director compensation set out in the table below. The non-executive director basic annual retainer increased from $200,000 to $230,000. The retainer for the Chair of the Board was set at $370,000, an increase of $30,000 as well. Additional annual retainers of the committee chairs were unchanged. Directors were required to take $135,000 worth of the basic retainer in DSUs, which represents an investment by directors in New Gold similar to share ownership. Directors may take the balance (the “cash-eligible portion”) in either cash or additional DSUs at the election of the director. Additional annual retainers for being Chair of the Board or for being chair of a committee may be paid either in cash or DSUs, at the election of the director. Elections are made prior to the calendar year, and for directors that join the Board during the year, prior to their becoming directors. The Board also approved payment of the DSU retainer on a quarterly basis, including a quarterly DSU grant and a quarterly cash payment. Prior to the 2024 AGM, cash payments were made quarterly, however, there was an annual DSU grant.

	Total	Required in DSUs	Cash Eligible or DSUs
Basic annual retainer	$230,000	$135,000	$95,000
Annual retainer for Chair of the Board	$370,000	150,000	$220,000
Additional annual retainers for committee chairs Audit Committee Human Resources and Compensation Committee Technical and Sustainability Committee Corporate Governance and Nominating Committee	$35,000 $25,000 $25,000 $15,000	- - - -	$35,000 $25,000 $25,000 $15,000

DIRECTOR COMPENSATION TABLE

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the year ended December 31, 2024. While the annual retainer for non-executive directors is set out in the table above, the values in the table below differ from those retainer amounts for the calendar year 2024 due to (i) directors joining or leaving the Board during 2024 and (ii) changes in director retainers and payment schedule described on the previous page.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Name	Annual Retainer - Cash ($)(1)	Annual Retainer - Share-based Awards ($)(2)	Option-based Awards ($)	All Other Compensation ($)	Total ($)
Sophie Bergeron(3)	37,543	53,354	-	-	90,897
Ross Bhappu(4)	31,622	59,275	-	-	90,897
Geoff Chater(5)	20,000	-			20,000
Nick Chirekos(6)	106,250	101,250	-	-	207,500
Gillian Davidson(7)	116,250	101,250	-	-	217,500
Tom McCulley	91,250	101,250	-	-	192,500
Christian Milau(8)	47,695	68,607	-	-	116,302
Peggy Mulligan(9)	90,000	101,250	-	-	191,250
Richard O’Brien(10)	-	262,774	-	-	262,774
Ian Pearce(11)	83,750	37,500	-	-	121,250
Marilyn Schonberner(12)	126,250	101,250	-	-	227,500
Total:	750,415	965,129	-	-	1,715,545
(1)	Any cash portion of the director retainer is paid quarterly. Changes to director compensation occur after the annual meeting of shareholders. As a result, the first quarterly payment to directors in a calendar year is sometimes different from the quarterly payments received by directors in the second, third and fourth quarters. Payments to directors may differ from person to person based on time on the Board during the calendar year, additional retainers paid to certain directors for chairing a committee and a directors election for the cash-eligible portion of the retainer.
(2)	Beginning after the 2024 AGM, the DSU portion of the director retainer is granted quarterly. Prior to this, DSUs were granted annually. As a result, there were no DSUs granted in the first quarter of 2024 followed by quarterly DSU grants in the second, third and fourth quarters. The number of DSUs granted in the second, third and fourth quarters to directors was calculated using the volume weighted average price of Shares on the TSX for the five trading days prior to the respective issue dates (May 27, 2024, August 30, 2024, November 29, 2024) being $2.78, $3.45, $3.81, respectively. DSUs granted to directors may may differ from person to person based on time on the Board during the calendar year, additional retainers paid to certain directors for chairing a committee and a directors election for the cash-eligible portion of the retainer.
(3)	Ms. Bergeron joined the Board on September 9, 2024.
(4)	Mr. Bhappu joined the Board on September 9, 2024.
(5)	Mr. Chater did not stand for re-election at the 2024 AGM and left the Board effective as of May 14, 2024.
(6)	Mr. Chirekos served as Chair of the Corporate Governance and Nominating Committee throughout 2024.
(7)	Dr. Davidson served as Chair of the Technical and Sustainability Committee throughout 2024.
(8)	Mr. Milau joined the Board on July 29, 2024.
(9)	Ms. Mulligan served as Chair of the HRCC throughout 2024.
(10)	Mr. O’Brien joined the Board on March 25, 2024 and became Chair of the Board effective as of August 1, 2024.
(11)	Mr. Pearce resigned from the Board effective as of August 1, 2024.
(12)	Ms. Schonberner served as Chair of the Audit Committee throughout 2024.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Director Equity Ownership Guidelines

The Company’s Equity Ownership Guidelines are applicable to all directors. The Equity Ownership Guidelines align the interests of directors with those of shareholders by mandating a minimum value of New Gold equity that directors must hold five times the cash eligible portion of the basic retainer paid for acting as a non-executive director or Chair of the Board.

For purposes of measuring compliance with the Equity Ownership Guidelines, Shares are valued at the greater of the current “Market Price” (defined as the volume weighted average price of the five days prior to the date of measurement) and the purchase price paid for the Shares, and DSUs are valued at the greater of the current Market Price and the Market Price on the date of grant.

Directors have three years from the date on which they became a director to satisfy these guidelines. All of the directors standing for re-election either meet the requirement or are within this three-year period. The number and value of Shares and DSUs held by directors standing for re-election compared to the equity ownership requirement as measured at December 31, 2024 is set out below.

Name	Shares Held	DSUs Held	Total Value of Shares and DSUs	Equity Ownership Requirement	Date to Meet
Sophie Bergeron	-	14,003	$53,351	$475,000	September 9, 2027
Ross Bhappu	-	15,557	$59,272	$475,000	September 9, 2027
Nick Chirekos	-	397,233	$1,428,015	$475,000	Meets requirement
Gillian Davidson	-	575,373	$2,067,538	$475,000	Meets requirement
Tom McCulley	-	240,059	$863,761	$475,000	Meets requirement
Christian Milau	19,700	18,962	$140,745	$475,000	July 29, 2027
Richard O’Brien	-	80,363	$293,844	$1,100,000	March 25, 2027
Marilyn Schonberner	-	546,055	$1,986,394	$475,000	Meets requirement

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Deferred Share Unit Grants

The following table provides information regarding the option-based and share-based awards for each non-executive director outstanding as at December 31, 2024, which for directors are in the form of DSUs that form part of a director’s retainer.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2024

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of DSUs (#)	Market Value of DSUs ($)(1)
Sophie Bergeron	November 29, 2024	-	-	-	-	14,003	50,271
Ross Bhappu	November 29, 2024	-	-	-	-	15,557	55,850
Nick Chirekos	June 7, 2019	-	-	-	-	107,698	386,636
	June 23, 2020	-	-	-	-	67,741	243,190
	May 17, 2021	-	-	-	-	54,794	196,710
	May 13, 2022	-	-	-	-	72,727	261,090
	May 9, 2023	-	-	-	-	63,492	227,936
	May 27, 2024	-	-	-	-	12,140	43,583
	August 30, 2024	-	-	-	-	9,783	35,121
	November 29, 2024	-	-	-	-	8,858	31,800
Gillian Davidson	May 1, 2018	-	-	-	-	29,070	104,361
	May 8, 2019	-	-	-	-	180,326	647,370
	June 23, 2020	-	-	-	-	129,032	463,225
	May 17, 2021	-	-	-	-	54,794	196,710
	May 13, 2022	-	-	-	-	87,878	315,482
	May 9, 2023	-	-	-	-	63,492	227,936
	May 27, 2024	-	-	-	-	12,140	43,583
	August 30, 2024	-	-	-	-	9,783	35,121
	November 29, 2024	-	-	-	-	8,858	31,800

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Name	Grant Date	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of DSUs (#)	Market Value of DSUs ($)(1)
Tom McCulley	May 17, 2021	-	-	-	-	73,059	262,282
	May 13, 2022	-	-	-	-	72,727	261,090
	May 9, 2023	-	-	-	-	63,492	227,936
	May 27, 2024	-	-	-	-	12,140	43,583
	August 30, 2024	-	-	-	-	9,783	35,121
	November 29, 2024	-	-	-	-	8,858	31,800
Christian Milau	August 30, 2024					10,104	36,273
	November 29, 2024					8,858	31,800
Peggy Mulligan	May 1, 2018	-	-	-	-	29,070	104,361
	May 8, 2019	-	-	-	-	171,310	615,003
	June 23, 2020	-	-	-	-	122,580	440,062
	May 17, 2021	-	-	-	-	66,210	237,694
	May 13, 2022	-	-	-	-	136,363	489,543
	May 9, 2023	-	-	-	-	119,047	427,379
	May 27, 2024	-	-	-	-	12,140	43,583
	August 30, 2024	-	-	-	-	9,783	35,121
	November 29, 2024	-	-	-	-	8,858	31,800
Richard O’Brien	April 8, 2024	-	-	-	-	8,590	30,838
	May 27, 2024	-	-	-	-	20,683	74,252
	August 30, 2024	-	-	-	-	26,812	96,255
	November 29, 2024	-	-	-	-	24,278	87,158
Marilyn Schonberner	August 9, 2017	-	-	-	-	33,954	121,895
	May 1, 2018	-	-	-	-	33,223	119,271
	May 8, 2019	-	-	-	-	189,343	679,741
	June 23, 2020	-	-	-	-	67,741	243,190
	May 17, 2021	-	-	-	-	54,794	196,710
	May 13, 2022	-	-	-	-	72,727	261,090
	May 9, 2023	-	-	-	-	63,492	227,936
	May 27, 2024	-	-	-	-	12,140	43,583
	August 30, 2024	-	-	-	-	9,783	35,121
	November 29, 2024	-	-	-	-	8,858	31,800
(1)	Calculated by multiplying the number of DSUs by the closing price of New Gold’s Shares on the TSX on December 31, 2024 of $3.59. The actual value realized will depend on the price of Shares when the director redeems his or her DSUs after the director leaves the Board.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Value Vested during the Year Ended December 31, 2024

The following table provides information regarding the value of incentive plan awards vested or earned for each non-executive director during the year ended December 31, 2024.

Name	Option-based Awards - Value Vested during the Year ($)	Share-based Awards - Value Vested during the Year ($)(1)
Geoff Chater(2)	-	-
Sophie Bergeron	-	53,354
Ross Bhappu	-	59,275
Nick Chirekos	-	101,250
Gillian Davidson	-	101,250
Tom McCulley	-	101,250
Christian Milau	-	68,607
Peggy Mulligan	-	101,250
Richard O’Brien	-	262,774
Ian Pearce(3)	-	37,500
Marilyn Schonberner	-	101,250
(1)	DSUs vest on date of grant, however, they are redeemed and payable after a director leaves the Board. Calculated by multiplying the number of DSUs by the volume weighted average price of Shares on the TSX for the five trading days prior to the respective grant dates for the second, third and fourth quarter grant dates (May 27, 2024, August 30, 2024, November 29, 2024) being $2.78, $3.45, $3.81, respectively.
(2)	Mr. Chater did not stand for re-election at last year’s annual general meeting of shareholders and left the Board effective as of May 14, 2024.
(3)	Mr. Pearce resigned from the Board effective August 1, 2024.

Options Exercised during the Year Ended December 31, 2024

There were no Options exercised by non-executive directors during 2024.

Deferred Share Unit Plan

The Company’s deferred share unit plan (“DSU Plan”) is intended to strengthen the alignment of interests between its non-executive directors and shareholders by linking a portion of annual director compensation to New Gold’s Shares. It is administered by the CGNC.

A DSU is a notional share-based unit that has the same value as one Share, represents an investment by directors in New Gold similar to share ownership. DSUs are not paid out until the recipient ceases to be a director. Non-executive directors must receive at least $135,000, and the Chair of the Board $150,000, of their retainer in the form of DSUs. Directors may also elect to receive the cash-eligible portion of their retainer in DSUs as well. DSUs are granted in four quarterly tranches. The number of DSUs granted to a director is determined by dividing the amount of compensation to be taken as DSUs by the Market Price on the day of grant, being the volume weighted average price on the TSX of the five business days immediately preceding the date of grant. Pursuant to the terms of the DSU Plan, the DSUs of U.S. directors will be redeemed on the date they leave the Board while other directors leaving the Board may redeem their DSUs in one or two tranches up to December 15 of the year following the directors separation from the Board.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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During the year ended December 31, 2024, an aggregate of 280,722 DSUs were granted to directors. 191,013 DSUs were redeemed by Geoff Chater for a payment of approximately C$500,454 on May 22, 2024 after he ceased to be a director on May 14, 2024. As well as 414,268 DSUs were redeemed by Ian Pearce for a payment of approximately C$1,367,084 on August 19, 2024 and 400,000 DSUs were redeemed by Ian Peace for a payment of approximately C$1,436,000 on January 2, 2025 after he ceased to be a director on August 1, 2024. As at March 6, 2025, there are an aggregate of 2,758,213 DSUs outstanding under the DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.

Sustainability

New Gold is dedicated to responsible operations and working towards continuous improvements in its social and environmental performance.

In 2024, New Gold undertook a collaborative, cross-functional process to refresh its Sustainability Strategy, to help ensure alignment with operational priorities, senior leadership goals and investor expectations. Set to launch in 2025, the updated Sustainability Strategy aims to address the most pressing ESG challenges facing both the Company and the broader mining industry. In 2024, New Gold published an update to its Task Force for Climate-related Financial Disclosures (“TCFD”) Report outlining four areas for New Gold’s climate approach - strategy, risk, governance and metrics, and targets. In 2024, New Gold continued to adapt its sustainability efforts to align with the most material ESG topics and released its annual ESG Report (formerly, the Sustainability Report).

Whether through the introduction of new policies, the annual review of its existing policies or New Gold’s decision to voluntarily report against evolving standards and metrics, New Gold values the importance of proper governance to help ensure its sustainability-related goals are met.

New Gold’s Sustainability Strategy is overseen by the Board and its committees, with the Technical and Sustainability Committee providing overall guidance to support the Board and providing direction to the senior management.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Some of New Gold’s Sustainability achievements in 2024 are summarized below:

Environment	Social	Governance

•       New Afton operated the twelve evaporators with a higher utilization than planned. New Afton is on track to meet stabilization objectives in 2025.

•      Rainy River self-performed the tailings dam construction and raised the Tailings Management Area dam by 1 metre.

•      Rainy River realized efficiencies from updated discharge infrastructure and discharged a total of 4.2 Mm3 of water in 2024.

•      New Afton submitted an updated Reclamation and Closure Plan.

•      New Gold conducted a climate action gap assessment and developed a company-wide decarbonization road map aligned with current mine plans to improve energy efficiency and drive GHG reductions.

•      Rainy River achieved over 4 million consecutive hours lost time injury-free.

•       New Afton achieved over 2.5 million consecutive hours Lost Time Injury Free and won three health and safety performance awards. The J.T. Ryan Trophy for the lowest injury frequency rate in the BC and Yukon; the Large Underground Mines Award for at least 240,000 worker hours with the lowers injury frequency rate; and the Mine Safety Technology Award celebrating innovative initiatives that improve health and safety.

•      Recorded New Gold’s lowest consolidated TRIFR.

•   Increased overall representation of women and Indigenous employees in workforce.

•       The Todos por Cerro San Pedro Fondacion has helped over 2,700 people since 2019.

•       New Gold completed a collaborative and cross-functional update of the Sustainability Strategy

•       New Gold updated two corporate policies: the Sustainability Policy and the Health and Safety Policy, which were made available publicly.

•       New Afton and Rainy River both achieved AAA ratings for the MAC Towards Sustainable Mining Tailings Management and Water Stewardship protocols.

•       Rainy River completed an assessment against the International Cyanide Code.

•       Selected and implemented a new ESG data management platform with auditing capabilities.

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Environment

New Gold continues to implement the guidance and recommendations developed by the TCFD. The Company released its inaugural TCFD report in 2022, an updated TCFD report in 2024, and intends to align climate-related disclosure with evolving practices. The Company has also set and publicly disclosed a corporate target of 30% reduction in greenhouse gas (“GHG”) emissions by 2030 using 2020 as a baseline (the “2030 Target”). In following the TCFD’s guidance on governance recommendation, in 2022, the Company created and implemented a Company-wide Climate Committee. The Climate Committee reviews climate risks and reduction opportunities and discusses progress on the 2030 Target. In 2024, the Company began developing a Company-wide decarbonization roadmap, which is intended to reflect the operations’ efforts to date to improve energy efficiency and drive GHG reductions.

Another priority for the Company is water management and stewardship as water is a key resource for New Gold’s operations. Rainy River made improvements to its discharge system in 2024, which allowed the site to realize higher discharge rates during high flow periods. Rainy River discharged 4.2 Mm³ of treated water in 2024, which is comparable to the 4.7 Mm³ discharged in 2023. Interdisciplinary Water Teams have been established at both sites which meet regularly to assess water management risks and possible opportunities to further support operations. Both sites once again achieved AAA for the Mining Association of Canada’s (“MAC”) TSM Water Stewardship protocol.

New Gold’s tailings management practices follow the MAC TSM Tailings Management Protocol and also adhere to those of the Canadian Dam Association. Rainy River and New Afton both achieved AAA ratings for the TSM Tailings Management Protocol in 2024. New Gold’s Independent Tailings Review Board, which is comprised of four independent experts and provides input with respect to tailings management at New Gold’s operations and projects, met twice to review tailings management practices at both the New Afton Mine and the Rainy River Mine. Fully staffed and competent teams at each site work to manage and monitor New Gold’s tailings facilities.

Social

The Company’s social priorities continue to be Indigenous relations, health and safety, community engagement, community investment, diversity, equity and inclusion and employee relations. Supporting greater Indigenous inclusion through procurement, engagement and employment and training is key to the success of New Gold’s operations. New Gold tracks the implementation and commitment of impact benefit agreements and reviews these commitments on a regular basis to continue to build trust-based relationships with Indigenous partners and communities.

As part of the Company’s commitment to social and community development, New Gold invests in areas where it operates through the Community Investment Program. This program provides funding to charities, nonprofits and research institutions and supports projects and programs that address community-identified needs. New Gold updated its Community Investment Program and eligibility criteria in 2024 and will be launching the updated program changes for the 2025 funding year. These changes help align the Community Investment Program with New Gold’s Sustainability Strategy and drive New Gold’s impact on sustainable social and community development in the communities where it operates. In 2024, areas of New Gold’s community investment focused on education initiatives and social and community development. New Gold is committed to advancing Indigenous awareness and education within its workforce and participating in community events that celebrate Indigenous culture. Throughout the year, employees across the Company participated in activities to increase their knowledge of the significance of truth and reconciliation. At Rainy River, employees participated in activities to celebrate National Indigenous History Month and Indigenous Peoples Day. Rainy River also established a “Teaching Tuesday” awareness campaign to recognize Indigenous individuals who made significant contributions in various fields. At New Afton, employees attended a speech by a member of the Secwepemc Nation and Commissioner of the Office of the Commissioner of Indigenous Languages to commemorate the National Day for Truth and Reconciliation. Employees learned about the importance of language preservation and its crucial role in maintaining cultural heritage, traditional knowledge and wisdom, and community identity.

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Diversity, equity and inclusion continue to be a key area of focus across the business and is embedded in New Gold Values. The Company understands the importance of holding itself accountable and actively tracks and reports on new hires, transfers, successors and promotions for under-represented groups. These results can be attributed to the dedicated efforts across the organization in prioritizing diversity, equity and inclusion. New Gold continues to partner with the Mining Industry Human Resources Council and it is required that all new hires attend mandatory diversity training. In 2024, Rainy River celebrated the first female employee who has gone through the apprenticeship program to achieve a Red Seal Welder certification.

New Gold continues to prioritize the health, safety and the well-being of its people. The Company’s health and safety (“H&S”) teams continually develop, review and maintain safety procedures that align with best practices in the industry in pursuit of zero harm and to ensure that its employees work and return home to their families safely every day. In 2022, New Gold implemented an H&S strategy focusing on improvement in three key pillars: health and safety management system standardization; employee empowerment; and visible felt leadership. Both overarching the H&S strategy generally and to support the employee empowerment and visible felt leadership pillars, the Company implemented the Courage to Care program. The program centered on a safe work culture and individual responsibility for health and safety performance across the organization and a communication program to empower both frontline employees in making safe decisions and leaders in guiding their daily discussions, employee interactions and decision-making processes. In 2024, strategic focus was placed on leading indicators with proactive hazard identification and control with risk mitigation held as a top priority. Results from leading indicator focus showed significant improvements in 2024 in comparison to previous years. The Courage to Care program, can be best summarized in three key messages: We never compromise on safety; We look out for one another; and We stop work if it’s not safe. Through the Courage to Care journey, New Gold has seen continuous improvement of H&S culture across the Company since its implementation. While the fatal incident at the Rainy River Mine in July 2024 was a reminder that there is always more to achieve in health & safety, New Gold reached its lowest consolidated TRIFR ever recorded in 2024. The Company’s results for TRIFR and certain other metrics for 2024 are in the table below. The Company tracks and reports these metrics as indicators of the effectiveness of its H&S initiatives.

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Longest Lost Time Injury-Free Period in 2024(1)
New Afton	1,862,506
Rainy River	1,436,213
(1) In number of hours

Governance

2024 Results	New Afton	Rainy River	New Gold Consolidated
TRIFR	0.86	0.62	0.72
Total Recordable Injury	8	8	16
Fatality	0	1	1
Lost Time Injury	0	3	3
Restricted Duty Injury	6	0	6
Medical Aid Injury	2	4	6
First Aid Injury	93	157	250
Total Hours Worked	1,862,506	2,562,399	4,424,905

New Gold understands the importance of good governance to drive its sustainability work. In order to ensure the Company’s sustainability related goals are met, New Gold has put a number of governance related measures in place, which are reviewed regularly and supplemented as needed. Based on these regular reviews, the following policies, among others, have been updated in 2024:

As set out in its Charter, the Technical and Sustainability Committee is responsible for overseeing the Company’s Sustainability Strategy and objectives, including employee relations, health and safety, Indigenous relations, community relations and environmental matters.

In addition to formal corporate governance policies and charters, New Gold actively relies on the knowledge of internal subject matter experts. The Company has established certain site-specific and Company-wide governance measures, such as the Independent Tailings Review Board, the recently re-introduced Climate Committee, the Diversity and Inclusion Committee, site Interdisciplinary Water Teams and the Joint Occupational Health and Safety Committee. To maintain good governance within these committees, the senior management team or Board receives regular updates on the committee and its progress.

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New Gold reviews its enterprise risk management (“ERM”) program to ensure inclusion of sustainability risks (for more information on New Gold’s ERM program see “Risk Oversight and Management” on page 90). Moreover, governance structures for sustainability related topics are reviewed by the Technical and Sustainability Committee, the corporate office and mine sites. As part of its ERM program, possible risks are reviewed and discussed regularly at both the management and Board level.

In executing against its ESG initiatives, the Company measures itself against the several TSM protocols, including those for tailings, water and Indigenous and Community Relations. ESG goals also form an important part of the Company Scorecard that is used to determine short term incentives (see “Company Scorecard in 2024” on page 47). The Company reports against the Global Reporting Initiative (“GRI”), the Sustainability Accounting Standards Board (“SASB”), the TCFD, the United Nations Sustainability Development Goals (“UN SDG”s) and the Local Procurement Reporting Mechanism (“LPRM”).

More information on New Gold’s approach to sustainability can be found at www.sustainability.newgold.com and in New Gold’s annual ESG Report (formerly, the Sustainability Report).

CORPORATE GOVERNANCE PRACTICES

New Gold has designed and implemented its corporate governance structure with a view to ensuring that its business and affairs are managed and overseen in furtherance of its mission - to New Gold is continually working to maximize shareholder value through profitable and responsible mining with a focus on people, operational excellence and growth. National Policy 58-201 - Corporate Governance Guidelines (the “Corporate Governance Guidelines”) and National Instrument 58-101 - Disclosure of Corporate Governance Practices, along with other applicable regulatory requirements, form the regulatory framework for New Gold’s corporate governance practices. As a result, New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements. New Gold also monitors developments and evolving best practices in Canada and the United States to ensure that its governance policies and practices continue to evolve so as to best serve the Company’s mission.

As the overall steward for New Gold’s business, the Board has adopted a formal written mandate (the “Board Mandate”) which sets out its goals, duties and responsibilities. The Board fulfills the Board Mandate and its duties to the Company directly and through its committees at regularly scheduled meetings and as required. Frequency of meetings may be increased, and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces. The directors are kept informed of New Gold’s operations at these meetings, as well as through reports and discussions with management on matters within their particular areas of expertise.

The CGNC, which is comprised entirely of independent directors, is responsible for assessing the Board’s performance in fulfilling the Board Mandate. Specifically, the CGNC reviews with the Board, on a regular basis and at least annually, the role of the Board, the Board Mandate, the charters of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities. When appropriate, the Board Mandate and committee charters are updated to reflect evolving governance practices.

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A copy of the Board Mandate is attached as Schedule B to this Circular. Each of the Board’s standing committees has adopted a formal written charter, copies of which are available on New Gold’s website at www.newgold.com.

The following is a description of New Gold’s corporate governance practices as reported by the CGNC and approved by the Board.

Board of Directors

Composition of the Board of Directors

Independence of the Board

The Board, in consultation with the CGNC, annually reviews the relationship between each director and the Company in order to determine the independence of each director (within the meaning of the Corporate Governance Guidelines). With the assistance of the CGNC, the Board has considered the relationship between the Company and each of the Nominees and has determined that eight of the nine Nominees are independent for the purposes of the Corporate Governance Guidelines.

Director / Nominee	Relationship	Reason for Non-Independent Status	Tenure with the Board
Sophie Bergeron	Independent	N/A - no material relationship	First year of appointment
Ross Bhappu	Independent	N/A - no material relationship	First year of appointment
Nick Chirekos	Independent	N/A - no material relationship	6 years
Gillian Davidson	Independent	N/A - no material relationship	7 years
Patrick Godin	Non-Independent	President and CEO of the Company	2 years
Tom McCulley	Independent	N/A - no material relationship	4 years
Christian Milau	Independent	N/A - no material relationship	First year of appointment
Richard O’Brien	Independent	N/A - no material relationship	1 year
Marilyn Schonberner	Independent	N/A - no material relationship	8 years

A majority of the Board is comprised of independent directors, and each member of the Board’s committees is independent. In addition, each committee charter provides for access to information respecting the Company and access to the Company’s officers, employees, consultants, external auditors and legal counsel. The committee charters also entitle each committee to engage separate independent counsel and advisors at the expense of the Company, as appropriate.

The Board Mandate provides for in camera sessions of the independent directors at each Board meeting (including special meetings). During the year ended December 31, 2024, the Board held in camera sessions of the independent directors without the presence of management at each of its meetings. In addition, during the year ended December 31, 2024, all of the committees held in camera sessions of the independent committee members without the presence of management at each meeting.

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To ensure that the Board as a whole remains appropriately independent of management, the Board has also implemented the following safeguards:

(a)	the Chair of the Board or any two independent directors may call a Board meeting;
(b)	the compensation of the President and Chief Executive Officer is considered in his absence by the HRCC; and
(c)	in addition to the standing committees of the Board, ad hoc committees are appointed from time to time, when appropriate.

Areas of Expertise

The Nominees possess a broad range of skills, experience and the expertise necessary to carry out the Board Mandate and meet the needs of the Company. The Board believes that the following skills are of particular importance in addressing the challenges, risks and opportunities facing the Company:

(a)	mining industry / operations;
(b)	capital markets/ finance and/or accounting;
(c)	public company boards and/or corporate governance;
(d)	Health and Safety (“H&S”) /environment and/or sustainability;
(e)	talent management;
(f)	strategic planning and/or mergers and acquisitions;
(g)	government relations and/or legal matters; and
(h)	risk management.

The following table shows the areas of experience and expertise that each of the Nominees brings to the Board:

Director	Mining Industry / Operations	Capital Markets / Finance / Accounting	Public Company Boards / Corporate Governance	H&S/ Environment/ Sustainability	Talent Management	Strategic Planning / M&A	Government Relations / Legal Matters	Risk Management
Bergeron	✓		✓	✓	✓	✓	✓	✓
Bhappu	✓	✓	✓		✓	✓		✓
Chirekos	✓	✓	✓			✓		✓
Davidson	✓		✓	✓			✓	✓
Godin	✓		✓	✓	✓	✓	✓	✓
McCulley	✓		✓	✓	✓	✓	✓	✓
Milau	✓	✓	✓	✓	✓	✓	✓	✓
O’Brien	✓	✓	✓	✓	✓	✓	✓	✓
Schonberner		✓	✓	✓	✓	✓		✓

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Other Public Company Directorships/Committee Appointments

The Company recognizes that there is value in a director serving on the boards of other companies, so long as this service does not give rise to a conflict with the Company’s interests. A director’s acceptance of additional positions as a corporate director is therefore subject to the prior notification of the Board through either the Chair of the Board or the Chair of the CGNC.

The following table provides details of the directorships and committee appointments held by the Nominees at other public companies as at the date of this Circular. None of the directors and/or Nominees of New Gold serve together as directors on the boards of other public companies. This is consistent with New Gold’s Board Guidelines on Retirement, Over-Boarding and Board Interlocks (“Board Guidelines”), adopted on February 18, 2021, which do not permit board interlocks except in exceptional circumstances that have been considered by the CGNC and approved by the Board.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Sophie Bergeron	None	None
Ross Bhappu	Cyprium Metals Limited	• Chair of Remuneration Committee • Technical Committee • Audit Committee
Nick Chirekos	Metallus Inc. (since 2022)	• Audit Committee
	Peabody Energy Corporation (since 2017)	• Chair of Audit Committee • Nominating and Corporate Governance Committee
Gillian Davidson	Lundin Gold Inc. (since 2021)	• Chair of Sustainability Committee
	Central Asia Metal Limited (since 2019)	• Chair of Sustainability Committee • Technical Committee
Patrick Godin	None	None
Tom McCulley	None	None
Christian Milau	Arras Minerals Corp.	• Corporate Governance Committee • Health/Safety/Sustainability Committee
	Northern Dynasty Minerals Ltd.	• Audit Committee • Nominating/Governance Committee • Sustainability Committee
	Copper Standard Resources Inc.	• Audit Committee
Richard O’Brien	Saudi Arabian Mining Co. (since 2017)	• Executive Committee • Nominations and Remunerations Committee • Audit Committee
	Xcel Energy Inc. (since 2012)	• Chair of Finance Committee • Compensation, Governance and Nominations Committee
	Vulcan Materials Co. (since 2008)	• Audit Committee • Chair of Safety, Health and Environment Committee
Marilyn Schonberner	Wheaton Precious Metals Corp. (since 2018)	• Chair of Audit Committee • Human Resources Committee

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The Board Guidelines also provide that, as a general rule, each non-management director may not serve on more than three other public company boards of directors unless the Board determines it is in the best interests of the Company to exempt a director from this guideline.

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair and may enhance the ability of such directors to effectively serve on New Gold’s Audit Committee. However, in light of the workload associated with being a member of a public company audit committee, the Company’s Board Guidelines provide that Audit Committee members should not sit on the audit committees of more than two other public companies.

Position Descriptions

The Board has developed a written position description for the Chair of the Board and the chair of each Board committee as detailed in the Board Mandate. In addition to the Board Mandate, the chair of each Board committee acts within the parameters set by their respective committee charters. The Board has also developed a written position description for the President and Chief Executive Officer. A brief description of the roles of the President and Chief Executive Officer and the Chair of the Board is set out below.

President and Chief Executive Officer

The President and Chief Executive Officer’s role is to provide leadership and overall management of the Company’s operations, including fostering a high performance culture consistent with New Gold’s values, and to act as a key corporate representative in dealing with shareholders, analysts, the government and other stakeholder groups. Among other things, the President and Chief Executive Officer’s responsibilities include:

(a)	developing, with input from the Board, and executing the Company’s strategic plan;
(b)	establishing current and long-term objectives, and periodic business, capital and operating plans and budgets;

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(c)	overseeing all of New Gold’s operations and business activities;
(d)	developing and maintaining an effective organizational structure;
(e)	ensuring the principal business risks and controls of the Company are identified and managed, and overseeing the implementation of effective control, monitoring and performance standards and systems;
(f)	engaging with the Chair of the Board, and the chair of each Board committee on key matters that require Board approval, and providing timely information to the Board and its committees to enable them to effectively discharge their obligations; and
(g)	making recommendations to the Board on salary, bonuses and long-term incentive amounts for the officers, and equity-based compensation for employees.

Chair of the Board

The Board has appointed Richard O’Brien, an independent director, as its Chair. He works closely with the standing committees of the Board on matters relating to compensation, finance, strategy and corporate governance. The Chair of the Board provides leadership and advice to directors in discharging their duties, including by, among other things, promoting cohesiveness among the directors, ensuring that the responsibilities of the Board and its committees are well understood and carried out by the directors, and communicating with directors between meetings.

The Chair of the Board assists the Board in discharging its stewardship function, including by:

(a)	presiding over all meetings of shareholders of the Company;
(b)	together with the Chair of the CGNC, reviewing the committees of the Board, and the composition and chairs of such committees;
(c)	together with the Chair of the CGNC, ensuring that the Board, committees of the Board, individual directors and senior management of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance; and
(d)	consulting with committee chairs and overseeing and monitoring the work of committees of the Board.

In connection with meetings of the directors, the Chair of the Board is responsible for the following:

(a)	scheduling meetings, including in camera sessions;
(b)	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;
(c)	coordinating the appointment of ad hoc or special committees of the Board as and when required;
(d)	reviewing items of importance for consideration by the Board;
(e)	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;
(f)	setting the agenda for meetings of the Board;

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(g)	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations, including the Board’s access to appropriate members of management and employees as required or appropriate;
(h)	acting as the principal liaison between the Board and the Chief Executive Officer;
(i)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
(j)	presiding over meetings of the directors, including in camera sessions of the independent directors; and
(k)	encouraging free and open discussion at meetings of the Board.

Committees of the Board

The Board has the following four standing committees:

(a)	the Audit Committee;
(b)	the Human Resources and Compensation Committee;
(c)	the Corporate Governance and Nominating Committee; and
(d)	the Technical and Sustainability Committee.

Each committee reports directly to the Board.

On December 3, 2024, the CGNC recommended, and the Board approved, certain changes to the composition of the different committees, effective as of December 3, 2024 to incorporate new directors who had joined the Board. The current membership of each standing committee of the Board is set out in the table below. From time to time, when appropriate, ad hoc committees of the Board may be established by the Board.

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Board Committee	Committee Members	Status
Audit Committee	Marilyn Schonberner (Chair)	Independent
	Tom McCulley	Independent
	Christian Milau	Independent
	Peggy Mulligan(1)	Independent
Human Resources and Compensation Committee	Peggy Mulligan (Chair) (1)	Independent
	Ross Bhappu	Independent
	Nick Chirekos	Independent
	Christian Milau	Independent
Corporate Governance and Nominating Committee	Nick Chirekos (Chair)	Independent
	Sophie Bergeron	Independent
	Gillian Davidson	Independent
	Marilyn Schonberner	Independent
Technical and Sustainability Committee	Gillian Davidson (Chair)	Independent
	Sophie Bergeron	Independent
	Ross Bhappu	Independent
	Tom McCulley	Independent
(1)	Ms. Mulligan is not standing for re-election at the Meeting.

Audit Committee

The Audit Committee is comprised of four directors who satisfy the independence, financial literacy and experience requirements prescribed by National Instrument 52-110 - Audit Committees, U.S. Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934. The overall purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to accounting, auditing, financial reporting and internal control processes by, among other things: (i) ensuring the integrity of the financial statements and financial reporting of the Company; (ii) overseeing compliance with related legal and regulatory requirements; (iii) ensuring the overall adequacy and maintenance of the systems of internal controls and disclosure controls and procedures that management has established; and (iv) maintaining overall responsibility for the Company’s external and internal audit processes, including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s latest AIF under the heading “Audit Committee”, and a copy of the Audit Committee charter is attached as a schedule to the AIF. The AIF is available under New Gold’s profile on SEDAR+ at www.sedarplus.ca.

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Human Resources and Compensation Committee

As described under the heading “Statement of Executive Compensation - Composition and Role of the Human Resources and Compensation Committee” on page 34, the HRCC is comprised of four independent directors. Its overall purpose is to assist the Board in fulfilling its oversight responsibilities with respect to human resources and compensation matters, including: (i) establishing and monitoring guidelines and practices with respect to compensation and benefits provided by the Company to its employees; (ii) overseeing the Company’s equity-linked compensation plans for employees; (iii) ensuring the human resources strategy supports the execution of the Company’s strategic plan; and (iv) monitoring the Company’s significant policies, programs and practices related to human resources, including performance management, succession planning and corporate culture.

Corporate Governance and Nominating Committee

The CGNC is comprised of four independent directors. Its overall purpose is to assist the Board in fulfilling its oversight responsibilities with respect to corporate governance matters, including: (i) providing a focus on corporate governance that will enhance corporate performance and the long term viability of the Company; (ii) assisting the Company in carrying out its corporate governance responsibilities under applicable laws and stock exchange requirements; (iii) establishing criteria for Board and committee membership, making recommendations with respect to the composition of the Board and its committees and, as circumstances arise, assessing director performance; (iv) assisting the Board in its overall oversight of the adequacy and effectiveness of the Company’s enterprise risk management framework and program; and (v) establishing a process for the identification, selection and nomination of new directors when vacancies arise.

Technical and Sustainability Committee

The Technical and Sustainability Committee is comprised of four independent directors, each of whom has a strong operational or sustainability background. The overall purpose of the Technical and Sustainability Committee is to assist the Board in fulfilling its oversight responsibilities with respect to major technical and operational matters and the Company’s Sustainability Strategy and objectives, including: (i) reviewing and monitoring the policies and activities of the Company as they relate to operations and production; (ii) overseeing exploration activities and mineral reserve and resource estimates; and (iii) overseeing the Company’s Sustainability Strategy and objectives, including health, safety, the environment, human rights and relations with communities and Indigenous peoples.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year and as otherwise required. The Board committees each meet on a quarterly basis, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of each meeting agenda depend on the business and affairs that New Gold faces from time to time. Directors may also attend informal updates by management from time to time where no formal business is conducted. During 2024, the Board met ten times, the Audit Committee met four times, the HRCC met six times, the CGNC met five times and the Technical and Sustainability Committee met five times. Below are details regarding director attendance at Board and committee meetings held during the year ended December 31, 2024. It is also noted that the directors generally attend all committee meetings held in conjunction with Board meetings; however, the attendance table below only reflects attendance at meetings for which the director was required to attend as a committee member.

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Director	Board	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Total Board/ Committee Attendance(1)
Sophie Bergeron	2 of 2	-	-	-	-	2 of 2 (100%)
Ross Bhappu	2 of 2	-	1 of 1	-	-	3 of 3 (100%)
Nick Chirekos	10 of 10	-	6 of 6	5 of 5	-	20 of 20 (100%)
Gillian Davidson	9 of 10	-	-	5 of 5	5 of 5	18 of 19 (95%)
Patrick Godin	10 of 10	-	-	-	-	10 of 10 (100%)
Tom McCulley	9 of 10	-	5 of 5	-	5 of 5	20 of 21 (95%)
Christian Milau	3 of 3	2 of 2	1 of 1	-	2 of 2	8 of 8 (100%)
Peggy Mulligan	7 of 10	4 of 4	6 of 6	-	-	17 of 20 (85%)
Richard O’Brien	5 of 7	-	-	-	1 of 1	6 of 8 (75%)
Marilyn Schonberner	10 of 10	4 of 4	-	5 of 5	-	18 of 18 (100%)
(1)	Attendance by each director at Board and committee meetings is based on the number of meetings held during the period of the year during which the director was a member of the Board and/or the applicable committee.

As set out in the Board Mandate, Board members are expected to: attend all meetings of the Board in person or by telephone or other electronic communications device that permits all members in the meeting to speak and to hear each other; to devote the necessary time and attention to the work of the Board; and to have reviewed Board materials in advance and be prepared to discuss such materials.

Board and management Diversity

New Gold recognizes the benefits of having a diverse Board and management group and seeks to increase diversity amongst its directors and management. To this end, New Gold has adopted a written Diversity Policy, the objective of which is to increase diversity at both the Board and management levels. Three of the nine Nominees (33%) to the Board are female and one Nominee (11%) is racially or ethnically diverse. Also, one member of New Gold’s nine-member management team (11%) is female, and one member (11%) meets racial or ethnic diversity criteria.

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Category	Gender Diversity		Racial or Ethnic Diversity
	Number	Percentage	Number	Percentage
Board of Directors	3 of 9	33%	1 of 9	11%
Management Team	1 of 9	11%	1 of 9	9%

At the Board level, the Diversity Policy requires the Board and the CGNC to consider the benefits of diversity, and the diversity of Board members, in reviewing Board succession, composition and assessing Board effectiveness. The Diversity Policy includes a gender diversity target for the Board of Directors of 30%. It further provides that all Board appointments will be made on merit, based on the skills, experiences, functional expertise, independence, knowledge and personal and other qualities that the Board as a whole requires to be effective, with due regard to the benefits of diversity (including the level of representation of women and people of diverse race and ethnicities on the Board). The Diversity Policy includes an annual review of the level of representation of women and other diverse candidates on the Board, and the effectiveness of the Diversity Policy, which is assessed based on the number of female and other diverse candidates identified, the number of such candidates that advance in the director selection process and the number that are ultimately appointed or nominated to the Board. When identifying new candidates to recommend for appointment or election to the Board, the Diversity Policy requires the Board (or the CGNC) to consider engaging qualified external advisors to conduct a search for candidates that meet the Board’s criteria. If external advisors are engaged, they will be instructed to put forward a diverse selection of candidates, including female, Indigenous and other visible minority candidates as well as those with disabilities or who identify as LGBTQ+.

At the senior management level, New Gold does not have a gender diversity target as in evaluating and considering candidates, New Gold will, among other things, (a) consider only candidates who are highly qualified based on their experience, knowledge, personal skills and qualities; (b) consider diversity criteria including gender, race, ethnicity, age, religion, sexual orientation and disability; (c) consider the level of diversity in senior leadership positions; and (d) when appropriate, engage qualified external advisors to conduct a search for candidates who meet New Gold’s skills and diversity criteria to help achieve greater diversity in senior management. New Gold also participates in the International Women in Mining mentoring program that provides mentoring opportunities for female staff across the organization and also provides female corporate employees with membership in Women in Mining Toronto.

New Gold will continue to implement its Diversity Policy such that all Board and senior management appointments will be made based on merit, having regard to the skills, experience, independence, knowledge and other qualities that the Board and senior management as a whole require to be effective, with due regard for the benefits of diversity, including gender, race, ethnicity, age, religion, sexual orientation and disability.

The CGNC and the Board will continue to consider evolving corporate governance and diversity practices among other issuers and in other jurisdictions as they develop, with a view to ensuring that New Gold maintains its track record of gender diversity and its practices continue to be representative of sound corporate governance practices.

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In 2021, New Gold formally implemented a company-wide Anti-Racism Policy and in 2022, implemented a Company-wide Diversity, Equity and Inclusion Policy to support diversity and inclusion in the Company. In 2023 and 2024, such policies were a focus in New Gold’s annual Code of Business Conduct and Ethics training program. For more details on New Gold’s Anti-Racism Policy and Diversity, Equity and Inclusion Policy, see “Sustainability” above.

Board of Directors Governance

Director Retirement

The Board Guidelines set out, among other things, general principles by which the Board will approach director retirement.

The Board seeks to bring fresh thinking and new perspectives to the Board while maintaining an appropriate degree of continuity. In furtherance of these objectives, the Board will generally not nominate for re-election any non-management director if the director will turn 72 on or prior to the date of the shareholder meeting as to which the nomination and election relates. However, if the Board first appoints or nominates a person who is older than 65 years of age, that person may be permitted to serve for seven years, regardless of their age. After the seventh anniversary of such director’s appointment or election, the director will retire from the Board no later than the next annual meeting of shareholders. The Board may exercise discretion to exempt a director from the retirement age guidelines where it determines, in the exercise of its fiduciary duty, that granting such an exemption is in the best interests of the Company. The current average term of the Company’s directors is approximately 3.5 years and the average age of New Gold’s directors is approximately 60.

Orientation and Continuing Education

In connection with its formal onboarding process, the Board, together with the Chair of the CGNC, is responsible for ensuring that new directors are provided with an orientation and education program. The orientation and education program includes, among other things, meeting with key members of senior management to provide an introduction to the business and operations of the Company, as well as being provided a number of different documents, such as key disclosure documents and financial statements, and key policies such as the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, the most recent ESG Report, minutes and other documents from recent Board and committee meetings.

With respect to ongoing director education, the Chair of the CGNC, in conjunction with the Chair of the Board, is responsible for ensuring that:

(a)	all directors receive updates to Company policy documents and information related to changes to applicable laws and stock exchange requirements, including major public policy and regulatory initiatives relating to the Company’s business;
(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

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(d)	appropriate funding is available to directors to attend external seminars or conferences relevant to their positions as directors of the Company.

As part of the Company’s ongoing director education program, the Company conducted the following director education sessions.

Date	Topic	Attendance
July 2024	Block Cave Mining	All directors who were directors at the time, other than Ms. Mulligan
July 2024	Concentrate Marketing	All directors who were directors at the time, other than Mr. O’Brien

Directors also participate in education programs outside of New Gold that assist in performing their duties for the Company’s Board of Directors. This includes education programs in relation to their positions as a director or executive with other companies on topics such as cyber security, ethics and human rights or programs provided by professional associations on topics such as money laundering, compensation and succession planning and geopolitics. Some directors also attended in-person courses, such as Mr. O’Brien attending the Northwestern University Annual Securities Regulation Institute; Ms. Schonberner attending the National Association of Corporate Directors Summit and Mr. Godin the Institute of Corporate Directors - Rotman School of Management Executive Board Dynamics Program. In addition, all directors complete New Gold’s annual Code of Business Conduct and Ethics training.

The Board also regularly receives presentations on industry trends from the Company’s auditors in the Company’s Audit Committee meetings, which are generally attended by all directors, and the Company maintains memberships for all directors with the Institute of Corporate Directors, which offers professional development and continuing education programs. New Gold is planning additional director education programs in 2025.

The Board seeks to have an annual site visit to one of the Company’s operations. In July 2024, all of the then current independent directors visited the New Afton Mine. All of the directors that were appointed in 2024, including the directors that were appointed after the July 2024 site visit, have visited both the Rainy River Mine and New Afton Mine since their appointment.

The Board has access to such officers and employees of the Company, its external auditors, its legal counsel and to all such information respecting the Company as the Board considers to be necessary or advisable in order to perform its duties and responsibilities. Directors may arrange meetings with officers and employees of the Company, its external auditors and its legal counsel either directly or through the Chair, the President and Chief Executive Officer or the Corporate Secretary. Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.

Board and Director Assessments

The CGNC, in conjunction with the Board, is responsible for reviewing, on an annual basis, the Board Mandate and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

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In addition, the CGNC is responsible for administering a Board and director evaluation process, which includes a questionnaire completed by each director and culminates in the Chair of the CGNC delivering a final report with recommendations to the Board. The directors also meet as a group to discuss matters related to Board performance. The questionnaire includes questions on the performance and effectiveness of the Board, the Chair of the Board, Board committees, Board and committee meetings and the Board’s engagement with management. The discussions also elicit additional input on a variety of Board governance matters, including strategic matters overseen by the Board, Board composition, Board diversity and director education programs.

The process described above is undertaken annually, though given the Board’s small size and active engagement, Board effectiveness is the subject of ongoing discussion among the independent directors.

Nomination of Directors

The CGNC, which is comprised entirely of independent directors, annually identifies, prioritizes and reviews the skills, expertise and other qualities that the Board as a whole should possess. Through this process, the CGNC identifies areas that could be supplemented by new directors relative to the skills, expertise and other qualities of the existing directors. Following this review, the CGNC is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selecting new Board members. While the CGNC has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered by the Board.

To encourage an objective nominating process when considering potential Board nominees, the CGNC takes into account a number of factors, which may include, among others, the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the composition of the Board and the degree of diversity (including gender) among the directors, the individual’s direct experience with public companies in general and mining companies in particular, as well as the ability of the candidate’s skills, experience and other qualities to complement those of existing members of the Board.

The CGNC uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

(a)	The Chair of the Board, the Chair of the CGNC or other members of the Board identify the need to add new Board members, with careful consideration of the mix of skills, experience and other qualities (including diversity and tenure) represented on the Board.
(b)	The CGNC coordinates the search for qualified candidates with input from management and other Board members. To assist in the identification of prospective director candidates, the CGNC may engage qualified external advisors to conduct a search if the CGNC deems such engagement necessary. The search for qualified candidates will be carried out having regard to the Diversity Policy.
(c)	Selected members of the Board will interview prospective candidates. The CGNC may, to the extent it deems appropriate, consult with significant shareholders of the Company or other stakeholders as part of the process of nominating new directors.

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(d)	The CGNC will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders.

Shareholder Communication and Engagement

In order to allow shareholders to provide timely and meaningful feedback to the Board, the Board has adopted a formal Board Shareholder Communication and Engagement Policy (the “Shareholder Engagement Policy”), which is available on the Company’s website at www.newgold.com. In addition to addressing the Company’s policies with respect to shareholder communications, under the Shareholder Engagement Policy, members of the Board may be authorized to meet with New Gold shareholders, shareholder organizations and governance groups. The intent of these discussions is for the Board to listen to New Gold shareholders and to explain publicly available information. All discussions are subject to the obligation not to make selective disclosure of a material fact or material change. In addition to responding to inbound shareholder requests for meetings, the Company regularly engages in proactive shareholder engagement events with its major shareholders, including by way of roundtable discussions, investor days, roadshows, one-on-one in-person or telephone meetings, virtual meetings or via other forums.

Generally, appropriate topics for discussion between the Board and shareholders may include:

•	Board and committee structure and composition (including diversity, tenure and independence);
•	Board, committee or director performance;
•	Board and executive succession planning;
•	Chief Executive Officer performance;
•	corporate governance practices and disclosure;
•	oversight of the Company’s strategy, environmental, social and sustainability stewardship and risk management framework;
•	general Board oversight (including auditing, audit quality and internal controls);
•	executive compensation; and
•	any shareholder proposals.

The Board member(s) present are required to report to the Chair of the Board on the outcome of any such meetings.

The Board has designated the Corporate Secretary as its agent to receive communications and meeting requests addressed to the Board or any individual director. Communications to the Board from shareholders and other interested parties should be directed to:

Board of Directors of New Gold Inc.
c/o Corporate Secretary
New Gold Inc.
181 Bay Street, Suite 3320
Toronto, Ontario M5J 2T3
Email: general.counsel@newgold.com

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Ethical business conduct

Code of Business Conduct and Ethics

The Company has a written Code of Business Conduct and Ethics (“Code”) for the directors, officers and employees of New Gold and its subsidiaries. The Board most recently reviewed the Code on October 29, 2024. A copy of the Code is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally and reviews the Code on an annual basis to determine whether any changes are necessary or desirable. At least annually, each director is required to certify whether he or she has been in compliance with the Code in respect of his or her role as a director of the Company and whether he or she is aware of any possible violation of the Code that was not raised with the General Counsel or other member of senior management of the Company during the period since the prior certification.

Under the Code, officers and directors of New Gold are expected to report potential violations of the Code involving officers or directors to the Chair of the Audit Committee.

In the unlikely event of a waiver of the Code, any such waiver for a director or executive officer must be approved by the Board (or a designated committee) and such waiver will be disclosed to shareholders as required by applicable law. The Board did not grant any waiver of the Code to any director or executive officer during 2024 or during the past 12 months.

Director Conflicts of Interest and Related-Party Transactions

New Gold has implemented certain procedural safeguards to ensure that any conflicts of interest or related-party transactions are identified and addressed in accordance with its Code and other corporate governance documents and applicable laws. Among the duties of the CGNC set out in its charter, the CGNC is responsible for assessing and managing any actual or perceived conflicts of interest by members of the Board and assessing related-party transactions involving directors. In the event of a conflict of interest or related-party transaction, in addition to the statutory responsibilities of directors to disclose all actual or potential conflicts of interest and generally to refrain from voting on matters in which the director has a conflict of interest or is a related party, a director is required to recuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest, being a related party or which otherwise affects his or her personal, business or professional interest. The Business Corporations Act (British Columbia) does, however, contain certain exemptions for specified situations, including certain contracts or transactions with wholly-owned subsidiaries of New Gold, a contract of indemnity or insurance for the director, and agreements relating to the compensation of the director in his or her capacity as a director, officer or employee of New Gold or an affiliate.

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The Company’s Code also governs conflicts of interest and requires directors, officers and employees of the Company to disclose any relationship that could create, or reasonably be perceived as creating, a conflict of interest. Pursuant to the Code, any actual, apparent or potential conflict of interest involving a director or officer must be reported to the Chair of the Audit Committee. In addition, each year directors are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related-party transactions or conflicts of interest that could be material to New Gold. Where appropriate, the Board can form a committee of independent directors to review any material conflicts of interest or related-party transactions.

Whistleblower Policy

New Gold has adopted a Whistleblower Policy which allows its directors, officers, employees and contractors who feel that a violation of the Code or the Company’s Anti-Bribery and Anti-Corruption Policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report their concerns to their immediate supervisor, local Human Resources department, the Chief Executive Officer, the Chief Financial Officer, the General Counsel or to anonymously report such violation to the Chair of the Audit Committee in writing (or to the Chair of the Board if the concern deals with the Chair of the Audit Committee), or through an external hotline service provider, by telephone, by email or online. Concerns are reviewed by the Chair of the Audit Committee in the manner deemed to be appropriate based on the nature and merits of the submission and with the assistance and direction of whomever the Chair of the Audit Committee deems appropriate.

RISK OVERSIGHT AND MANAGEMENT

The Board has responsibility for identifying and understanding the principal risks of the Company’s business. Performance of this obligation is supplemented by the Board’s standing committees, each of which has oversight over the risks related to its mandate and are comprised solely of independent members. Top risks in the Company’s ERM program are presented to the Board on a quarterly basis. In addition, the CGNC reviews and reports to the Board on the overall adequacy and effectiveness of the Company’s ERM framework and program, including management’s programs and processes for identifying, assessing, managing and disclosing identified risks relating to the Company’s business, at least once per year.

New Gold maintains an ERM program aimed at actively identifying, assessing and mitigating the Company’s top risks. Each operating mine has a risk committee that is responsible for maintaining a risk register for the site. Senior management also comprises a corporate risk committee that maintains a corporate risk register. The corporate risk committee also reviews the site risk registers. Each risk register assesses both the likelihood of a risk and the potential consequences, and also identifies mitigation actions. For example, in connection with the growing number of risks and concerns relating to information technology (“IT”) and cyber security, the Company has listed IT and cyber security threats as a risk in its risk register, assessed the potential and likelihood that associated impacts could come to pass, assigned a risk owner for monitoring such risk and identified opportunities and actions for improvement. The Audit Committee reviews the Company’s approach to IT and cyber security on an annual basis. The site and corporate risk committees meet at least once each quarter to assess any changes to the likelihood, consequences or mitigation actions for each risk. Top risks are identified through this process and reported to the Board on a quarterly basis, together with a discussion of strategic opportunities and issues. The CGNC reviews the ERM program once per year as well.

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New Gold assesses sustainability risks, including risks relating to climate change, as part of this ERM program. Through this process, New Gold has adopted a number of initiatives aimed at mitigating sustainability risks which are discussed above under the heading “Sustainability”. As noted above, New Gold also assesses IT and cyber security risks as part of the ERM program. While the Company has not experienced a material IT or cyber security breach, IT and cyber security is a key area of employee training, and the Company has implemented a human focused security and training system that proactively tests and targets users for cyber security awareness and training. In an effort to mitigate any IT or cyber security risks and the impacts thereof, the Company maintains a standalone cyber liability insurance policy and regularly tests its cyber security postures, both internally and via a third-party cyber security specialist, to confirm its security standards and identify areas of improvement in accordance with best practices.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of New Gold’s directors, Nominees, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended December 31, 2024, indebted to New Gold or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by New Gold or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors, none of the following persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting: (a) a director or executive officer of New Gold who has held such position at any time since January 1, 2024; (b) each Nominee; or (c) an associate or affiliate of a person listed in (a) or (b).

Interest of Informed Persons in Material Transactions

Since January 1, 2024, no informed person (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) of New Gold, Nominee, or associate or affiliate of any informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect New Gold or any of its subsidiaries.

Other Matters

At the time of printing this Circular, management of New Gold does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on such matters in accordance with their best judgment.

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Additional Information

Additional information regarding New Gold and its business activities, including New Gold’s annual financial statements and related MD&A for its most recently completed financial year, is available on SEDAR+ at www.sedarplus.ca under New Gold’s profile, on the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com. Following the Meeting, the voting results for each item on the proxy will be available on SEDAR+ at www.sedarplus.ca under New Gold’s profile. Shareholders may also contact New Gold by phone at 1-833-324-6018 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

Richard O’Brien

Chair of the Board

Toronto, Ontario

March 21, 2025

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SCHEDULE A - EQUITY COMPENSATION PLANS

New Gold has two equity compensation plans: the Long Term Incentive Plan and the Stock Option Plan. The Company last granted Options on March 4, 2022 and will not grant Options going forward. The Company did not present the Stock Option Plan for reapproval by shareholders in 2023 and as such, the Company can no longer grant Options, however, the Stock Option Plan continues to govern outstanding Options.

Long Term Incentive Plan

New Gold’s Long Term Incentive Plan provides for time-based RSU awards and performance-based PSU awards (collectively, “Share Units”) to be granted to employees and eligible contractors of the Company and its affiliates (“Participants”). The Company may not grant Share Units to directors who are not employees or eligible contractors. Employees have a long term incentive target that can be made up of RSUs or a mix of RSUs and PSUs depending on the position. Each year the target amount is granted to such employees without consideration of the employee’s past performance or previous long term incentive grants. RSUs and PSUs are both notional share-based units that have the same value as one share of New Gold on the date of grant. Vested RSUs are paid in cash, and vested PSUs are paid in Shares.

The following is a summary of the principal terms of the Long Term Incentive Plan. Subject to the provisions of the Long Term Incentive Plan, which was last approved by shareholders on May 9, 2023, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a Share Unit.

Grant, Vesting and Term

Each Share Unit vests on its entitlement date. The Board determines the entitlement date and vesting terms applicable to Share Units at the time of grant but has the discretion to amend the entitlement date after such grant.

The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 RSUs and up to 100,000 PSUs to persons other than officers of the Company. The Board has delegated authority to management to grant individual awards of RSUs to persons up to the senior management level at amounts consistent with the approved long term incentive grid for the role. Any other grants, including all grants of RSUs and PSUs to officers, require approval of the Board.

RSUs vest on the entitlement date or dates, as determined by the Board in its discretion (subject to acceleration as described below under the heading “Cessation or Acceleration of Share Units”). On an entitlement date, the Company makes a payment to the relevant Participant in cash equal to the five-day volume weighted average price of the Company’s Shares on the TSX for the five trading days preceding the entitlement date multiplied by the number of RSUs vesting.

PSUs vest on the entitlement date, as determined by the Board in its discretion (subject to acceleration as described below under the heading “Cessation or Acceleration of Share Units”). At the time PSUs are granted, the Board makes the vesting of such PSUs subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant entitlement date. For PSUs granted in 2023 or earlier (“Historical PSUs”), there is one performance measure - relative shareholder return. For PSUs granted in 2024 and going forward (“New PSUs”), there are two performance measures - relative shareholder return and production.

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The number of Shares to be issued on the entitlement date of the PSUs will vary based on a “PSU Multiplier” (referred to as the “Achieved Performance Ratio” in the Long Term Incentive Plan). The PSU Multiplier is a percentage that is multiplied by the number of PSUs granted to determine the number of Shares to be issued. For Historical PSUs, relative shareholder return is 100% of the PSU Multiplier. For New PSUs, relative shareholder return is 60% of the PSU Multiplier and production is 40% of the PSU Multiplier. On the entitlement date, a PSU is settled by the issuance of the equivalent number of Shares of New Gold from treasury as the number of PSUs multiplied by PSU Multiplier after taking into account applicable taxes.

Relative Shareholder Return

Relative shareholder return is calculated based on the difference between New Gold’s total shareholder return (“TSR”) and the TSR of the S&P/TSX Global Gold Index (the “Index”) (the “TSR Difference”) (i.e., New Gold’s TSR minus the Index TSR) for each of the four measurement periods described in the table below (“Measurement Periods”). The TSR for each of New Gold and the Index is calculated as the difference between the starting value and the end value of each Measurement Period. The four Measurement Periods are equally weighted in determining the total relative shareholder return for the PSU Multiplier for a particular PSU grant.

Measurement Periods	Percentage Weight of PSU Multiplier
P1: Year one	25%
P2: Year two	25%
P3: Year three	25%
P4: First day of year one to last day of year three	25%

If the TSR Difference is zero (i.e. New Gold’s TSR equals the Index TSR), the PSU Multiplier for that Measurement Period will be 100%. If the TSR Difference is greater than zero (i.e. New Gold’s TSR exceeds the Index TSR) the PSU Multiplier for that Measurement Period will be over 100%. If the TSR Difference is less than zero (i.e. New Gold’s TSR is less than the Index TSR), the PSU Multiplier for that Measurement Period will be less than 100%. The minimum and maximum PSU Multipliers for any Measurement Period are 0% and 200%. The TSR Difference must be at least 50% (i.e., New Gold’s TSR minus Index TSR > 50%) to achieve the maximum PSU Multiplier for a Measurement Period. The TSR Difference must be less than -25% (i.e., New Gold TSR minus Index TSR < -25%) to achieve the minimum PSU Multiplier for a Measurement Period. The PSU Multiplier for other TSR Differences would be determined by linear interpolation. As an example, if New Gold’s TSR is 5% and the Index TSR is 10% then the TSR Difference is -5% and the PSU Multiplier will be 90% for that Measurement Period. The PSU Multiplier for certain TSR Differences are set out in the table below as well as a chart showing the PSU Multiplier for other TSR Differences.

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TSR Difference	PSU Multiplier for Measurement Period
New Gold TSR minus Index TSR < -25%	0%
New Gold TSR minus Index TSR = -25%	50%
New Gold TSR = Index TSR	100%
New Gold TSR minus Index TSR = 25%	150%
New Gold TSR minus Index TSR ≥ 50%	200%

Production

Production will be measured against the three-year guidance released by the Company. For PSUs granted in 2024, it will be measured against the guidance for 2024-2026 released by the Company on February 8, 2024 (See New Gold’s News Release dated February 8, 2024) and for PSUs granted in 2025, it will be measured against the guidance for 2025-2027 released by the Company on February 12, 2025 (See New Gold’s News Release dated February 12, 2025). It will be measured in the same Measurement Periods as relative shareholder return but the periods will have different weights as in the table below.

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Measurement Periods	Percentage Weight of PSU Multiplier
P1: Year one	20%
P2: Year two	20%
P3: Year three	20%
P4: First day of year one to last day of year three	40%

For the purposes of the production PSU measure to capture gold, copper and silver production in one measure, guidance measures will be converted into gold equivalent ounces at a conversion factor confirmed at the time of grant. Production at the guidance midpoint will equal 100%. Production at the top end of guidance or greater will equal 200%. Production at the bottom end of guidance or lower will equal 0%. Results for production in between these points will be determined by linear interpolation.

Production	PSU Multiplier for Measurement Period
Production ≤ Low End of Guidance	0%
Production = Target Guidance	100%
Production ≥ High End of Guidance	200%

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Adjustments

The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the Shares of New Gold. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares divided by the Market Price of the Shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the entitlement date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate. If the Long Term Incentive Plan Resolution is approved, the grant of additional Share Units upon payment of dividends will cease to be at the discretion of the Board.

Securities Issuable under the Long Term Incentive Plan

As of the date hereof, the aggregate number of Shares to be available for issuance in respect of all PSUs granted under the Long Term Incentive Plan will not exceed 1.25% of the Shares issued and outstanding (on a non-diluted basis). At the Meeting, the Company is seeking to amend this to 2.5% of the Shares issued and outstanding (on a non-diluted basis). To account for the payment of withholding tax, upon the vesting of PSUs, the Company will calculate the applicable withholding tax attributable to such PSUs and will remit such amount directly to the Canada Revenue Agency in return for the surrender and forfeiture by the PSU holder of PSUs in an amount equal to the remittance amount. Only PSUs which would be satisfied in Shares on their entitlement date need to be counted when determining the 1.25% limit on the number of Shares that may be reserved for issuance under the Long Term Incentive Plan. As of March 6, 2025, a total of 4,970,031 PSUs were outstanding under the Long Term Incentive Plan. Assuming a PSU Multiplier of 200% for PSUs granted in 2023, 2024 and 2025, and excluding PSUs that are expected to be cancelled in consideration for the Company paying any applicable withholding tax amount, the maximum number of Shares which would be issued to satisfy PSUs on their entitlement date is 5,557,492 which represents 0.70% of the number of issued and outstanding Shares of New Gold, leaving 4,329,139 Shares available for future PSUs to be granted under the Long Term Incentive Plan (representing 0.55% of the number of issued and outstanding Shares). The annual “burn rate” for the Long Term Incentive Plan (number of securities granted under the plan in a year divided by the weighted average of Shares outstanding in that year) was 0.19%, 0.49% and 0.42% for 2022, 2023 and 2024, respectively.

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Limits on Securities Issuable to Insiders

The Long Term Incentive Plan (a) limits the aggregate number of Shares issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) limits the number of Shares issued to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold within a 12-month period to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In no case can a Participant, immediately after being granted an award of Share Units (a) hold a beneficial interest in more than 39,565,230 Shares, representing 5% of the issued and outstanding Shares (on a non-diluted basis), or (b) be in a position to control the casting of greater than 5% of the votes that may be cast at a general meeting of New Gold (collectively, the “Ownership Restrictions”).

Assignability

Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution.

Cessation or Acceleration of Share Units

Subject to the terms of the Long Term Incentive Plan, Share Units become void on the termination (with or without cause) or resignation of a Participant, except as otherwise determined by the Board in its discretion. For Participants, the termination date is the later of the date of such termination and the end of any applicable statutory notice period if required and only as minimally prescribed by applicable employment standards legislation without regard to any period during which the Participant receives, or claims to be entitled to, any compensatory payments or damages in lieu of notice of termination pursuant to contract or common law. The Long Term Incentive Plan provides for a pro-rated cash payment for Participants terminated without cause with unvested PSUs. As of December 31, 2024, RSUs which had not vested at the time of termination will be cancelled. There is also a pro-rated cash payment for Participants terminated without cause with unvested RSUs. Pro-rated payments for unvested PSUs and RSUs reflect the period of service from the grant date to the termination date. Pro-rated cash payments for PSUs and RSUs will be subject to a participant having completed two years as an employee and having signed a full and final release of claims in a form satisfactory to the Company. At the meeting, the Company is seeking to amend the Long Term Incentive Plan to provide such pro-rated cash payments for PSUs and RSUs if a person retires pursuant to the Company Retirement Policy.

In addition, unless the Board determines otherwise, the entitlement date for all of a Participant’s Share Units will be accelerated as follows: (i) in the event of the death of the Participant, the entitlement date will be the date of death; and (ii) in the event of the total disability of the Participant, the later of: (i) the date which is 60 days following the date on which the Participant becomes so disabled; and (ii) the end of the Participant’s minimum statutory notice period prescribed by applicable employment standards legislation, as applicable.

In the event a resolution is adopted to wind up, dissolve or liquidate the Company, all Share Units outstanding will immediately vest, and the entitlement date for such Share Units will occur. Where the entitlement date of the PSU is accelerated, performance for Measurement Periods that have not been completed before the Entitlement Date or Change of Control will be based on 100% achievement in the case of death or disability or 150% achievement in the case of a Change of Control.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Awards or payments under the Long Term Incentive Plan to executive officers are subject to the Company’s Executive Compensation Clawback Policy.

Amendment Provisions

Under the terms of the current Long Term Incentive Plan, the amendment provisions are as follows.

The Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Long Term Incentive Plan (including any grant letters), as follows:

(i)	amendments of a house keeping nature, which include amendments relating to the administration of the Long Term Incentive Plan to eliminate any ambiguity or correct or supplement any provision which may be incorrect or incompatible with any other provision thereof;
(ii)	amendments to the Long Term Incentive Plan to ensure compliance with applicable law;
(iii)	amendments necessary for awards of Share Units to qualify for favourable treatment under applicable tax laws; and
(iv)	changes to the entitlement date of any Share Units.

Except as set out in items (i) to (iv) above, any amendment, modification or change to the provisions of the Long Term Incentive Plan which would:

(v)	amend the amendment provisions, other than amendments within the nature of items (i) and (ii) above;
(vi)	materially increase the benefits to a holder of Share Units who is an insider of the Company, to the material detriment of the Company and its shareholders;
(vii)	increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;
(viii)	reduce the range of amendments requiring shareholder approval;
(ix)	permit Share Units to be transferred other than for normal estate settlement purposes;
(x)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;
(xi)	materially modify the eligibility requirements for participation in the Long Term Incentive Plan; or
(xii)	modify the Ownership Restrictions,

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shall only be effective on such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the Long Term Incentive Plan will be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.

Stock Option Plan

The Stock Option Plan was adopted by the Board on March 3, 2011, and was subsequently approved by shareholders on May 4, 2011, and then reapproved on April 30, 2014, April 26, 2017, and May 20, 2020. The Company last granted Options on March 4, 2022. The Stock Option Plan was not reapproved in 2023 and as such, the Company can no longer grant Options, however, the Stock Option Plan continues to govern outstanding Options.

As at March 6, 2025, a total of 449,692 Options (representing 0.06% of the issued and outstanding Shares of New Gold) were outstanding under the Stock Option Plan. The annual “burn rate” for the Stock Option Plan (number of Options granted under the plan in a year divided by the weighted average number of Shares outstanding in that year) was 0.19%, 0% and 0% for 2022, 2023 and 2024, respectively.

The following is a summary of the principal terms of the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Shares acquired on the exercise of the Option.

Vesting

All Options granted under the Stock Option Plan have been granted on the basis they will vest as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. The Board establishes the vesting and other terms and conditions for an Option at the time the Option is granted. In the event of a Change of Control, the Board may, in its discretion, accelerate the vesting of all unvested Options.

Awards under the Stock Option Plan to executive officers are subject to the Company’s Executive Compensation Clawback Policy.

Exercise Price

The Board establishes the exercise price of an Option at the time the Option is granted, but it may not be less than the volume weighted average trading price of the Shares of New Gold on the TSX for the five trading days ending on the last trading date immediately before the date of grant.

Term and Termination of Options

Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve at the time of grant. However, in the event that any Option expires during, or within 48 hours after, a Company-imposed blackout period on the trading of securities of the Company, such expiry will be extended to the tenth day after the end of the blackout period.

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If an Option holder ceases to be an Eligible Person (as defined in the Stock Option Plan) for any reason other than death, retirement or termination for cause, the holder’s vested Options will be cancelled 90 days after he or she ceases to be an Eligible Person unless otherwise determined by the Board or provided in the holder’s employment agreement, but in no case will such date exceed the original expiry date of the Option. Options that have not vested when the holder ceases to an Eligible Person will be cancelled, unless otherwise determined by the Board. The applicable termination date on which an employee subject to Canadian law ceases to be an Eligible Person is the later of the last day worked and the end of the applicable statutory notice period.

If an Option holder is terminated for cause, all vested and unvested Options will be cancelled immediately after the holder ceases to be an Eligible Person.

If an Option holder retires or dies, all unvested Options will vest on the date the holder ceases to be an Eligible Person due to retirement or death and will be cancelled 180 days after the holder’s retirement or death, unless otherwise determined by the Board, but in no case will such date exceed the earlier of the original expiry date of the Option or 12 months following the retirement or death of the holder.

Assignability

Options are non-assignable and non-transferable by a holder, except for assignment to a Permitted Assign (as such term is defined in the Stock Option Plan). Options are exercisable only by the applicable Eligible Person during the lifetime of the applicable Eligible Person and only by the Eligible Person’s legal representative after the death of the Eligible Person.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Stock Option Plan, the Board may at any time and without shareholder approval, terminate the Stock Option Plan or amend the provisions of the Stock Option Plan, or the terms of any Options granted, including, without limitation, making amendments:

(i)	to Section 2.3 of the Stock Option Plan relating to the exercise of Options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;
(ii)	deemed by the Board to be necessary or advisable because of any change in applicable laws;
(iii)	to the definitions section of the Stock Option Plan;
(iv)	to the Change of Control provisions provided for in Section 3.1 of the Stock Option Plan;
(v)	to Section 1.3 of the Stock Option Plan relating to the administration of the Stock Option Plan;
(vi)	to the vesting provisions of any outstanding Options;
(vii)	to postpone or adjust any exercise of any Option or the issuance of any Shares pursuant to the Stock Option Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of the Stock Option Plan or the Shares issuable pursuant to the Stock Option Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Stock Option Plan are exempt from such registration; and

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(viii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of an exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

The Stock Option Plan may, however, not be amended to effect any of the following without the approval of a majority of shareholders voting at a shareholders’ meeting:

(i)	increase the maximum number of Shares which may be issued under the Stock Options Plan;
(ii)	increase the ability of the Board to amend the Stock Option Plan without shareholder approval;
(iii)	amend the definition of “Eligible Persons” and “Permitted Assigns”;
(iv)	reduce the exercise price of any Option;
(v)	amend Section 2.5 of the Stock Option Plan relating to the transferability of any Option; or
(vi)	amend the term of any Option.

In addition, the Board may not amend the Stock Option Plan to increase insider participation limits without first having obtained the approval of a majority of shareholders voting at a shareholders’ meeting, excluding Shares voted by insiders who are Eligible Persons.

The Board may also amend the terms of any Option as long as it does not materially and adversely alter the terms or conditions of the Option or materially and adversely impair the rights of any Option holder under the Option granted without the consent of the Option holder.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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SCHEDULE B - BOARD OF DIRECTORS MANDATE

1.	Purpose and Authority

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable, sustainable, safe and socially responsible manner. In performing its functions, the Board should also consider the legitimate interests its other key stakeholders, such as employees, customers, Indigenous peoples and communities in which it operates, may have in the Company. In overseeing the conduct of the business, the Board, through the President and Chief Executive Officer (“CEO”), shall set the standards of conduct for the Company.

2.	Composition, Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs, including selecting its chair (“Chair”), nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles of the Company and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The Chair or any two independent members of the Board may call a meeting of the Board. A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Chair to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the Chair promptly following each meeting. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Chair to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the Chair of the meeting shall not have a second or casting vote.

The Board shall have access to such officers and employees of the Company, its external auditors and its legal counsel and to all such information respecting the Company as the Board considers to be necessary or advisable in order to perform its duties and responsibilities.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1	Legal Requirements
a.	The Board, together with management, has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.
b.	The Board has the statutory responsibility to:

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i.	manage or, to the extent it is entitled to delegate such power, supervise the management of the business and affairs of the Company by the senior officers of the Company;
ii.	act honestly and in good faith with a view to the best interests of the Company;
iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
iv.	act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, applicable corporate and securities laws and all applicable stock exchange requirements.
3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including having a majority of directors who are “independent” as defined by National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and under applicable stock exchange requirements. The Board, in consultation with the Corporate Governance and Nominating Committee will, at least annually, review the relationship of each director and the Company to determine if each director is or remains “independent” within the meaning of NI 58-101 and applicable stock exchange requirements. In addition, the independent directors shall hold an in camera session without the presence of management or any non-independent directors at each meeting.

In determining the independence of any member of the Board, the Board will consider all relevant factors, including any relationship a director has with the Company, its management, its shareholders and other direct or indirect material relationships which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment.

3.3	Strategy Determination

The Board has the responsibility to ensure that there are long term goals and a strategic planning process in place for the Company and to participate, at least annually, with management, directly or through the Board’s committees, in developing and approving the plan by which the Company proposes to achieve its goals, which plan takes into account, among other things, the opportunities and risks of the Company’s business with a view to the best interests and long term sustainability of the Company.

3.4	Managing Risk

The Board has the responsibility to oversee the identification and assessment of, and to understand, the principal risks of the business in which the Company is engaged, to ensure a proper balance is achieved between risks accepted and the potential return to shareholders, to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long term viability of the Company, and to ensure the material business risks are publicly disclosed by the Company in accordance with applicable laws.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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3.5	Culture and Sustainability

The Board has the responsibility to promote a culture of integrity, ethical leadership, diversity, inclusion and sustainability within the Company, including to oversee the Company’s overall human resources strategy and the Company’s strategy and practices relating to sustainability (including health, safety, environmental and corporate social responsibility) matters.

3.6	Division of Responsibilities

The Board has the power to:

a.	appoint and delegate responsibilities to committees and/or individual directors where appropriate to do so; and
b.	approve position descriptions for:
i.	its individual members and/or the individual members of committees of the Board;
ii.	the Chair of the Board;
iii.	the CEO; and
iv.	the Chief Financial Officer.

The Board shall be responsible for ensuring that the Company’s officers and the directors and officers of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s corporate governance policies and strategic goals.

To assist it in exercising its responsibilities, the Board has established four standing committees of the Board: the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Technical and Sustainability Committee. The Board may establish other standing or ad hoc committees from time to time which will function in accordance with such committee’s charter or terms of reference.

Each committee shall have a written charter or terms of reference that clearly establishes its purpose, responsibilities, composition, structure and functions. Each committee charter or terms of reference shall be reviewed by the Board, in consultation with the Corporate Governance and Nominating Committee, at least annually. The Board is responsible for appointing the committee members, including the chair of each committee.

3.7	Appointment, Training and Monitoring Senior Management

The Board has the responsibility, among other things:

a.	to appoint and oversee the succession of the CEO, to monitor and assess the CEO’s performance and effectiveness, to satisfy itself as to the integrity of the CEO, and to provide advice and counsel in the execution of the CEO’s duties;
b.	to develop or approve the corporate goals or objectives that the CEO is responsible for;

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c.	to approve the appointment of all corporate officers, acting on the advice of the CEO, and to satisfy itself as to the integrity of such corporate officers;
d.	to ensure that adequate provision has been made to train, develop and monitor management and for the orderly succession of management;
e.	to promote a culture of integrity, diversity, inclusiveness and respect throughout the Company;
f.	to ensure that management is aware of the Board’s expectations of management; and
g.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board of significant matters discussed.
3.8	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure with management that the Company operates at all times within applicable laws, regulations and ethical standards, including applicable stock exchange requirements; and
b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.
3.9	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate timely and effectively with its shareholders, other key stakeholders and the public generally, including having appropriate disclosure controls and procedures;
b.	to ensure that the financial performance of the Company is adequately reported by management to shareholders, other securityholders and regulators on a timely and regular basis as required by applicable laws and stock exchange requirements, including having appropriate internal controls over financial reporting;
c.	to oversee the external and internal audit functions of the Company;
d.	to ensure that reasonable processes are in place to assure the timely and accurate reporting by management of developments that would reasonably be expected to have a significant or material impact on the market price or value of the Company’s securities;
e.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;
f.	to develop appropriate measures for receiving shareholder feedback; and
g.	to develop and oversee the Company’s approach to corporate governance, including the Company’s corporate governance policies, principles and guidelines.

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3.10	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it strategic goals and objectives and to revise and alter its direction through management in response to changing circumstances or needs;
b.	to oversee and approve the overall capital and financial structure of the Company and to review and approve all material or strategic projects or transactions which exceed threshold levels established by the Board;
c.	to take action when performance falls short of its goals and objectives or when other circumstances warrant; and
d.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of the Board’s responsibilities, including appropriate cyber security and information technology infrastructure and programs.
3.11	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;
b.	the relevant criteria for proposed nominations to the Board, having regard to required skills, expertise and other qualities, including independence and diversity;
c.	any maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;
d.	the recommended compensation of directors for their services in that role, after consideration by the Corporate Governance and Nominating Committee; and
e.	the number of meetings of the Board to be held each year; provided that the Board shall meet at least on a quarterly basis.
3.12	Education and Assessment

Members of the Board are expected to attend all meetings of the Board in person or by telephone or other electronic communications device that permits all members participating in the meeting to speak and to hear each other, to devote the necessary time and attention to the work of the Board, and to have reviewed Board materials in advance and be prepared to discuss such materials.

The Board has responsibility to ensure that a process is in place so that all new directors receive a comprehensive orientation and fully understand the role of the Board and its committees, the nature and operation of the Company’s business and strategies, the expectations for directors and the contribution that individual directors are required to make. In addition to an initial orientation, members of the Board are expected to pursue ongoing educational opportunities, such as in-house and external seminars and conferences, as appropriate to assist them in better performing their duties, and directors and are encouraged to visit one of the Company’s sites at least once every two years.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Members of the Board will be required to annually assess their own effectiveness and contribution as directors, and the effectiveness of the Board and its committees.

3.13	Third Party Advisors

The Board, and any individual director with the prior approval of the Board, may retain at the expense of the Company, independent counsel and such advisors as it considers to be necessary or advisable in order to properly perform its duties and responsibilities.

4.	Chair of the Board
4.1	The Chair of the Board will provide leadership to directors in discharging their duties as set out in this Mandate, including by:
a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;
b.	promoting cohesiveness among the directors;
c.	being satisfied that the responsibilities of the Board and its committees are well understood and carried out by the directors; and
d.	communicating with members of the Board between meetings of the Board.
4.2	The Chair will assist the Board in discharging its stewardship function, including by:
a.	presiding over all meetings of shareholders of the Company;
b.	together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, and the composition and chairs of such committees;
c.	together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance; and
d.	consulting with committee chairs and overseeing and monitoring the work of committees of the Board.
4.3	In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair will ensure that:
a.	all directors receive updates to Company policy documents and changes to applicable laws and stock exchange requirements, including major public policy and regulatory initiatives relating to the Company’s business;

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b.	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
c.	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
d.	appropriate funding is available to directors to attend external seminars or conferences relevant to their positions as directors of the Company.
4.4	In connection with meetings of the directors, the Chair will be responsible for the following:
a.	scheduling meetings of the directors, including in camera sessions;
b.	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;
c.	as and when required, coordinating the appointment of ad hoc or special committees of the Board;
d.	reviewing items of importance for consideration by the Board;
e.	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;
f.	setting the agenda for meetings of the Board;
g.	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations, including the Board’s access to appropriate members of management and employees as required or appropriate;
h.	acting as the principal liaison between the Board and the CEO;
i.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
j.	presiding over meetings of the directors, including in camera sessions of the independent directors; and
k.	encouraging free and open discussion at meetings of the Board.
5.	Committee Chairs

The chair of any duly constituted committee of the Board will, in addition to such other duties as may be delegated to him or her by the Board or set out in the applicable committee charter:

a.	provide leadership to the committee with respect to its functions as described in the committee’s charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the committee;
b.	chair meetings of the committee, unless not present, including in camera sessions;

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c.	ensure that the committee meets on a regular basis and at the number of times per year required by the committee’s charter;
d.	in consultation with the Chair of the Board and the committee members, establish a calendar for holding meetings of the committee;
e.	establish the agenda for each meeting of the committee, with input from other committee members, the Chair of the Board, senior management and any other parties, as applicable;
f.	act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the committee. This includes reporting to the full Board on all proceedings, deliberations and recommendations of the committee at the first meeting of the Board after each committee meeting and at such other times and in such manner as the committee chair considers advisable;
g.	report annually to the Board on the role of the committee and the effectiveness of the committee’s role in contributing to the objectives and responsibilities of the Board as a whole;
h.	ensure that the members of the committee understand and discharge their duties and obligations;
i.	foster ethical and responsible decision making by the committee and its individual members;
j.	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the committee from time to time;
k.	ensure that resources and expertise are available to the committee so that it may conduct its work effectively and efficiently and pre-approve work to be done for the committee by consultants or other advisors;
l.	facilitate effective communication between members of the committee and management; and
m.	perform such other duties and responsibilities as may be delegated to the chair of the committee by the Board from time to time.
6.	Review

The Corporate Governance and Nominating Committee will annually review this Mandate and submit any recommended changes to the Board for approval.

Last updated, reviewed and approved by the Board on October 29, 2024.

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SCHEDULE C - LONG TERM INCENTIVE PLAN

NEW GOLD INC.

LONG TERM INCENTIVE PLAN

(Revised February 19, 2025)

Article 1
DEFINITIONS AND INTERPRETATION

1.1       For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Achieved Performance Ratio” means, for any Share Unit, the percentage, ranging from 0% to 200% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the Share Unit grant letter evidencing such Share Unit;
B.	“Act” means the Business Corporations Act (British Columbia), or its successor, as amended, from time to time;
C.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 - Prospectus and Registration Exemptions, as may be amended from time to time;
D.	“Associate” with any person or company, is as defined in the Securities Act (British Columbia), as may be amended from time to time;
E.	“Board” means the Board of Directors of the Corporation or if established and duly authorized to act, a committee appointed for such purpose by the Board of Directors of the Corporation;
F.	“Change of Control” means the occurrence of any one or more of the following events:
(i)	the Corporation is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Corporation);
(ii)	the Corporation sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an Affiliate of the Corporation);
(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;
(iv)	any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 40% or more of the votes attached to all of the Corporation's outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors) and as a result of such acquisition of control, directors of the Corporation holding such office immediately prior to such acquisition of control shall not constitute a majority of the Board;

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(v)	as a result of or in connection with: (A) the contested election of directors or (B) a transaction referred to in paragraph (i) above, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the Board; or
(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

G.	“Corporation” means New Gold Inc., a corporation existing under the Act, and includes any successor corporation thereof;
H.	"Eligible Contractors" means persons who are not employees of the Corporation that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate;
I.	“Entitlement Date” means the date as determined by the Board in its sole discretion in accordance with the Plan, provided, in the case of Participants who are liable to taxation under the provisions of the Income Tax Act (Canada) in respect of amounts payable under this Plan, that such date, or amendment of such date as contemplated by Section 3.8 of this Plan, shall not be later than December 31 of the third calendar year following the calendar year in which the services were performed in respect of the corresponding Share Unit Award or such later date as may be permitted under paragraph (k) the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) as amended from time to time, or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a “salary deferral arrangement” for purposes of the Income Tax Act (Canada);
J.	“Grant Date” means the date that a Share Unit Award is granted to a Participant under this Plan, as evidenced by the register or registers maintained by the Corporation for Share Unit Awards;
K.	“Insider” means: (i) an insider as defined in the Securities Act (British Columbia), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);
L.	“Market Price” at any date, in respect of the Shares, shall be (a) the volume weighted average trading price of such Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Board); or (b) in the event that the Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the market value of the Shares as determined by the Board in its sole discretion, acting in good faith;

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M.	“Participant” means any employee or Eligible Contractor of the Corporation or any Affiliate of the Corporation or of any Affiliate to whom Share Units are granted hereunder, including Retired Employees that continue to hold unvested Share Units after their Retirement. For certainty, non-executive members of the Board will not be considered Participants;
N.	“Plan” means this Long Term Incentive Plan, as same may be amended from time to time;
O.	“Required Shareholder Approval” means the approval of this Plan by the shareholders of the Corporation, as may be required by the TSX or any other Stock Exchange on which the Shares are listed, as a plan allowing for the issuance of Shares from treasury to satisfy Share Units on an applicable Entitlement Date, as contemplated in Article 4;
P.	“Resignation” means the cessation of employment with the Corporation or an Affiliate by a Participant, in each case, as a result of resignation (which for greater certainty, does not include Retirement);
Q.	“Retired Employee” means any Participant who ceases to be an employee of the Corporation or an Affiliate due to Retirement;
R.	“Retirement” means the Participant ceasing to be an employee of the Corporation or an Affiliate upon retiring and having met the stipulated age and years of service as set out in the Corporation’s Retirement Policy or as otherwise determined by the Board;
S.	“Retirement Date” means the effective date of the Participant’s Retirement;
T.	“Shares” means the common shares in the capital of the Corporation;
U.	“Share Unit” means a unit (which may be referred to as a restricted share unit or a performance share unit) credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the Participant’s Entitlement Date a cash payment equal to the then Market Price of a Share (subject to adjustments), and, if applicable, multiplied by the Achieved Performance Ratio. Subject to the Required Shareholder Approval being obtained, if the Board so elects, the Corporation may satisfy the amount for such payment obligation by issuing such number of Shares from treasury determined in accordance with Section 3.5 and Article 4;
V.	“Share Unit Award” means an award of Share Units under this Plan to a Participant;
W.	“Stock Exchange” means the TSX, the NYSE American or any other stock exchange on which the Shares are listed for trading at the relevant time;

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X.	“Termination Date” means:
(i)	in the case of an employee, (x) the termination of the employment of the employee, with or without cause, as the context requires, by the Corporation or an Affiliate, which shall be deemed to be the later of the date of such termination and the last day of the statutory notice period, if required and only as minimally prescribed by the applicable employment standards legislation, (y) the date of Resignation, in each case without regard to any period during which the Participant receives, or claims to be entitled to, any compensatory payments or damages in lieu of notice of termination pursuant to contract or common law, or (z) the Retirement Date; and
(ii)	in the case of an Eligible Contractor, the date of termination of the services of the Eligible Contractor by the Contractor or the Corporation or any Affiliate,

provided that in each case if the Participant continues as an employee or Eligible Contractor after such termination, then a termination will not occur until such time thereafter as the Participant ceases to be an employee or Eligible Contractor in accordance with this definition;

Y.	“Total Disability” means the Participant is disabled by physical or mental impairment and thereby unable to perform his or her essential duties, with or without accommodation under applicable human rights legislation, for the foreseeable future such that the employment relationship is deemed frustrated at law;
Z.	“Triggering Event” means (i) in the case of an employee, the termination of the employment of the employee, without cause, as the context requires, by the Corporation or an Affiliate; (ii) in the case of an employee, a material adverse change imposed by the Corporation or the Affiliate (as the case may be) in duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately prior to the Change of Control, or a material diminution of title imposed by the Corporation or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control; or (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or any Affiliate;
AA.	“TSX” means the Toronto Stock Exchange.

1.2       The headings of all articles, Sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.3       Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4       The words "herein”, "hereby”, "hereunder”, "hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.5       The word “including” is deemed to mean “including without limitation”.

1.6       Any reference to “employee” or “employees” of the Corporation in this Plan includes officers of the Corporation.

1.7       Any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends.

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1.8       Whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a business day, such payment shall be made, action shall be taken or period shall expire on the next following business day.

1.9       Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

Article 2
PURPOSE AND ADMINISTRATION OF THE PLAN

2.1       This Plan provides for the granting of Share Unit Awards and the settlement of such Share Unit Awards through the payment of cash (or, with respect to Share Units that are subject to performance conditions or measures, subject to the Required Shareholder Approval and at the election of the Board in its sole discretion, the issuance of Shares from treasury) for services rendered, for the purpose of advancing the interests of the Corporation, its Affiliates and its shareholders through the motivation, attraction and retention of employees including officers and Eligible Contractors and the alignment of their interest with the interest of the Corporation’s shareholders. It is intended that this Plan not be treated as a “salary deferral arrangement” by reason of paragraph (k) of the definition thereof in subsection 248(1) of the Income Tax Act (Canada) or subsection 7(3) of the Income Tax Act (Canada) (as applicable).

2.2       This Plan shall be administered by the Board and the Board shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board may deem necessary in order to comply with the requirements of this Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Corporation.

2.3       The Corporation shall maintain a register in which it shall record the name and address of each Participant, the number of Share Units granted to each Participant, and whether the Share Units so granted have been granted as performance share units or restricted share units.

2.4       Subject to Section 3.1, the Board shall from time to time determine the Participants who may participate in this Plan. The Board shall from time to time determine the Participants to whom Share Units shall be granted and the provisions and restrictions with respect to such grants, all such determinations to be made in accordance with the terms and conditions of this Plan.

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Article 3
SHARE UNITS AWARDS

3.1       This Plan is hereby established for employees and Eligible Contractors of the Corporation and its Affiliates. No grant of a Share Unit Award shall be made to a director of the Corporation, unless the director is also an employee or Eligible Contractor of the Corporation or its Affiliate.

3.2       A Share Unit Award is granted to a Participant at the Board’s discretion and is in recognition of the services provided to the Corporation or an Affiliate in the calendar year in which the grant is made and each subsequent calendar year through to the Entitlement Date. The number of Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date. Unless otherwise expressly provided herein, each Share Unit, whether a performance share unit or a restricted share unit, vests on its Entitlement Date and is not earned or accrued prior to the Entitlement Date. For the avoidance of doubt, a Participant will have no right or entitlement whatsoever to receive any cash payment (or receive the equivalent in Shares) unless such Participant remains a Participant until the Entitlement Date or unless otherwise expressly provided herein. Unless the Board determines otherwise, or unless otherwise provided in this Plan or specified in the Share Unit grant letter, the termination or Resignation of the Participant prior to the Entitlement Date results in the forfeiture of Share Units that have not yet vested. An Employee’s status as a Participant will continue until the Termination Date and any unvested Share Units are not subject to forfeiture until such date.

3.3       In the event any dividend is paid on Shares, the Corporation will credit each Participant with additional Share Units as a bonus. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Corporation. The additional Share Units will vest on the Participant’s Entitlement Date of the particular Share Unit Award (and will be subject to the same terms) to which the additional Share Units relate.

3.4       Except as otherwise set forth in this Section 3.4, a Share Unit Award granted to a Participant will entitle the Participant, subject to the satisfaction of any vesting requirements, performance conditions or measures, restrictions or limitations imposed under this Plan or the applicable Share Unit grant letter, to receive on the Participant’s Entitlement Date, as the case may be, a payment in cash or the equivalent Shares (in accordance with, and subject to, Article 4) as contemplated in Section 3.5 and as set forth in the applicable Share Unit grant letter as provided for in Section 3.7.

A.	Death or Total Disability

Notwithstanding the first paragraph of this Section 3.4, unless the Board determines otherwise, a Participant’s Entitlement Date shall be accelerated due to the death of the Participant or due to the Total Disability of the Participant, as follows:

(i)	in the event of the death of the Participant, the Participant’s Entitlement Date shall be the date of death; and
(ii)	in the event of the Total Disability of the Participant, the Participant’s Entitlement Date shall be the later of: (i) the date which is 60 days following the date on which the Participant becomes so disabled; and (ii) the end of the Participant’s minimum statutory notice period prescribed by applicable employment standards legislation, as applicable.
B.	Termination or Resignation

Subject to Section 3.4C, in the event of a termination or Resignation of a Participant or in the event a Participant otherwise ceases to be a Participant prior to the Entitlement Date, all unvested Share Units credited to the Participant shall become void and the Participant shall have no entitlement and will forfeit any rights to any payment (or, for greater certainty, Shares) under this Plan, except as may otherwise be determined by the Board in its sole and absolute discretion, or as otherwise provided in this Plan or specified in the Share Unit grant letter.

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C.	Termination Without Cause or Retirement

Notwithstanding the foregoing, in the event of a termination without cause or Retirement of a Participant, the Participant will be entitled to the pro rata vesting of Share Units (with respect to both performance share units and restricted share units) as follows:

(i)	Performance Share Units - Where there is a termination without cause and a Participant has Share Units in the form of performance share units that do not vest prior to the Termination Date, the Corporation will provide a pro-rated cash payment to the Participant to reflect the actual period of service between the Grant Date and the Termination Date calculated with reference to: (i) the period from the start of the first measurement period for such performance share units to the Termination Date, (ii) the achieved performance ratio for all measurement periods that were completed prior to the termination, (iii) the achieved performance ratio calculated to the end of the calendar month prior to the month of termination for all other measurement periods, (iv) the number of unvested performance share units, and (v) the Market Price of Shares at the end of the calendar month before the month of the Termination Date.
(ii)	Restricted Share Units -Where there is a termination without cause and a Participant has Share Units in the form of restricted share units that do not vest prior to the Termination Date, the Corporation will provide a pro-rated cash payment to the Participant to reflect the actual period of service between the Grant Date and the Termination Date calculated with reference to: (i) the period from the Grant Date to the Entitlement Date for each tranche of such restricted share units, (ii) the period from the Entitlement Date of the most recent tranche vested for such restricted share units (if any) and the Termination Date, (iii) the number of unvested restricted share units, and (iv) the Market Price of Shares at the end of the calendar month before the month of the Termination Date.
(iii)	Additional considerations for termination without cause - In the case of a Participant being terminated without cause, the entitlements set out in (a) and (b) above, are subject to the following conditions, or as otherwise determined by the Board: (i) the Participant having completed two years as an employee of the Corporation as of the Termination Date and (ii) having signed a full and final release of claims in a form that is satisfactory to the Corporation.

3.5       All amounts payable, or Shares to be issued, to, or in respect of a Participant, on the settlement of Share Units shall be paid, or issued, to the Participant or the Participant’s estate on or immediately following the Entitlement Date provided in no case shall payment be made or Shares issued after December 31 of the third calendar year following the calendar year in which the applicable services were rendered by the Participant unless otherwise permitted by in accordance with subsection 7(3) of the Income Tax Act (Canada). Subject to Section 5.1, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Corporation (or any of its Affiliates), for the settlement of Share Units as specified in a Share Unit grant letter by either:

(i)	a payment in cash to the Participant equal to the Market Price of a Share on the Entitlement Date multiplied by the number of Share Units being settled, or

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(ii)	the issuance of Shares to the Participant (in accordance with Article 4) in an amount equal to the number of Share Units being settled,

in each case (in the case of Share Units that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio, as applicable.

In the event the Participant’s Entitlement Date is accelerated as a result of the death or Total Disability of the Participant in accordance with Section 3.4A, in the case of Share Units that are subject to performance conditions or measures, unless the Board determines otherwise, the Achieved Performance Ratio will be calculated based on (x) in the case of any performance measurement periods that are complete on or prior to the Entitlement Date, the actual performance, and (y) in the case of any performance measurement periods that are not complete on or prior to the Entitlement Date, assuming 100% performance achievement during such measurement period.

In the event the Participant’s Entitlement Date is accelerated in the circumstances contemplated in Section 3.10 or Section 3.11, in the case of Share Units that are subject to performance conditions or measures, the Achieved Performance Ratio will be calculated based on (x) in the case of any performance measurement periods that are complete on or prior to the Change of Control, the actual performance, and (y) in the case of any performance measurement periods that are not complete on or prior to the Change of Control, assuming 150% performance achievement during such measurement period.

3.6       Unless otherwise determined by the Board, this Plan will be an unfunded obligation of the Corporation and the Corporation’s obligations hereunder shall constitute general unsecured obligations, payable solely out of its general assets, and no Participant or other person shall have any right to any specific assets of the Corporation. To the extent any individual holds rights under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Corporation.

3.7       Each grant of a Share Unit under this Plan shall be evidenced by a Share Unit grant letter issued to the Participant by the Corporation. Such Share Unit grant letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Share Unit grant letter. The provisions of the various Share Unit grant letters issued under this Plan need not be identical.

3.8       Concurrent with the determination to grant Share Units to a Participant, the Board shall determine the Entitlement Date applicable to such Share Units, provided the Board shall have discretion to amend the Entitlement Date after such grant. In addition, for Share Units that may be satisfied by the issuance of Shares, the Board shall at the time they are granted, make such Share Units subject to performance conditions or measures to be achieved by the Corporation, the Participant or a class of Participants, prior to the Entitlement Date, for such Share Units.

3.9       The Board shall establish criteria for the grant of Share Units to Participants.

3.10       If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 1.1F(i),F(ii), (iv), (v) or (vi) (with respect to (vi), if the Board has adopted a resolution that a Change of Control has occurred), all outstanding Share Units shall vest and the Entitlement Date shall occur on the date of such Triggering Event.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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3.11       In the event of a Change in Control pursuant to the provisions of Section 1.1F(i), all Share Units outstanding shall immediately vest and the Entitlement Date shall occur.

Article 4
ADDITIONAL PROVISION FOR TREASURY BASED SHARE ISSUANCES

4.1       Article 4 shall become effective only on receipt by the Corporation of any Stock Exchange approval and of the Required Shareholder Approval. On Article 4 becoming effective, the Corporation shall have the power, at the Board’s discretion, to satisfy any obligation of the Corporation under Share Units (including those outstanding at the time Article 4 becomes effective) that are subject to performance conditions or measures by the issuance of Shares from treasury as determined in accordance with Section 3.5(ii). If the Required Shareholder Approval and Stock Exchange approval are not obtained, no Shares shall be issuable from treasury in respect of Share Units issuable under this Plan. From the time after Article 4 becomes effective, the Board can, at its sole discretion, grant Share Units that can only be satisfied by the issuance of Shares from treasury or by a cash payment or any combination thereof.

4.2       The maximum number of Shares made available for the Plan shall be determined from time to time by the Board, but in any case, shall not exceed 2.5% of the Shares issued and outstanding from time to time, subject to adjustments pursuant to Section 6.7. The Plan shall be a “rolling plan” and therefore when Share Units are settled, cancelled or terminated, Shares shall automatically be available for the grant of new Share Units under this Plan. The aggregate number of Shares issuable to Insiders pursuant to Share Units granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares issued to Insiders pursuant to Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Shares then outstanding. For purposes of this Section 4.2, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Share Units.

4.3       In no case can a Participant immediately after being granted an award of Share Units (a) hold a beneficial interest of greater than 5% of the Shares in the Corporation nor (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of the Corporation.

4.4       On Article 4 becoming effective, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Plan (including any Share Unit grant letters), as follows:

(i)	amendments of a house keeping nature, which include amendments relating to the administration of the Plan to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision hereof;
(ii)	amendments to the Plan to ensure compliance with applicable law;
(iii)	amendments necessary for awards of Share Units to qualify for favourable treatment under applicable tax laws; and
(iv)	changes to the Entitlement Date of any Share Units.

Except as otherwise permitted pursuant to paragraphs (i) to (iv) of this Section 4.4, any amendment, modification or change to the provisions of the Plan which would:

(v)	amend the provisions of this Section 4.4, other than an amendment within the nature of paragraphs (i) and (ii);

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(vi)	materially increase the benefits to the holder of the Share Units who is an Insider to the material detriment of the Corporation and its shareholders;
(vii)	increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Plan other than by virtue of Section 6.7 of the Plan;
(viii)	reduce the range of amendments requiring shareholder approval contemplated in this Section;
(ix)	permit Share Units to be transferred other than for normal estate settlement purposes;
(x)	change Insider participation limits which would result in shareholder approval being required on a disinterested basis;
(xi)	materially modify the eligibility requirements for participation in the Plan; or
(xii)	modify Section 4.3,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Plan shall be subject to the approval, if required, by any Stock Exchange having jurisdiction over the securities of the Corporation.

4.5       No fractional Shares may be issued under the Plan. If a Participant would become entitled to a fractional Share hereunder, such Participant shall only have the right to receive the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Article 5
WITHHOLDING TAXES

5.1       The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes or source deduction which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment made, or Shares issued, under this Plan.

Article 6
GENERAL

6.1       This Plan shall remain in effect until it is terminated by the Board.

6.2       The Board may amend or discontinue this Plan at any time in its sole discretion, provided that such amendment or discontinuance may not in any manner adversely affect the Participant’s rights under any Share Unit granted under this Plan. This Section 6.2 shall be subject to the restrictions outlined in Section 4.4 on Article 4 becoming effective.

Any amendment of this Plan shall be such that this Plan will not be considered a “salary deferral arrangement” as defined in subsection 248(1) of Income Tax Act (Canada) or any successor provision thereto as amended from time to time, or other applicable provisions thereof, by reason of this Plan continuously meeting the requirements under the exception in paragraph (k) of that definition or subsection 7(3) of the Income Tax Act (Canada). Notwithstanding the foregoing, the Corporation shall obtain requisite Stock Exchange and/or shareholder approval in respect of amendments to this Plan, to the extent such approvals are required by any applicable laws or regulations.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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6.3       Except pursuant to a will or by the laws of descent and distribution, no Share Unit and no other right or interest of a Participant is assignable or transferable.

6.4       No holder of any Share Units shall have any rights as a shareholder of the Corporation. Except as otherwise specified herein, no holder of any Share Units shall be entitled to receive, and no adjustment is required to be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation.

6.5       Nothing herein contained shall be deemed to give any person the right to be retained as an employee or Eligible Contractor or to otherwise be retained in the service of the Corporation or an Affiliate. Share Units are not Shares and will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, the right to receive dividends or rights on liquidation, dissolution or winding-up of the Corporation.

6.6       A Participant will not be entitled to receive any additional Share Unit Awards under the Plan during or with respect to any period of contractual or common-law reasonable notice and a Participant is not entitled to any compensation or damages in lieu of any forfeited or unvested Share Units or payments or issuance of Shares with respect to such period.

6.7       In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to outstanding Share Units by the Board, in its sole discretion, to reflect such changes. If the foregoing adjustment shall result in a fractional Share or Share Unit, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

6.8       For the avoidance of doubt, all payments under this Plan to individuals subject to United States income tax shall be made no later than the deadline set forth in section 1.409A-1(b)(4)(i) of the United States Treasury Regulations with respect to short term deferrals of compensation.

6.9       If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

6.10       This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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